
STERIS


11007659

# Fiscal 2011 Annual Report

# Dear Fellow Shareholders,

It is my pleasure to be writing my fourth letter to you. When I reflect on the past three and a half years at STERIS, I am pleased with the progress our people have made becoming more Customer focused, developing innovative products, and evolving into a leaner organization focused on quality, delivery and efficiency. Our people have accomplished much in the face of healthcare reform, macro challenges in the economy, and the SYSTEM 1® transition.

At the beginning of fiscal 2011, we predicted that most of our primary markets would improve to more normalized growth levels, but that our profitability may be negatively impacted by the SYSTEM 1 transition. At the highest level, the year's performance turned out about as we expected, although some of the drivers were different than we anticipated.

Adjusted revenue growth of 4% for fiscal 2011 was driven by 5% adjusted growth in our Healthcare business. Throughout the year, our surgical products generated double digit growth, as healthcare providers invested in their revenue-generating procedural spaces. We saw continued success with our newer surgical products including LED lights, next generation surgical tables, and our integrated OR platform. In addition, recently released infection prevention capital equipment products such as V-PRO™ gas sterilizers and Vision™ washer-disinfectors performed well. We also shipped our first SYSTEM 1E™ units during the year. Our Healthcare consumables business, excluding S20 Sterilant for SYSTEM 1, showed continued strength this year, particularly our Prolystica™ Ultra-Concentrate chemistries.

Our Isomedix segment had a very strong year, with revenue growth of 8% and continued improvement of operating income leverage, which is the result of the capacity expansions we have invested in over the last several years.

Our Life Sciences business has made tremendous profitability progress the past three years, and fiscal 2011 was no exception. We successfully grew consumables 8% for the year, on top of double digit growth last year. Capital equipment sales continued to be slow as a result of consolidations in the pharmaceutical manufacturing market, but we believe we may have finally seen the bottom.

Turning to the SYSTEM 1 transition, we began shipping SYSTEM 1E units later in the fiscal year than expected, which shifted the majority of the SYSTEM 1 transition from fiscal 2011 into fiscal 2012. In addition, the FDA extended the time period for transitioning away from SYSTEM 1 by six months, which moved the deadline to February 2, 2012. As a result, we are not as far along in the transition of Customers in the United States from SYSTEM 1 as we had originally anticipated.

While the transition has been a lot of work, and more remains to be done, we have made substantial progress over the past 18 months. The SYSTEM 1E unit was cleared by FDA and we are now selling it. We have the optional chemical indicator cleared, and our Customers have additional time to make the transition. We are actively working with our Customers in the United States to transition from SYSTEM 1 and to provide SYSTEM 1E units as quickly as possible.

Shifting to our profitability for fiscal 2011, we had a good year given the marketplace dynamics we were facing. In particular, we continued to see declines in SYSTEM 1 consumable revenue during the year and have also experienced a considerable shift in the mix of our products towards capital equipment, which tend to have lower gross margins. Even in the face of these trends, we improved our adjusted operating income by 4% and delivered adjusted earnings per diluted share of $2.19.

While the build-up of SYSTEM 1E inventory has impacted our working capital needs, our balance sheet and cash generation capabilities remain strong, ending the year with a total debt-to-capital ratio of 21%. We increased our dividend during fiscal 2011 to $0.15 per quarter; representing the fifth year in a row of double digit percentage increases in our dividend payment. And we were active in the market, buying back close to a million shares for just under $30 million.

# Opportunities

We have spent much time talking to you about the SYSTEM 1 transition. We also want to remind you of the other opportunities your Company has in the coming years.

We have several initiatives underway in the Healthcare segment focused on helping our Customers enhance their perioperative performance. We plan to do this by helping them improve efficiencies in the two primary areas in the perioperative loop – the operating room and the sterile processing department (where surgical instruments are reprocessed in between surgeries). Our goal is to make everything work more effectively together so that our Customers can keep surgeries on schedule and be more efficient.

Across the business, we are utilizing new products to build tiered product offerings for our Customers to choose from, with correlating feature/function and cost/benefit. And we are making growth investments beyond our internal research and development efforts. In fiscal 2011, we made additional investments of approximately $17 million in VTS Medical Systems, our partner for integrated operating room products, and we now own just under 50% of that joint venture.

We also have significant opportunities for growth outside North America. Revenues in Asia Pacific and Latin America, though relatively small, continue to grow at double digit rates. At the beginning of fiscal 2012, we completed the acquisition of Sercon Industries, a privately held sterilizer company based in Brazil, for $30 million. The acquisition of Sercon will allow us to compete more effectively in the growing Latin American market by adding regional manufacturing, strengthening our local distribution network, and adding a line of sterilizers designed specifically for that market.

As we continue to work through a challenging macro environment on the capital side of our Life Sciences segment, largely as a result of consolidation within Big Pharma companies, we will work to expand our consumable offerings while continuing to improve our margins through the introduction of new products and operational efficiencies.

Isomedix has been expanding capacity selectively over the last several years to meet specific Customer demand in areas such as the Southwestern United States. In fiscal 2012 we will work on expanding gamma operations in the Northeastern United States as well.

As we enter the final year of our existing restructuring plans, we are well underway with our consolidation and expansion plans in the United States and Europe. In the United States, our Northeast Ohio campus has been expanded to accommodate the remaining operations from our Erie, Pennsylvania facility. This project includes a state-of-the-art Customer Solutions Center including multiple operating rooms and a sterile processing department to showcase our products and services. In our European Healthcare operation, we are consolidating four locations into two to create a Customer showroom and factory for our European capital equipment. While the completion of these two projects requires investments in fiscal 2012, we will largely see the benefits in fiscal 2013 and beyond.

We look forward to the opportunities ahead of us in fiscal 2012. While we must execute a successful transition from SYSTEM 1, we plan to deliver growth in revenue and earnings for the year.

I am grateful for the hard work and dedication of our people, who have demonstrated their collective strength as we improve our business. I also want to thank the Board of Directors for their guidance, and welcome David B. Lewis, who joined the Board last July.

On behalf of everyone at STERIS, we thank our fellow shareholders for another year of continued support.

Walter M Rosebrough, Jr.
President and Chief Executive Officer
June 2011

*(Adjusted revenues, operating income and earnings per share exclude the impact of the SYSTEM 1 Rebate Program, the proposed SYSTEM 1 class action litigation settlement and restructuring expenses. Please refer to the accompanying Fiscal 2011 Form 10-K for a complete reconciliation of adjusted results to GAAP results and precautions regarding risk factors and forward looking statements.)*

# United States Securities and Exchange Commission

Washington, D. C. 20549

## FORM 10-K

☒ Annual Report Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

For the fiscal year ended March 31, 2011

OR

☐ Transition Report Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

For the transition period from to

Commission file number 1-14643



# STERIS Corporation

(Exact name of registrant as specified in its charter)

| Ohio | 34-1482024 |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (IRS Employer Identification No.) |

| 5960 Heisley Road, Mentor, Ohio | 44060-1834 | 440-354-2600 |
|---|---|---|
| (Address of principal executive offices) | (Zip Code) | (Registrant's telephone number including area code) |

**SECURITIES REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:**

| Title of each class | Name of Exchange on Which Registered |
|---|---|
| Common Shares, without par value | New York Stock Exchange |

**SECURITIES REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:**

None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☒ Accelerated Filer ☐

Non-Accelerated Filer ☐ (Do not check if a smaller reporting company) Smaller Reporting Company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates of the Registrant, computed by reference to the closing price of such stock as of September 30, 2010: $1,782,749,207

The number of Common Shares outstanding as of May 20, 2011: 59,219,570

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the 2011 Annual Meeting – Part III

# Table of Contents

# PART I

Throughout this Annual Report, STERIS Corporation and its subsidiaries together are called "STERIS," "the Company," "we," "us," or "our," unless otherwise noted. References in this Annual Report to a particular "year" or "year-end" mean our fiscal year, which ends on March 31. For example, fiscal year 2011 ended on March 31, 2011.

## ITEM 1. BUSINESS

### INTRODUCTION

STERIS Corporation is a leading provider of infection prevention and surgical products and services, focused primarily on healthcare, pharmaceutical and research. Our mission is to provide a healthier today and a safer tomorrow through knowledgeable people and innovative infection prevention, decontamination and health science technologies, products and services. We offer our Customers a unique mix of innovative capital equipment products, such as sterilizers and surgical tables; consumable products, such as detergents and skin care products; and services, including equipment installation and maintenance; and microbial reduction of medical devices and other products.

We were founded as Innovative Medical Technologies in Ohio in 1985, and renamed STERIS Corporation in 1987. However, some of our businesses that have been acquired and integrated into STERIS, notably American Sterilizer Company, have much longer operating histories. With global headquarters in Mentor, Ohio, we have approximately 5,000 employees worldwide and operate in more than 60 countries. We have a direct sales force of approximately 500 and a service organization of approximately 1,080 who work diligently to meet the increasingly complex needs of our Customers.

We operate in three reportable business segments: Healthcare, Life Sciences, and STERIS Isomedix Services. "Corporate and other," which is presented separately, contains the Defense and Industrial business unit plus costs that are associated with being a publicly traded company and certain other corporate costs. These costs include executive office costs, Board of Directors compensation, shareholder services and investor relations, external audit fees, and legacy pension and post-retirement benefit costs.

In our largest segment, Healthcare, we are focused on assisting our Customers in enhancing their perioperative performance. We provide support directly to the operating room, as well as to the sterile processing functions where instruments are reprocessed between surgeries and gastrointestinal procedures. Our integrated offering of equipment, consumables and services used throughout healthcare facilities enables Customers to reduce costs and improve outcomes.

Our second largest segment, Life Sciences, primarily serves pharmaceutical manufacturers and research organizations by providing decontamination and sterilization technologies, products and services that help support the safety and effectiveness of the products they produce.

STERIS Isomedix Services ("Isomedix") provides ethylene oxide and/or irradiation services on a contract basis through 18 facilities in North America, where we process medical devices and other products as designated by our Customers' specifications prior to their delivery to the end user.

Many factors are driving an increased awareness of the importance of infection control throughout the world. In the United States, hospitals are increasingly not reimbursed for the impacts of hospital acquired patient infections and infection is increasingly a reported quality measure that may impact reimbursement as well as provide patients with information that can help shape their decisions about where to receive care. On a more global basis, recent threats such as H1N1 virus, Avian Bird Flu, and the rise in drug-resistant strains of bacterial diseases have raised awareness of the need for enhanced safety. We are positioned to help address these concerns in traditional and non-traditional settings with our combination of capital equipment, consumables and services.

### INFORMATION RELATED TO BUSINESS SEGMENTS

Our chief operating decision maker is our President and Chief Executive Officer ("CEO"). The CEO is responsible for performance assessment and resource allocation. The CEO regularly receives discrete financial information about each reportable segment. The CEO uses this information to assess performance and allocate resources. The accounting policies of the reportable segments are the same as those described in note 1 to the Consolidated Financial Statements titled, "Nature of Operations and Summary of Significant Accounting Policies," of this Annual Report. Segment performance information for fiscal years 2011, 2010, and 2009 is presented in note 12 to our Consolidated Financial Statements titled, "Business Segment Information" and in Item 7 titled, "Management's Discussion and Analysis of Financial Condition and Results of Operations" ("MD&A"), of this Annual Report.

## HEALTHCARE SEGMENT

**Description of Business.** Our Healthcare segment manufactures and sells infrastructure capital equipment, accessory, consumable, information support and service solutions to healthcare providers, including acute care hospitals and surgery and gastrointestinal centers. These solutions aid our Customers in improving the safety, quality, productivity, and utility consumption of their surgical, sterile processing, gastrointestinal, and emergency environments.

**Products Offered.** These capital equipment, accessory and consumable solutions include:

- Steam, vaporized hydrogen peroxide and ethylene oxide ("EO") sterilizers, as well as liquid chemical sterilant processing systems, that allow Customers to meet rigorous standards and regulations and assist in the safe and effective re-use of medical equipment and devices.
- Automated washer/disinfector systems that clean and disinfect a wide range of items from rolling instrument carts and other large healthcare equipment to small surgical instruments.
- General and specialty surgical tables, surgical and examination lights, equipment management systems, operating room storage cabinets, warming cabinets, scrub sinks, and other complementary products and accessories for use in hospitals and other ambulatory surgery sites.
- Connectivity solutions such as operating room ("OR") integration , workflow, patient tracking and instrument management that allow for high quality transfer of information and images throughout the hospital and between hospitals throughout the world. These solutions aid in improving the productivity and quality of Customers' inpatient and outpatient surgical departments and sterile processing functions.
- Cleaning chemistries and sterility assurance products used in instrument cleaning and decontamination systems.
- Cleansing products, including hard surface disinfectants and skin care and hand hygiene solutions, for use by care-givers and patients throughout healthcare institutions.

Significant brand names for these products include SYSTEM 1®, SYSTEM 1E™, Amsco®, Hamo®, Reliance®, Cmax®, Harmony®, Kindest Kare®, Alcare®, Verify®, and Cal Stat®.

**Services Offered.** Our Healthcare segment provides various preventive maintenance programs and repair services to support the effective operation of capital equipment over its lifetime. We offer these corrective and preventive service solutions to Customers who have internal clinical/biomedical engineering departments and Customers who rely on us to provide those services. Field service personnel install, maintain, upgrade, repair, and troubleshoot equipment throughout the world. We also offer comprehensive sterilization and Surgical management consulting services allowing healthcare facilities to achieve safety, quality, and productivity improvements in the perioperative loop that flows between and among surgical suites and the central sterile department. More recently, we have begun to utilize remote equipment monitoring technology to improve Customers' equipment uptime and by servicing equipment during off-peak hours. Additionally, our Healthcare segment provides other support services such as construction and facility planning, engineering support, device testing, Customer education, hand hygiene process excellence, asset management/planning, and the sale of replacement parts. Finally, we also provide information management and decision support solutions to operating room and central sterilization managers to help in managing these environments and identifying opportunities to improve performance.

**Customer Concentration.** Our Healthcare segment sells capital equipment, consumables, and services to Customers in the United States and many other countries throughout the world. For the year ended March 31, 2011, no Customer represented more than 10% of the Healthcare segment's total revenues and the loss of any single Customer is not expected to have a material impact on the segment's results of operations or cash flows.

**Competition.** We compete with a number of large companies that have significant product portfolios and global reach, as well as a number of small companies with very limited product offerings and operations in one or a limited number of countries. On a product basis, competitors include Getinge, Johnson & Johnson, 3M, Belimed, Berchtold, Cantel Medical, Ecolab, Go Jo, Kimberly-Clark, Skytron, and Stryker.

## LIFE SCIENCES SEGMENT

**Description of Business.** Our Life Sciences segment manufactures and sells a broad range of capital equipment, formulated cleaning chemistries, and service solutions to pharmaceutical companies, and private and public research facilities around the globe.

**Products Offered.** These capital equipment and formulated cleaning chemistries include:

- Sterilizers used in the manufacture of pharmaceuticals and biopharmaceuticals as well as sterilizers for equipment and instruments used in research studies, mitigating the risk of contamination.
- Washer/disinfectors that decontaminate various large and small materials and components in pharmaceutical and industrial manufacturing processes and in research labs, such as glassware, vessels, equipment parts, drums, hoses, and animal cages.

- High-purity water equipment, which generates water for injection and pure steam.
- Vaporized Hydrogen Peroxide ("VHP"®) generators used to decontaminate many high value spaces, from small isolators to large pharmaceutical processing and laboratory animal rooms.
- Formulated cleaning chemistries that are used to prevent biological and chemical contamination and to monitor sterilization and decontamination processes, including products used to clean components used in manufacturing, decontaminate systems, and disinfect or sterilize hard surfaces.

Significant brand names for these products include Amsco®, Reliance®, Finn-Aqua®, VHP®, and the CIP® Products.

**Services Offered.** Our Life Sciences segment offers various preventive maintenance programs and repair services to support the effective operation of capital equipment over its lifetime. Field service personnel install, maintain, upgrade, repair, and troubleshoot equipment throughout the world. We utilize remote equipment monitoring technology to improve Customers' equipment uptime. We also offer consulting services and technical support to architecture and engineering firms and laboratory planners. Our services deliver expertise in decontamination and infection control technologies and processes to end users. Our service personnel also provide higher-end validation services in support of our pharmaceutical Customers.

**Customer Concentration.** Our Life Sciences segment sells capital equipment, consumables, and services to Customers in the United States and many other countries throughout the world. For the year ended March 31, 2011, no Customer represented more than 10% of the Life Sciences segment's total revenues and the loss of any single Customer is not expected to have a material impact on the segment's results of operations or cash flows.

**Competition.** Our Life Sciences segment operates in highly regulated environments where the most intense competition results from technological innovations, product performance, convenience and ease of use, and overall cost-effectiveness. In recent years, our pharmaceutical Customer base has also undergone consolidation and reduced capital spending, resulting in fewer project opportunities. We compete for pharmaceutical, research and industrial Customers with a number of large companies that have significant product portfolios and global reach, as well as a number of small companies with very limited product offerings and operations in one or a limited number of countries. Competitors include Belimed, Ecolab, Fedegari, Getinge, MECO, Stilmas, and Techniplast.

## STERIS ISOMEDIX SERVICES SEGMENT

**Description of Business.** Our Isomedix segment operates through a network of 18 facilities located in North America. We sell a comprehensive array of contract materials processing services using gamma irradiation ("Gamma") and ethylene oxide ("EO") technologies. We offer microbial reduction services based on Customer specifications to companies that supply products to the healthcare, industrial, and consumer product industries.

**Services Offered.** We use Gamma and EO technologies to process a wide range of products at our facilities. Gamma, using radioisotope (cobalt-60), is an irradiation process. EO is a gaseous process. Our locations are in major population centers and core distribution corridors throughout North America, primarily in the Northeast, Midwest, Southwest, and southern California. We adapt to increasing imports and changes in manufacturing points-of-origin by monitoring trends in supply chain management. Demographics partially drive this segment's growth. The aging population and rising life expectancy increase the demand for medical procedures, which increases the consumption of medical devices and surgical kits. Our technical services group supports Customers in all phases of product development, materials testing, and process validation.

**Customer Concentration.** Our Isomedix segment operates in North America. The segment's services are offered to Customers throughout the footprint of our network. For the year ended March 31, 2011, no Customer represented more than 10% of the segment's revenues. Because of a largely fixed cost structure, the loss of a single Customer could have a material impact on the segment's results of operations or cash flows but would not be expected to have a material impact on STERIS.

**Competition.** Isomedix operates in a highly regulated industry and competes in North America with Sterigenics International, Inc., other smaller contract sterilization companies and manufacturers that sterilize products in-house.

## INFORMATION WITH RESPECT TO OUR BUSINESS IN GENERAL

**Sources and Availability of Raw Materials.** We purchase raw materials, sub-assemblies, components, and other supplies needed in our operations from numerous suppliers in the United States and internationally. The principal raw materials and supplies used in our operations include stainless steel, organic chemicals, fuel, and plastic components. These raw materials and supplies are available from several suppliers and in sufficient quantities that we do not currently expect any significant sourcing problems in fiscal 2012. We have longer-term supply contracts for certain materials, such as radioisotope (cobalt-60) used by the Isomedix segment, for which there are few suppliers.

**Intellectual Property.** We protect our technology and products by, among other means, obtaining United States and foreign patents. There can be no assurance, however, that any patent will provide adequate protection for the technology, system, product, service, or process it covers. In addition, the process of obtaining and protecting patents can be long and expensive.

We also rely upon trade secrets, technical know-how, and continuing technological innovation to develop and maintain our competitive position.

As of March 31, 2011, we held 279 United States patents and 643 foreign patents and had 79 United States patents and 301 foreign patents pending. Patents for individual products extend for varying periods according to the date of filing or grant and legal term of patents in various countries where a patent is obtained. The actual protection a patent provides, which can vary from country to country, depends upon the type of patent, the scope of its coverage, and the availability of legal remedies in each country.

Our products are sold around the world under various brand names and trademarks. We consider our brand names and trademarks to be valuable in the marketing of our products. As of March 31, 2011, we had a total of 966 trademark registrations in the United States and in various foreign countries.

**Research and Development.** Research and development is an important factor in our long-term strategy. For the years ended March 31, 2011, 2010, and 2009, research and development expenses were $34.3 million, $34.0 million, and $32.8 million, respectively. We incurred these expenses primarily for the research and development of commercial products.

New products are a key element of our success. In the operating room, our new Harmony LED Lighting and Visualization System brought surgical lighting, high definition images and surgeon comfort to a new level. Our V-PRO 1 low temperature sterilizers and the Reliance Vision Single-chamber Washers improve efficiencies in the sterile processing department by increasing the number and volume of instruments that can be reprocessed. Another recent introduction is the 5085 SRT Surgical Table, the first sliding, rotating and transporting table to be released in the United States as a single-driver transport device for the operating suite. The table is designed to enhance both patient and staff safety by reducing the transfer risk before and after surgery. Finally, the recent introduction of the SYSTEM 1E, our next generation liquid chemical sterilant processing system, provides an alternative for existing SYSTEM 1 Customers.

**Quality Assurance.** We manufacture, assemble, and package products in the United States and other countries. Each of our production facilities are dedicated to particular processes and products. Our success depends upon Customer confidence in the quality of our production process and the integrity of the data that supports our product safety and effectiveness. We have implemented quality assurance procedures to support the quality and integrity of scientific information and production processes. All of our manufacturing and contract sterilization facilities throughout the world are ISO9001 or ISO13485 certified.

**Government Regulation.** Our business is subject to various degrees of governmental regulation in the countries in which we operate. In the United States, the United States Food and Drug Administration ("FDA"), the United States Environmental Protection Agency ("EPA"), the United States Nuclear Regulatory Commission ("NRC"), and other governmental authorities regulate the development, manufacture, sale, and distribution of our products and services. Our international operations also are subject to a significant amount of government regulation, including country-specific rules and regulations and U.S. regulations applicable to our international operations. Government regulations include detailed inspection of, and controls over, research and development, clinical investigations, product approvals and manufacturing, marketing and promotion, sampling, distribution, record-keeping, storage, and disposal practices.

Compliance with applicable regulations is a significant expense for us. Past, current or future regulations, their interpretation, or their application could have a material adverse impact on our operations. Also, additional governmental regulation may be passed that could prevent, delay, revoke, or result in the rejection of regulatory clearance of our products. We cannot predict the effect on our operations resulting from current or future governmental regulation or the interpretation or application of these regulations.

If we fail to comply with any applicable regulatory requirements, sanctions could be imposed on us. For more information about the risks we face regarding regulatory requirements, see Part I, Item 1A of this Annual Report titled, "Risk Factors, We are subject to extensive regulatory requirements."

We have received warning letters, paid civil penalties, conducted product recalls and field corrections, and been subject to other regulatory sanctions. At the beginning of fiscal 2011 a consent decree, the terms of which had been previously agreed to by the FDA and us, was approved by the Federal District Court for the Northern District of Ohio concerning our SYSTEM 1 processing system. See Part I, Item 1A of this Annual Report titled, "Risk Factors, We may be adversely affected by product liability claims or other legal actions or regulatory or compliance matters, including the Warning Letter and Consent Decree," "Risk Factors, Our business may be adversely affected as a result of the U.S. Food and Drug Administration notice to healthcare administrators and device manufacturers, and related matters," and "Risk Factors, Compliance with the Consent Decree may be more costly and burdensome than anticipated." and see also Part I, Item 3, "Legal Proceedings", for further information on SYSTEM 1 and other regulatory issues and their potential impact. We believe that we are currently compliant in all material respects with applicable regulatory requirements. However, we cannot assure you that future or current regulatory, governmental, or private action will not have a material adverse affect on us or on our performance, results, or financial condition.

**Environmental Matters.** We are subject to various laws and governmental regulations concerning environmental matters and employee safety and health in the United States and in other countries. We have made, and continue to make, significant investments to comply with these laws and regulations. We cannot predict the future capital expenditures or operating costs required to comply with environmental laws and regulations. We believe that we are currently compliant with applicable environmental, health, and safety requirements in all material respects. However, we cannot assure you that future or current regulatory, governmental, or private action will not have a material adverse affect on our performance, results, or financial condition. You should also read Part I, Item 3, "Legal Proceedings" for further information.

In the future, if a loss contingency related to environmental matters, employee safety, health or conditional asset retirement obligations is significantly greater than the current estimated amount, we would record a liability for the obligation and it may result in a material impact on net income for the annual or interim period during which the liability is recorded. The investigation and remediation of environmental obligations generally occur over an extended period of time, and therefore we do not know if these events would have a material adverse affect on our financial condition, liquidity, or cash flow, nor can we assure you that such liabilities would not have a material adverse affect on our performance, results, or financial condition.

**Competition.** The markets in which we operate are highly competitive and generally highly regulated. Competition is intense in all of our business segments and includes many large and small competitors. Brand, design, quality, safety, ease of use, serviceability, price, product features, warranty, delivery, service, and technical support are important competitive factors to us. We expect to face increased competition in the future as new infection prevention, sterile processing, contamination control, and surgical support products and services enter the market. We believe many organizations are working with a variety of technologies and sterilizing agents. Also, a number of companies have developed disposable medical instruments and other devices designed to address the risk of contamination.

We believe that our long-term competitive position depends on our success in discovering, developing, and marketing innovative, cost-effective products and services. We devote significant resources to research and development efforts and we believe STERIS is positioned as a global competitor in the search for technological innovations. In addition to research and development, we invest in quality control, Customer programs, distribution systems, technical services, and other information services.

We cannot assure you that we will develop significant new products or services, or that new products or services we provide or develop in the future will be more commercially successful than those provided or developed by our competitors. In addition, some of our existing or potential competitors may have greater resources than us. Therefore, a competitor may succeed in developing and commercializing products more rapidly than we do. Competition, as it relates to our business segments and product categories, is discussed in more detail in the section above titled, "Information Related to Business Segments."

**Employees.** As of March 31, 2011, we had approximately 5,000 employees throughout the world. We believe we have good relations with our employees.

**Methods of Distribution.** As of March 31, 2011, we employed approximately 1,180 direct field sales and service representatives within the United States and approximately 400 in international locations. Sales and service activities are supported by a staff of regionally based clinical specialists, system planners, corporate account managers, and in-house Customer service and field support departments. We also contract with distributors and dealers in select markets.

Customer training is important to our business. We provide a variety of courses at Customer locations, at our training and education centers, and over the internet. Our training programs help Customers understand the science, technology, and operation of our products. Many of our operator training programs are approved by professional certifying organizations and offer continuing education credits to eligible course participants.

**Seasonality.** Our financial results have been, from time to time, subject to seasonal patterns. We cannot assure you that these patterns will continue.

**International Operations.** We believe we have a large opportunity to expand internationally, as we currently only serve a small portion of the world that could benefit from our products. Through our subsidiaries, we operate in various international locations within the same business segments as in the United States. International revenues have recently represented approximately one-fourth of our total revenues. Revenues from Europe, Canada, and the Asia Pacific and Latin American regions were 47.4%, 23.6%, 19.5%, and 9.5%, respectively, of our total international revenues for the year ended March 31, 2011.

Also see note 12 to our Consolidated Financial Statements titled, "Business Segment Information," and Item 7, "MD&A", for a geographic presentation of our revenues for the three years ended March 31, 2011.

We conduct manufacturing in the United States, Canada, Mexico, and various European countries. International cost of revenues have represented approximately one-third of our total cost of revenues.There are, in varying degrees, a number of inherent risks to our international operations. We describe some of these risks in Part I, Item 1A of this Annual Report titled, "Risk Factors, We conduct manufacturing, sales, and distribution operations on a worldwide basis."

Fluctuations in the exchange rate of the U.S. dollar relative to the currencies of foreign countries in which we operate can also increase or decrease our reported net assets and results of operations. During fiscal 2011, revenues were unfavorably impacted by $0.1 million and income before taxes was unfavorably impacted by $3.0 million, or 3.9%, as a result of foreign currency movements relative to the U.S. dollar. We cannot predict future changes in foreign currency exchange rates or the effect they will have on our operations.

**Backlog.** We define backlog as the amount of unfilled capital equipment purchase orders at a point in time. At March 31, 2011, we had a backlog of $179.3 million. Of this amount, $138.6 million and $40.7 million related to our Healthcare and Life Sciences segments, respectively. At March 31, 2010, we had backlog orders of $169.6 million. Of this amount $127.8 million and $41.8 million related to our Healthcare and Life Sciences segments, respectively. A significant portion of the backlog orders at March 31, 2011, is expected to ship in the next fiscal year.

**Availability of Securities and Exchange Commission Filings.** We make available free of charge on or through our website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, and amendments to these reports, as soon as reasonably practicable after we electronically file such material with, or furnish such material to the Securities and Exchange Commission ("SEC"). You may access these documents on the Investor Relations page of our website at http://www.steris-ir.com. You may also obtain copies of these documents by visiting the SEC's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549 or by accessing the SEC's website at http://www.sec.gov. You may obtain information on the Public Reference Room by calling the SEC at 1-800-SEC-0330.

We also make available free of charge on our website our Corporate Governance Guidelines, our Director Code of Ethics, and our Code of Business Conduct, as well as the Charters of the Audit and Financial Policy Committee, the Compensation and Corporate Governance Committee, and the Compliance Committee of the Company's Board of Directors.

## ITEM 1A. RISK FACTORS

This item describes certain risk factors that could affect our business, financial condition and results of operations. You should consider these risk factors when evaluating the forward-looking statements contained in this Annual Report on Form 10-K, because our actual results and financial condition might differ materially from those projected in the forward-looking statements should these risks occur. We face other risks besides those highlighted below. These other risks include additional uncertainties not presently known to us or that we currently believe are immaterial, but may ultimately have a significant impact. Should any of these risks, described below or otherwise, actually occur, our business, financial condition, performance, prospects, value, or results of operations could be negatively affected.

***The economic climate may adversely affect us.***

Adverse economic cycles or conditions and Customer, regulatory or government response to those cycles or conditions, could affect our results of operations. There can be no assurance when these cycles or conditions will occur or when they will begin to improve after they occur. There also can be no assurance as to the strength or length of any recovery from a business downturn or recession. United States and worldwide financial and business conditions are uncertain, and the recent severe recession has had a significant adverse effect on U.S. and global economies, which also has negatively impacted access to capital markets and investment activity within key geographic and industry segments served.

Credit and liquidity problems may make it difficult for some businesses to access credit markets and obtain financing and may cause some businesses to curtail spending to conserve cash in anticipation of persistent business slowdowns and liquidity needs. If our Customers have difficulty financing their purchases due to tight credit markets or related factors or because of other operational problems they may be experiencing or otherwise decide to curtail their purchases, our business could be adversely affected. Our exposure to bad debt losses could also increase if Customers are unable to pay for products previously ordered and delivered. Also, continuing tightness of credit in financial markets may limit the ability of our lenders to satisfy their obligations to us to provide funding and letters of credit or the ability of our insurers to respond to a claim under an insurance policy.

In addition, economic conditions and market volatility impact the investment portfolio of our legacy defined benefit pension plan. Because the values of the pension plan investments have and will fluctuate in response to changing market conditions, the amount of gains or losses that will be recognized in subsequent periods and the impact on the funded status of the plan and future minimum required contributions, if any, might have a material adverse effect on our liquidity, value, financial conditions or result of operations.

***Our businesses are highly competitive, and if we fail to compete successfully, our revenues and results of operations may be hurt.***

We operate in a highly competitive global environment. Our businesses compete with other broad line manufacturers, as well as many smaller businesses specializing in particular products or services, primarily on the basis of brand, design, quality, safety, ease of use, serviceability, price, product features, warranty, delivery, service, and technical support. We face increased competition from new infection prevention, sterile processing, contamination control, surgical support, cleaning consumables, contract sterilization, and other products and services entering the market. Competitors and potential competitors also are attempting to develop alternate technologies and sterilizing agents, as well as disposable medical instruments and other devices designed to address the risk of contamination. If our products, services, support, distribution and/or cost structure do not enable us to compete successfully, our business, performance, prospects, value, financial condition, and results of operations may be adversely affected.

***Our success depends, in part, on our ability to design, manufacture, distribute, and achieve market acceptance of new products with higher functionality and lower costs.***

Many of our Customers operate businesses characterized by technological change, product innovation and evolving industry standards. Price is a key consideration in their purchasing decisions. To successfully compete, we must continue to design, develop, and improve innovative products. We also must achieve market acceptance of and effectively distribute those products, and reduce production costs. Our business, performance, prospects, value, financial condition, and results of operations might be adversely affected if our competitors' product development capabilities become more effective, if they introduce new or improved products that displace our products or gain market acceptance, or if they produce and sell products at lower prices.

***If our cost reduction and restructuring efforts are ineffective, our profitability may be hurt or our business otherwise might be adversely affected.***

We have undertaken various cost reduction and restructuring activities over the last several years, including the transfer of our Erie, Pennsylvania manufacturing operations to Mexico, direct and indirect corporate overhead expense reductions, restructuring primarily related to our European Healthcare manufacturing operations into two central locations within Europe, and the transfer of the remaining operations in our Erie, Pennsylvania facility to our U.S. headquarters in Mentor, Ohio. These efforts may not produce the full efficiencies and cost reduction benefits we expect or efficiencies and benefits might be delayed or not realized. Implementation costs also might exceed expectations and further cost reduction measures might become necessary, resulting in additional future charges. If these cost reduction and restructuring efforts are not properly implemented or are unsuccessful, we might experience business disruptions or our business otherwise might be adversely affected.

***Decreased availability or increased costs of raw materials or energy supplies or other supplies might increase our production costs or limit our production capabilities.***

We purchase raw materials, fabricated and other components, and energy supplies from a variety of suppliers. Key materials include stainless steel, organic chemicals, fuel, cobalt, and plastic components. The availability and prices of raw materials and energy supplies are subject to volatility and are influenced by worldwide economic conditions, speculative action, world supply and demand balances, inventory levels, availability of substitute materials, currency exchange rates, anticipated or perceived shortages, and other factors. In some situations, we may be able to temporarily limit price increases or support availability through supply agreements. Otherwise, raw material prices and availability are subject to numerous factors outside of our control, including those described above. Increases in prices or decreases in availability of raw materials and oil and gas might impair our procurement of necessary materials or our product production, or might increase production costs. In addition, energy costs impact our transportation and distribution and other supply and sales costs. Also, a number of our key materials and components are single-sourced or have a limited number of suppliers, such as cobalt used in our Isomedix operations. Shortages in supply, regulatory or security requirements, or increases in the price of raw materials, components and energy supplies may adversely impact our business, performance, prospects, value, financial condition, or results of operations.

***Our operations, and those of our suppliers, are subject to a variety of business continuity hazards and risks, any of which could interrupt production or operations or otherwise adversely affect our performance, results, or value.***

Business continuity hazards and other risks include:

- explosions, fires, earthquakes, inclement weather, and other disasters;
- utility or other mechanical failures;
- unscheduled downtime;
- labor difficulties;
- inability to obtain or maintain any required licenses or permits;
- disruption of communications;
- data security, preservation and redundancy disruptions;
- inability to hire or retain key management or employees;
- disruption of supply or distribution; and
- regulation of the safety, security or other aspects of our operations.

The occurrence of any of these or other events might disrupt or shut down operations, or otherwise adversely impact the production or profitability of a particular facility, or our operations as a whole. Certain casualties also might cause personal injury and loss of life, or severe damage to or destruction of property and equipment, and for casualties occurring at our facilities, result in liability claims against us. Although we maintain property and casualty insurance and liability and similar insurance of the types and in the amounts that we believe are customary for our industries, our insurance coverages have limits and we are not fully insured against all potential hazards and risks incident to our business. Should any of the hazards or risks occur, or should our insurance coverage be inadequate or unavailable, our business, performance, prospects, value, financial condition, and results of operations might be adversely affected, both during and after the event.

***We conduct manufacturing, sales and distribution operations on a worldwide basis and are subject to a variety of risks associated with doing business outside the United States.***

We maintain significant international operations, including operations in Canada, Europe, Asia and Latin America. As a result, we are subject to a number of risks and complications associated with international manufacturing, sales, services, and other operations. These include:

- risks associated with foreign currency exchange rate fluctuations;
- difficulties in enforcing agreements and collecting receivables through some foreign legal systems;
- foreign Customers with longer payment cycles than Customers in the United States;
- tax rates in certain foreign countries that exceed those in the United States, and foreign earnings subject to withholding requirements;
- tax laws that restrict our ability to use tax credits, offset gains, or repatriate funds;
- tariffs, exchange controls or other trade restrictions including transfer pricing restrictions when products produced in one country are sold to an affiliated entity in another country;
- general economic and political conditions in countries where we operate or where end users of our products are situated;
- difficulties associated with managing a large organization spread throughout various countries;
- difficulties in enforcing intellectual property rights or weaker intellectual property right protections in some countries; and
- difficulties associated with compliance with a variety of laws and regulations governing international trade, including the Foreign Corrupt Practices Act.

Implementation and achievement of international growth objectives also may be impeded by political, social, and economic uncertainties or unrest in countries in which we conduct operations or market or distribute our products. In addition, compliance with multiple, and potentially conflicting, international laws and regulations, import and export limitations, anti-corruption laws, and exchange controls may be difficult, burdensome or expensive.

For example, we are subject to compliance with various laws and regulations, including the Foreign Corrupt Practices Act and similar anti-bribery laws, which generally prohibit companies and their intermediaries from making improper payments to officials for the purpose of obtaining or retaining business. While our employees and agents are required to comply with these laws, we cannot assure you that our internal policies and procedures will always protect us from violations of these laws, despite our commitment to legal compliance and corporate ethics. The occurrence or allegation of these types of events may adversely affect our business, performance, prospects, value, financial condition, and results of operations.

***Consolidations among our healthcare and pharmaceutical Customers may result in a loss of Customers or more significant pricing pressures.***

A number of our Customers have consolidated. These consolidations are due in part to healthcare cost reduction measures initiated by competitive pressures as well as legislators, regulators and third-party payors. In an effort to attract Customers, some of our competitors have also reduced production costs and lowered prices. This has resulted in greater pricing pressures on us and in some cases loss of Customers. Additional consolidations could result in a loss of Customers or more significant pricing pressures. Additional consolidations and pricing pressures may occur as a result of recent healthcare legislation and economic conditions. A loss of Customers or more significant pricing pressure could have an adverse effect on our business, performance, prospects, value, financial conditions or results of operations.

***Changes in healthcare laws or government and other third-party payor reimbursement levels to healthcare providers, or failure to meet healthcare reimbursement or other requirements might negatively impact our business.***

We sell many of our products to hospitals and other healthcare providers and pharmaceutical manufacturers. Many of these Customers are subject to or supported by government programs or receive reimbursement for services from third-party payors, such as government programs, including Medicare and Medicaid, private insurance plans, and managed care programs. In the United States, many of these programs set maximum reimbursement levels for these healthcare services and can have complex reimbursement requirements. Outside the United States, reimbursement systems vary significantly by country. However, government-managed healthcare systems control reimbursement for healthcare services in many foreign countries. In these countries, as well as in the United States, public budgetary constraints may significantly impact the ability of hospitals, pharmaceutical manufacturers, and other Customers supported by such systems to purchase our products. If government or other third-party payors deny or change coverage, reduce their current levels of reimbursement for healthcare services, or otherwise implement measures to regulate pricing or contain costs or if our costs increase more rapidly than reimbursement level or permissible pricing increases or we do not satisfy the standards or requirements for reimbursement, our revenues or profitability may suffer and our business, performance, value, prospects, financial condition or results of operations may be adversely affected.

In addition, the U.S. Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, contains provisions that could have a material impact on our business. Among other provisions, this legislation imposes an excise tax on medical devices manufactured or offered for sale in the United States beginning in 2013. Various health care reform proposals have also emerged at the state level, and we are unable to predict which, if any, of those proposals will be enacted. However, the ultimate effect of health care reform legislation or any future legislation or regulation could have a material adverse affect on our business, performance, value, prospects, financial condition or results of operation.

***We are subject to extensive regulatory requirements and must receive and maintain regulatory clearance or approval for many products and operations. Failure to receive or maintain, or delays in receiving, clearance or approvals may hurt our revenues, profitability, financial condition, or value.***

Our operations are subject to extensive regulation in both the United States and in other countries where we do business. In the U.S, our products and services are regulated by the FDA and other regulatory authorities. In many foreign countries, sales of our products are subject to extensive regulations that may or may not be comparable to those of the FDA. In Europe, our products are regulated primarily by country and community regulations of those countries within the European Economic Area and must conform to the requirements of those authorities.

Government regulation applies to nearly all aspects of testing, manufacturing, safety, labeling, storing, recordkeeping, reporting, promoting, distributing, and importing or exporting of medical devices, products, and services. In general, unless an exemption applies, a sterilization, decontamination or medical device or product or service must receive regulatory approval or clearance before it can be marketed or sold. Modifications to existing products or the marketing of new uses for existing products also may require regulatory approvals, approval supplements or clearances. If we are unable to obtain any required approvals, approval supplements or clearances for any modification to a previously cleared or approved device, we may be required to cease manufacturing and sale, or recall or restrict the use of such modified device, pay fines, or take other action until such time as appropriate clearance or approval is obtained.

Regulatory agencies may refuse to grant approval or clearance, or review and disagree with our interpretation of approvals or clearances, or with our decision that regulatory approval is not required or has been maintained. Regulatory submissions may require the provision of additional data and may be time consuming and costly, and their outcome is uncertain. Regulatory agencies may also change policies, adopt additional regulations, or revise existing regulations, each of which could prevent or delay approval or clearance of devices, or could impact our ability to market a previously cleared, approved, or unregulated device. Our failure to comply with the regulatory requirements of the FDA or other applicable regulatory requirements in the United States or elsewhere might subject us to administratively or judicially imposed sanctions. These sanctions include, among others, warning letters, fines, civil penalties, criminal penalties, injunctions, debarment, product seizure or detention, product recalls and total or partial suspension of production, sale and/or promotion. The failure to receive or maintain, or delays in the receipt of, relevant United States or international qualifications could have a material adverse affect on our business, performance, prospects, value, financial condition or results of operations.

Refer also for further information to the "Risk Factor" below titled, "We may be adversely affected by product liability claims or other legal actions or regulatory or compliance matters, including the Warning Letter and Consent Decree" and the "Risk Factor" below titled "Our business may be adversely affected as a result of the U.S. Food and Drug Administration notices to healthcare administrators, and related matters", and the "Risk Factor" below titled "Compliance with the Consent Decree may be more costly and burdensome than anticipated." and to Part I, Item 3, "Legal Proceedings".

***Our products are subject to recalls and restrictions, even after receiving United States or foreign regulatory clearance or approval.***

Ongoing medical device reporting regulations require that we report to appropriate governmental authorities in the United States and/or other countries when our products cause or contribute to a death or serious injury or malfunction in a way that would be reasonably likely to contribute to a death or serious injury if the malfunction were to recur. Governmental authorities can require product recalls or impose restrictions for product design, manufacturing, labeling, clearance, or other issues. For the same reasons, we may voluntarily elect to recall or restrict the use of a product. Any recall or restriction could divert managerial and financial resources and might harm our reputation among our Customers and other healthcare professionals who use or recommend the products. Product recalls, restrictions, suspensions, re-labeling, or other change might have a material adverse affect on our business, performance, prospects, value, financial condition, or results of operations.

***We may be adversely affected by product liability claims or other legal actions or regulatory or compliance matters, including the Warning Letter and Consent Decree.***

We face an inherent business risk of exposure to product liability claims and other legal and regulatory actions. A significant increase in the number, severity, amount, or scope of these claims and actions may result in substantial costs and harm our reputation or otherwise adversely affect product sales and our business. Product liability claims and other legal and regulatory actions may also distract management from other business responsibilities.

We are also subject to a variety of other types of claims, proceedings, investigations, and litigation initiated by government agencies or third parties and other potential risks and liabilities. These include compliance matters, product regulation or safety, taxes, employee benefit plans, employment discrimination, health and safety, environmental, antitrust, customs, import/export, government contract compliance, financial controls or reporting, intellectual property, allegations of misrepresentation, false claims or false statements, commercial claims, claims regarding promotion of our products and services, or other similar or different matters. Any such claims, proceedings, investigations or litigation, regardless of the merits, might result in substantial costs, restrictions on product use or sales, or otherwise injure our business.

Administratively or judicially imposed or agreed sanctions might include warning letters, fines, civil penalties, criminal penalties, loss of tax benefits, injunctions, product seizure, recalls, suspensions or restrictions, re-labeling, detention, and/or debarment. We also might be required to take actions such as payment of substantial amounts, or revision of financial statements, or to take the following types of actions with respect to our products, services, or business:

- redesign, re-label, restrict, or recall products;
- cease manufacturing and selling products;
- seizure of product inventory;
- comply with a court injunction restricting or prohibiting further marketing and sale of products or services;
- comply with a consent decree, which could result in further regulatory constraints;
- dedication of significant internal and external resources and costs to respond to and comply with legal and regulatory issues and constraints;
- respond to claims, litigation, and other proceedings brought by Customers, users, governmental agencies, and others;
- disruption of product improvements and product launches;
- discontinuation of certain product lines or services; or
- other restrictions or limitations on product sales, use or operation, or other activities or business practices.

Some product replacements or substitutions may not be possible or may be prohibitively costly or time consuming.

Examples of the types of matters described above are the warning letter we received from the FDA on May 16, 2008 regarding our SYSTEM 1 sterile processing system, and the Consent Decree entered into on April 20, 2010. In summary, the warning letter outlined the FDA's assertion that significant changes or modifications had been made in the design, components, method of manufacture or intended use of the device, beyond the FDA's 1988 clearance of the device, such that the FDA asserted a new premarket notification submission was required. After extensive discussion, negotiation and interaction between FDA and us, a consent decree was agreed upon and approved by the Federal District Court for the Northern District of Ohio on April 20, 2010 (the "Consent Decree"). As a consequence of these interactions and the Consent Decree, there are numerous restrictions on us with respect to SYSTEM 1 and other liquid chemical sterilizing and disinfecting devices, components and accessories. For example, we have discontinued all sales of our SYSTEM 1 processor to U.S. Customers and will discontinue the provision of service, parts, accessories and sterilant for SYSTEM 1 units in the U.S. no later than February 2, 2012. As a result of these current and future restrictions and commitments, our revenues, earnings, business, performance, prospects or value may be negatively impacted. The Consent Decree also prohibits the sale of liquid chemical sterilizing or disinfecting products that do not have FDA clearance, describes various process and compliance issues, and defines penalties for non-compliance. (For more information regarding this warning letter and the Consent Decree, see the "Risk Factor" titled "Compliance with the Consent Decree may be more costly and burdensome than anticipated" and "Legal Proceedings" in Item 3 of Part I.) The Consent Decree, claims by Customers and other parties, and other events or impact associated with these matters could materially affect our business, performance, prospects, value, financial condition, or results of operations.

The ongoing impact of the Consent Decree, or the impact of any legal, regulatory, or compliance claims, proceeding, investigation, or litigation, is difficult to predict. A legal, regulatory or compliance claim or matter regarding any significant product, service, or obligation of ours, could materially and adversely affect our business, performance, prospects, value, financial condition, or results of operations.

We maintain product liability and other insurance with coverages believed to be adequate. However, product liability or other claims may exceed insurance coverage limits, fines, penalties and regulatory sanctions may not be covered by insurance, or insurance may not continue to be available or available on commercially reasonable terms. Additionally, our insurers might deny claim coverage for valid or other reasons or may become insolvent.

***Our business may be adversely affected as a result of the U.S. Food and Drug Administration notices to healthcare administrators and device manufacturers, and related matters.***

FDA's December 3, 2009 notice advised healthcare administrators that the FDA believed we had significantly modified SYSTEM 1, and therefore, were required to submit a new premarket notification to the FDA. As a result, the agency stated that it had not determined that SYSTEM 1 was safe or effective for sterilizing medical devices. The FDA recommended in the notice that Customers transition to an acceptable alternative as soon as possible if they have one; if not, that they promptly assess their patient care needs and sterilization and disinfection requirements and take steps to obtain legally-marketed SYSTEM 1 substitutes. Subsequent FDA announcements have extended the total recommended time period for transition from SYSTEM 1 in the U.S. through February 2, 2012. On February 22, 2010, FDA provided a notice to device manufacturers, recommending that manufacturers re-label their devices to identify alternative, legally-marketed, reprocessing methods. As a result of these notices, possible future FDA recommendations, Customer or patient reaction or claims, or other events, Customers may more quickly transition away from or terminate the use of SYSTEM 1, reduce or discontinue the purchase of sterilant and services relating to SYSTEM 1, reduce or discontinue purchases of other STERIS products, including other STERIS products that the FDA considers acceptable alternatives or take other action that could materially adversely affect our business. Customers also may be more disinclined to purchase our new SYSTEM 1E Liquid Chemical Sterilant Processing System. In connection with this transition, we are offering rebates and other considerations to Customers. As a result, revenues lost, transition costs incurred, incentives or other consideration provided, claims and compliance costs, and other expenses incurred and impacts resulting from these circumstances, may have a material adverse effect on our business, performance, prospects, value, financial condition or results of operations. For more information regarding the FDA and SYSTEM 1 situation, see the "Risk Factor" titled "We may be adversely affected by product liability claims or other legal actions or regulatory or compliance matters, including the Warning Letter and Consent Decree" appearing earlier in this Item 1A and "Legal Proceedings" in Item 3 of Part 1.

***Existing and new Customers may not purchase or use the new liquid chemical sterilant processing system or related consumables consistent with the purchase and use of SYSTEM 1®.***

In January 2009, we submitted a 510(k) premarket notification to the FDA for a new liquid chemical sterilant processing system. We were notified by the FDA on April 6, 2010 that this new system, known as the SYSTEM 1E Liquid Chemical Sterilant Processing System, which is indicated for liquid chemical sterilization of cleaned, immersible, and reusable critical and semi-critical heat sensitive medical devices in healthcare facilities, had been cleared for marketing and sale. However, there can be no assurance as to the extent that such new liquid chemical sterilant processing system will receive market acceptance or that any such acceptance will be consistent with the prior market demand for SYSTEM 1. Also, the FDA is continuing its review of our 510(k) submission for a liquid chemical sterilant processing indicator. The indicator is not required by the FDA for the proper use of SYSTEM 1E, but certain Customers may be unwilling to purchase SYSTEM 1E units without this indicator. Moreover, initially margins for SYSTEM 1E units, sterilant and service will be lower than for SYSTEM 1. In connection with this transition, we are offering rebates and other considerations to Customers. We began shipping SYSTEM 1E units in December 2010 and shipped approximately 1,300 units through the end of fiscal year 2011. If sales or use of the SYSTEM 1E or related parts, accessories, sterilant or service are significantly less than previous levels for SYSTEM 1, or if startup, warranty, guarantee, transition or other costs are greater or the installation process is more difficult than anticipated for SYSTEM 1E, that could have a material adverse effect on our business, prospects, performance, value, financial condition or results of operations.

***We may not be able to produce or install the new liquid chemical sterilant processing systems quickly enough to meet Customer demand.***

As noted elsewhere, because of the transition away from SYSTEM 1 in the U.S., U.S. Customers currently using SYSTEM 1 will need to position themselves to meet their low temperature medical device reprocessing needs using other products and systems. We believe that the SYSTEM 1E will meet most of these needs for a large number of current SYSTEM 1 users. However, to the extent we are unable to produce or install SYSTEM 1E units in sufficient numbers to meet demand of existing SYSTEM 1 Customers, those Customers who need to replace SYSTEM 1 units and who are unable to obtain SYSTEM 1E or are unwilling to purchase other systems and products sold by us may purchase alternative systems and products from competitors, which could have a material adverse effect on our business, prospects, performance, value, financial condition or results of operations.

***Compliance with the Consent Decree may be more costly and burdensome than anticipated.***

The Consent Decree contains numerous requirements that could create significant costs and compliance risks. The Consent Decree, which is expected to remain in force for a minimum period of five years, includes provisions permitting the government to take corrective actions against us if it determines we have violated the Consent Decree, including the right to issue an order requiring cessation of production or take other corrective action, and in some cases we may be required to implement the order before bringing the matter before a court. Failures to comply with the Consent Decree or FDA regulations respecting liquid chemical sterilizing or disinfecting devices also may result in liquidated damages specified in the Consent Decree of up to ten million dollars per calendar year. If costs associated with compliance with the Consent Decree significantly exceed the amounts anticipated, or if we violate the terms of the Consent Decree, our business, performance, value, financial condition, prospects or results of operations may be adversely affected.

***We engage in acquisitions and affiliations, divestitures, and other business arrangements. Our growth may be adversely affected if we are unable to successfully identify, price, and integrate strategic business candidates or otherwise optimize our business portfolio.***

Our success depends, in part, on strategic acquisitions and joint ventures, which are intended to complement or expand our businesses, divestiture of non-strategic businesses, and other actions to optimize our portfolio of businesses. This strategy depends upon our ability to identify, appropriately price, and complete these types of business development transactions or arrangements and to obtain any necessary financing. Our success will also depend on our ability to integrate the businesses acquired or to develop satisfactory working arrangements with our strategic partners in joint ventures or other affiliations, or to divest or realign businesses. Competition for strategic business candidates may result in increases in costs and price for acquisition candidates and market valuation issues may reduce the value available for divestiture of non-strategic businesses. These types of transactions are also subject to a number of other risks and uncertainties, including:

- delays in realizing the benefits of the transactions;
- diversion of management's time and attention from other business concerns;
- difficulties in retaining key employees, Customers, or suppliers of the acquired or divested businesses;
- difficulties in maintaining uniform standards, controls, procedures and policies, or other integration or divestiture difficulties;
- adverse effects on existing business relationships with suppliers or Customers;
- other events contributing to difficulties in generating future cash flows;
- risks associated with the assumption of contingent or other liabilities of acquisition targets or retention of liabilities for divested businesses; and
- difficulties in obtaining or satisfying financing.

If we are unable to realize the anticipated operating efficiencies and synergies or other expected transaction benefits, our business, prospects, performance, value, financial condition or results of operation may be adversely impacted.

***Our business and results of operations may be adversely affected if we are unable to recruit and retain qualified management and other personnel, or if the Consent Decree or other compliance matters adversely impact our personnel.***

Our continued success depends, in large part, on our ability to hire and retain highly qualified people and if we are unable to do so, our business and operations may be impaired or disrupted. Competition for highly qualified people is intense and there is no assurance that we will be successful in attracting or retaining replacements to fill vacant positions, successors to fill retirements or employees moving to new positions, or other highly qualified personnel. Our CEO and Chief Technology Officer are parties to the Consent Decree, and other officers and directors are also subject to its terms. If the Consent Decree or other legal, regulatory or compliance matters create significant distraction or diversion of significant or unanticipated resources or attention, that could have a material adverse effect on the responsibilities and retention of these persons, and on our business, performance, prospects, value, financial condition or results of operation.

***Our business and financial condition could be adversely affected by difficulties in acquiring or maintaining a proprietary intellectual ownership position.***

To maintain our competitive position, we need to obtain patent or other proprietary rights for new and improved products and to maintain and enforce our existing patents and other proprietary rights. We typically apply for patents in the United States and in strategic foreign countries. We may also acquire patents through acquisitions. A 2007 United States Supreme Court decision increases the difficulty of obtaining patent protection in the United States. The actual scope and impact of the decision on our existing patent rights or patent applications and those of others will not likely be known until other court rulings further interpret and apply the decision.

We rely on a combination of patents, trade secrets, know-how, and confidentiality agreements to protect the proprietary aspects of our technology. These measures afford only limited protection, and competitors may gain access to our intellectual property and proprietary information. Litigation may be necessary to enforce or defend our intellectual property rights, to protect our trade secrets, and to determine the validity and scope of our proprietary rights. Litigation may also be brought against us claiming that we have violated the intellectual property rights of others. Litigation may be costly and may divert management's attention from other matters. Additionally, in some foreign countries with weaker intellectual property rights, it may be difficult to maintain and enforce patents and other proprietary rights or defend against claims of infringement. If we are unable to obtain necessary patents, our patents and other proprietary rights are successfully challenged, or competitors independently develop substantially equivalent information and technology or otherwise gain access to our proprietary technology, our business, performance, value, financial condition, or results of operations may be adversely affected.

## ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

## ITEM 2. PROPERTIES

The following table sets forth the principal plants and other materially important properties of the Company and its subsidiaries as of March 31, 2011. The Company believes that its facilities are adequate for operations and are maintained in good condition. The Company is confident that, if needed, it will be able to acquire additional facilities at commercially reasonable rates.

In the table below, "Contract Sterilization" refers to locations of the Isomedix segment. "Manufacturing," "Warehousing," "Operations," or "Sales Offices" refer to locations serving both the Healthcare and Life Sciences segments.

**United States (U.S.) Locations (including Puerto Rico) and International Locations (INTL)**

| *Location* | *U.S./INTL* | *Use* | *Owned/Leased* |
|---|---|---|---|
| Montgomery, AL | U.S. | Manufacturing | Owned |
| Ontario, CA | U.S. | Contract Sterilization | Owned |
| San Diego, CA | U.S. | Contract Sterilization | Owned |
| Temecula, CA | U.S. | Contract Sterilization | Owned |
| Libertyville, IL (2 locations) | U.S. | Contract Sterilization | Owned |
| Northborough, MA | U.S. | Contract Sterilization | Owned |
| St. Louis, MO | U.S. | Manufacturing | Owned |
| South Plainfield, NJ | U.S. | Contract Sterilization | Owned |
| Whippany, NJ | U.S. | Contract Sterilization | Owned |
| Chester, NY | U.S. | Contract Sterilization | Owned |
| Groveport, OH | U.S. | Contract Sterilization | Owned |
| Mentor, OH (7 locations) | U.S. | Corporate Headquarters | Owned |
| | U.S. | Sales/Marketing Offices | Owned |
| | U.S. | Administrative Offices | Owned |
| | U.S. | Manufacturing/Warehousing | Owned |
| | U.S. | Manufacturing/Operations | Owned |
| Vega Alta, PR | U.S. | Contract Sterilization | Owned |
| Spartanburg, SC | U.S. | Contract Sterilization | Owned |
| El Paso, TX (2 locations) | U.S. | Contract Sterilization | Owned |
| Grand Prairie, TX | U.S. | Contract Sterilization | Owned |
| Sandy, UT | U.S. | Contract Sterilization | Owned |
| Bordeaux, France | INTL | Manufacturing/Sales Office/ Showroom | Owned |
| Quebec City, Canada | INTL | Manufacturing | Owned |
| Whitby, Canada | INTL | Contract Sterilization | Owned |
| Leicester, England | INTL | Manufacturing | Owned |
| Tuusula, Finland | INTL | Manufacturing/Sales Office | Owned |
| Pieterlen, Switzerland | INTL | Manufacturing/Sales Office | Owned |
| Minneapolis, MN | U.S. | Contract Sterilization | Leased |
| St. Louis, MO | U.S. | Warehousing/Distribution | Leased |
| Reno, NV | U.S. | Warehousing | Leased |
| Mentor, OH | U.S. | Administrative Offices | Leased |
| Erie, PA | U.S. | Administrative Offices | Leased |
| Pittsburgh, PA | U.S. | Sales Office | Leased |
| Brussels, Belgium | INTL | Sales Office | Leased |
| Sao Paulo, Brazil | INTL | Sales Office | Leased |
| Mississauga, Canada | INTL | Sales Office/Warehousing | Leased |

**United States (U.S.) Locations (including Puerto Rico) and International Locations (INTL)**

| *Location* | *U.S./INTL* | *Use* | *Owned/Leased* |
|---|---|---|---|
| Shanghai, China | INTL | Sales Office | Leased |
| Basingstoke, England | INTL | European Corporate Headquarters/Sales Office | Leased |
| Leicester, England | INTL | Warehousing | Leased |
| Saran, France (4 locations) | INTL | Manufacturing/Sales Office/ Showroom | Leased |
| Cologne, Germany | INTL | Sales Office | Leased |
| Calcutta, India | INTL | Sales Office | Leased |
| Segrate, Italy | INTL | Sales Office | Leased |
| Tokyo, Japan | INTL | Sales Office | Leased |
| Petaling Jaya, Malaysia | INTL | Sales Office | Leased |
| Guadalupe, Mexico | INTL | Manufacturing | Leased |
| Moscow, Russia | INTL | Sales Office | Leased |
| Singapore | INTL | Sales Office | Leased |
| Madrid, Spain | INTL | Sales Office | Leased |

## ITEM 3. LEGAL PROCEEDINGS

We are, and will likely continue to be, involved in a number of legal proceedings, government investigations, and claims, which we believe generally arise in the course of our business, given our size, history, complexity, and the nature of our business, products, Customers, regulatory environment, and industries in which we participate. These legal proceedings, investigations and claims generally involve a variety of legal theories and allegations, including, without limitation, personal injury (e.g., slip and falls, burns, vehicle accidents), product liability or regulation (e.g., based on product operation or claimed malfunction, failure to warn, failure to meet specification, or failure to comply with regulatory requirements), product exposure (e.g., claimed exposure to chemicals, asbestos, contaminants, radiation), property damage (e.g., claimed damage due to leaking equipment, fire, vehicles, chemicals), commercial claims (e.g., breach of contract, economic loss, warranty, misrepresentation), financial (e.g., taxes, reporting), employment (e.g., wrongful termination, discrimination, benefits matters), and other claims for damage and relief.

We believe we have adequately reserved for our current litigation and claims that are probable and estimable, and further believe that the ultimate outcome of these pending lawsuits and claims will not have a material adverse affect on our consolidated financial position or results of operations taken as a whole. Due to their inherent uncertainty, however, there can be no assurance of the ultimate outcome or effect of current or future litigation, investigations, claims or other proceedings (including without limitation the FDA-related matters discussed below). For certain types of claims, we presently maintain product liability insurance coverage and other liability coverages in amounts and with deductibles that we believe are prudent, but there can be no assurance that these coverages will be applicable or adequate to cover adverse outcomes of claims or legal proceedings against us.

As previously disclosed, we received a warning letter (the "warning letter") from the FDA on May 16, 2008 regarding our SYSTEM 1 sterile processor and the STERIS™ 20 sterilant used with the processor (sometimes referred to collectively in the FDA letter and in this Item 3 as the "device"). Among other matters, the warning letter included the FDA's assertion that significant changes or modifications had been made in the design, components, method of manufacture, or intended use of the device beyond the FDA's 1988 clearance, such that the FDA believed a new premarket notification submission (known within FDA regulations as a 510(k) submission) should have been made, and the assertion that our failure to make such a submission resulted in violations of applicable law. On July 30, 2008 (with an Addendum on October 9, 2008), we provided a detailed response contending that the assertions in the warning letter were not correct. On November 4, 2008, we received a letter from the FDA (dated November 3, 2008) in which the FDA stated without elaboration that, after reviewing our response, it disagreed with our position and that a new premarket notification submission was required. After discussions with the FDA regarding the November 3rd letter, we received an additional letter on November 6, 2008 from the FDA. The November 6th letter stated that the intent of the November 3rd letter was to inform us of the FDA's preliminary disagreement with our response to the warning letter and, before finalizing a position, the FDA reiterated that it wanted to meet with us to discuss the Company's response, issues related to the warning letter and next steps to resolve any differences between the Company and the FDA. We thereafter met with the FDA and, on January 20, 2009, we announced that we had submitted to the FDA a new liquid chemical sterilant processing system for 510(k) clearance, and we communicated to Customers that we would continue supporting the existing SYSTEM 1installed base in the U.S. for at least a two year period from that date. (On April 5, 2010, we received FDA clearance of the new liquid chemical sterilant processing system (SYSTEM 1E).)

On December 3, 2009, the FDA provided a notice ("notice") to healthcare facility administrators and infection control practitioners describing FDA's "concerns about the SYSTEM 1 Processor, components and accessories, and FDA recommendations." In the notice, among other things, FDA stated its belief that the SYSTEM 1 device had been significantly modified, that FDA had not cleared or approved the modified device, and that FDA had not determined whether the SYSTEM 1 was safe or effective for its labeled claims. The notice further stated that use of a device that does not properly sterilize or disinfect a medical or surgical device poses risks to patients and users, including the transmission of pathogens, exposure to hazardous chemicals and affect the quality and functionality of reprocessed instruments. The notice stated that FDA was aware of reports of malfunctions of the SYSTEM 1 that had the potential to cause or contribute to serious injuries to patients, such as infections, or injuries to healthcare staff, such as burns. Included in FDA's December 3, 2009 notice was a recommendation from FDA that if users had acceptable alternatives to meet sterilization and disinfection needs, they should transition to that alternative as soon as possible. After its December 3, 2009 notice, we engaged in extensive discussions with the FDA regarding a comprehensive resolution of this matter. During this period, we continued to support the existing SYSTEM 1 installed base by providing accessories, sterilant, service and parts to U.S. Customers.

In April 2010 we reached agreement with the FDA on the terms of a consent decree ("Consent Decree"). On April 19, 2010, a Complaint and Consent Decree were filed in the U.S. District Court for the Northern District of Ohio, and on April 20, 2010, the Court approved the Consent Decree. In general, the Consent Decree addresses regulatory matters regarding SYSTEM

1, restricts further sales of SYSTEM 1 processors in the U.S., defines certain documentation and other requirements for continued service and support of SYSTEM 1 in the U.S., prohibits the sale of liquid chemical sterilization or disinfection products that do not have FDA clearance, describes various process and compliance matters, and defines penalties in the event of violation of the Consent Decree.

The Consent Decree also provides that we may continue to support our Customers' use of SYSTEM 1 in the U.S., including the sale of consumables, parts and accessories and service for a transition period, not to extend beyond August 2, 2011, subject to compliance with requirements for documentation of the Customer's need for continued support and other conditions and limitations (the "Transition Plan".) This transition period has since been extended by the FDA until February 2, 2012. Our Transition Plan includes the "SYSTEM 1 Rebate Program" (the "Rebate Program"). In April 2010, we began to offer rebates to qualifying Customers. Generally, U.S. Customers that purchased SYSTEM 1 processors directly from us or who are current users of SYSTEM 1 and who return their units will have the option of either a pro-rated cash value or rebate toward the future purchase of new STERIS capital equipment (including SYSTEM 1E) or consumable products. In addition, we will provide credits for SYSTEM 1 consumables in unbroken packaging and within shelf life and for the unused portion of SYSTEM 1 service contracts. As a result, we recorded a pre-tax liability of $110.0 million related to the SYSTEM 1 Rebate Program. Of the $110.0 million, $102.3 million is attributable to the Customer Rebate portion of the Program and was recorded as a reduction of revenues, and $7.7 million is attributable to the disposal liability of the SYSTEM 1 units to be returned and was recorded as an increase in cost of revenues. This also resulted in a $110.0 million reduction in operating income. The Rebate Program balance at March 31, 2011 is $107,887.

The Consent Decree has defined the resolution of a number of issues regarding SYSTEM 1, and we believe our actions since January 2009 with respect to SYSTEM 1, including the Transition Plan, were and are not recalls, corrections or removals under FDA regulations. However, there is no assurance that these or other claims will not be brought or that judicial, regulatory, administrative or other legal or enforcement actions, notices or remedies will not be pursued, or that action will not be taken in respect of the Consent Decree, the Transition Plan, SYSTEM 1, the EPS System (described subsequently), or otherwise with respect to regulatory or compliance matters, as described in this Item 3 or in various portions of Item 1A. of Part I contained in this Annual Report on Form 10-K.

In December of 2010, we began shipping SYSTEM 1E units. We also received FDA clearance for the SYSTEM 1E chemical indicator, which is used in conjunction with the SYSTEM 1E. We have also requested FDA clearance of an additional indicator for SYSTEM 1E, although this indicator is not required by regulation to sell or operate the device. No assurance can be made that the FDA will agree to this request.

Also in April, 2010 we voluntarily submitted information regarding modifications to the Reliance EPS Endoscope Processing System (the "EPS System") to the FDA. These incremental modifications to the EPS System were considered minor by us. FDA subsequently advised us that it believed a new pre-market notification (510(k)) for those modifications should be submitted. We thereafter submitted this pre-market notification to the FDA. We also suspended shipments of EPS Systems in the U.S. pending FDA review of the submission but continued servicing and providing consumables necessary for the continued use of the EPS Systems. In December 2010, we received FDA clearance of the modified EPS System and immediately resumed shipment in the U.S.

On February 10, 2011, we received a warning letter from the FDA regarding our Verify® SixCess Class 6 Challenge Packs and Verify SixCess Class 6 Chemical Indicators. These devices are intended for use in steam sterilization applications. The Verify SixCess Class 6 Challenge Packs and Verify SixCess Class 6 Chemical Indicators are not related to the STERIS SYSTEM 1E Liquid Chemical Sterilant Processing System. This FDA warning letter claims that certain promotional materials related to these devices include incorrect statements and, as a result of those statements, the warning letter claims that these devices are misbranded under the U.S. Food, Drug and Cosmetic Act. We have responded to this warning letter and do not believe that the impact of this event will have a material adverse effect on our financial results.

In February 5, 2010, a complaint was filed by a Customer that claims to have purchased two SYSTEM 1 devices from STERIS, Physicians of Winter Haven LLC d/b/a Day Surgery Center v. STERIS Corp., Case No. 1:1-cv-00264-CAB (N.D. Ohio). The complaint alleges statutory violations, breaches of various warranties, negligence, failure to warn, and unjust enrichment. Plaintiff seeks class certification, damages, and other legal and equitable relief including, without limitation, attorneys' fees and an order requiring STERIS to replace, recall or adequately repair the product and/or to take appropriate regulatory action. On February 7, 2011 we entered into a settlement agreement in which we agreed, among other things, to provide various categories of economic relief for members of the settlement class and not object to plaintiff's counsel's application to the court for attorneys' fees and expenses up to a specified amount. The settlement has been preliminarily approved by the court. Both certification of a settlement class and final approval of the settlement require approval of the court and satisfaction of certain other conditions. There is no assurance that the court will take such actions, that such conditions will be satisfied, or that this matter will be resolved, or be resolved consistent with the terms and conditions of such settlement agreement. During the third quarter of fiscal 2011, we recorded in operating expenses a pre-tax charge of approximately $19.8 million related to the proposed settlement of these proceedings.

This putative class action or other civil, criminal, regulatory or other proceedings involving our SYSTEM 1, SYSTEM 1E, EPS System, or other products or services could possibly result in judgments, settlements or administrative or judicial decrees requiring us, among other actions, to pay damages or fines or effect recalls, or be subject to other governmental, Customer or other third party claims or remedies, which could materially affect our business, performance, prospects, value, financial condition, and results of operations.

For additional information regarding these matters, see the following portions of this Annual Report on Form 10-K: "Business - Information with respect to our Business in General - Government Regulation", and the "Risk Factor" titled: "We may be adversely affected by product liability claims or other legal actions or regulatory or compliance matters, including the Warning Letter and Consent Decree.", the "Risk Factor" titled: "Our business may be adversely affected as a result of the U.S. Food and Drug Administration notices to healthcare administrators and device manufacturers, and related matters," and the "Risk Factor" titled "Compliance with the Consent Decree may be more costly and burdensome than anticipated."

From time to time, STERIS is also involved in legal proceedings as a plaintiff involving contract, patent protection, and other claims asserted by us. Gains, if any, from these proceedings are recognized when they are realized.

Additional information regarding our commitments and contingencies is included in Item 7, "MD&A," and in note 11 to our consolidated financial statements titled, "Commitments and Contingencies."

## ITEM 4. EXECUTIVE OFFICERS OF THE REGISTRANT

The following table presents certain information regarding our executive officers. All executive officers serve at the pleasure of the Board of Directors.

| Name | Age | Position |
|---|---|---|
| William L. Aamoth | 57 | Vice President and Corporate Treasurer |
| Dr. Peter A. Burke | 62 | Senior Vice President and Chief Technology Officer |
| Timothy L. Chapman | 49 | Senior Vice President and Group President, Healthcare |
| Mark D. McGinley | 54 | Senior Vice President, General Counsel, and Secretary |
| Robert E. Moss | 66 | Senior Vice President and Group President, STERIS Isomedix Services and Life Sciences |
| Walter M Rosebrough, Jr. | 57 | President and Chief Executive Officer |
| Michael J. Tokich | 42 | Senior Vice President and Chief Financial Officer |

The following discussion provides a summary of each executive officer's recent business experience:

***William L. Aamoth*** serves as Vice President and Corporate Treasurer. He assumed this role in July 2002.

***Dr. Peter A. Burke*** serves as Senior Vice President and Chief Technology Officer. He assumed this role in July 2002.

***Timothy L. Chapman*** serves as Senior Vice President and Group President, Healthcare. He assumed this role in February 2008. He joined STERIS in January 2006 and served as Senior Vice President, Business Strategy until February 2008. Prior to joining STERIS, Mr. Chapman was associated with McKinsey & Company, a professional services firm, from June 1985 through January 2006, serving most recently as Director (Senior Partner) in McKinsey's Healthcare and Operations practices.

***Mark D. McGinley*** serves as Senior Vice President, General Counsel, and Secretary. He assumed this role in April 2005. He joined STERIS in March 2002 as Vice President, General Counsel, and Secretary.

***Robert E. Moss*** serves as Senior Vice President and Group President, STERIS Isomedix Services and Life Sciences. He assumed this role in October 2009. He served as Senior Vice President and Group President, STERIS Isomedix Services, from April 2005 until October 2009 and served as Vice President and Group President, STERIS Isomedix Services from March 2003 until April 2005.

***Walter M Rosebrough, Jr.*** serves as President and Chief Executive Officer. He assumed this role when he joined STERIS in October 2007. Mr. Rosebrough also joined our Board of Directors in October 2007. Prior to his employment with STERIS, Mr. Rosebrough served from February 2005 to September 2007 as President and Chief Executive Officer of Coastal Hydraulics, Inc., a company that he purchased in 2005 and he continues to serve as non-executive Chairman. From January 2003 until February 2005, Mr. Rosebrough was involved in a variety of personal business matters, including the purchase of Coastal Hydraulics. From 2000 to 2003, he was President and CEO of Vasocor, Inc., a start-up focused on the development of medical devices to detect atherosclerosis. Prior to Vasocor, Mr. Rosebrough spent nearly 20 years in the healthcare industry in various roles as a senior executive with Hillenbrand Industries, Inc., a worldwide provider of medical equipment and related services, including President and CEO of Support Systems International, President and CEO of Hill-Rom, and Executive Vice President of Hillenbrand.

***Michael J. Tokich*** serves as Senior Vice President and Chief Financial Officer. He assumed this role in March 2008. He served as Vice President and Corporate Controller from July 2002 until March 2008.

# PART II

## ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

**Market Information.** Our common shares are traded on the New York Stock Exchange under the symbol "STE." The following table presents, for the quarters indicated, the high and low sales prices for our common shares.

| Quarters Ended | March 31 | December 31 | September 30 | June 30 |
|---|---|---|---|---|
| **Fiscal 2011** | | | | |
| **High** | **$ 37.38** | **$ 38.00** | **$ 33.65** | **$ 38.16** |
| **Low** | **31.86** | **32.66** | **28.07** | **29.84** |
| Fiscal 2010 | | | | |
| High | $ 34.63 | $ 35.42 | $ 30.85 | $ 27.02 |
| Low | 25.65 | 25.65 | 24.68 | 22.22 |

**Holders.** As of March 31, 2011, there were approximately 1,304 holders of record of our common shares. However, we believe that we have a significantly larger number of beneficial holders of common shares.

**Dividend Policy.** The Company's Board of Directors decides the timing and amount of any dividends we may pay. During fiscal 2011, we paid cash dividends totaling $0.56 per outstanding common share ($0.11 per outstanding common share to common shareholders of record on May 27, 2010 and $0.15 per outstanding common share to common shareholders of record on each of the following record dates: August 24, 2010, November 24, 2010, and March 1, 2011). During fiscal 2010, we paid cash dividends totaling $2.44 per outstanding common share ($2.11 per outstanding common share to common shareholders of record on November 24, 2009 and $0.11 per outstanding common share to common shareholders of record on each of the following record dates: May 21, 2009, August 20, 2009, and February 23, 2010).

**Recent Sales of Unregistered Securities.** None.

**Purchases of Equity Securities by the Issuer and Affiliated Purchasers.** The following table presents information with respect to purchases STERIS made of its shares of common stock during the fourth quarter of the 2011 fiscal year:

| | Total Number of Shares Purchased(1) | Average Price Paid Per Share | Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(2) | Maximum Dollar Value of Shares That May Yet Be Purchased Under the Plan at Period End(2) |
|---|---|---|---|---|
| | | | | (in thousands) |
| January 1 - 31 | **5,300** | **$ 34.77** | **5,300** | **$ 184,194** |
| February 1 - 28 | **141,400** | **34.01** | **141,400** | **179,385** |
| March 1 - 31 | **148,889** | **33.47** | **148,889** | **174,402** |
| Total | **295,589** | **$ 33.75** | **295,589** | **$ 174,402** |

(1) Does not include 18 shares purchased during the quarter at an average price of $34.84 per share by the STERIS Corporation 401(k) Plan on behalf of certain executive officers of the Company who may be deemed to be affiliated purchasers.

(2) On March 14, 2008 we announced that, the Board of Directors had authorized the repurchase of up to $300.0 million of our common shares. As of March 31, 2011, $174.4 million remained authorized for repurchase of our common shares under the current share repurchase authorization. This authorization does not have a stated maturity date. We provide information about our full year fiscal 2011 share repurchase activity in note 14 to our consolidated financial statements titled, "Repurchases of Common Shares."

# ITEM 6. SELECTED FINANCIAL DATA

| (in thousands, except per share data) | Years Ended March 31, 2011(1)(2) | 2010(1) | 2009(1) | 2008(1) | 2007(1)(3) |
|---|---|---|---|---|---|
| **Statements of Income Data:** | | | | | |
| Revenues | **$ 1,207,448** | $ 1,257,733 | $ 1,298,525 | $ 1,265,090 | $ 1,197,407 |
| Gross profit | **446,162** | 539,181 | 526,742 | 510,603 | 492,253 |
| Restructuring expenses | **1,202** | 4,848 | 3,554 | 15,461 | 6,584 |
| Income from continuing operations | **85,212** | 203,712 | 175,445 | 123,545 | 137,701 |
| Income taxes | **22,554** | 63,349 | 55,800 | 42,693 | 51,833 |
| Gain on the sale of discontinued operations, net of tax | **—** | — | — | — | 1,058 |
| Net income | **51,265** | 128,467 | 110,685 | 77,106 | 82,155 |
| Basic income per common share: | | | | | |
| Income from continuing operations | **$ 0.86** | $ 2.18 | $ 1.88 | $ 1.22 | $ 1.24 |
| Income from discontinued operations | **—** | — | — | — | 0.02 |
| Net income | **$ 0.86** | $ 2.18 | $ 1.88 | $ 1.22 | $ 1.26 |
| Shares used in computing net income per common share – basic | **59,306** | 58,826 | 58,778 | 63,300 | 65,174 |
| Diluted income per common share: | | | | | |
| Income from continuing operations | **$ 0.85** | $ 2.16 | $ 1.86 | $ 1.20 | $ 1.23 |
| Income from discontinued operations | **—** | — | — | — | 0.02 |
| Net income | **$ 0.85** | $ 2.16 | $ 1.86 | $ 1.20 | $ 1.25 |
| Shares used in computing net income per common share – diluted | **60,148** | 59,423 | 59,448 | 64,077 | 65,731 |
| Dividends per common share | **$ 0.56** | $ 2.44 | $ 0.30 | $ 0.23 | 0.18 |
| **Balance Sheets Data:** | | | | | |
| Working capital | **$ 361,060** | $ 379,328 | $ 351,104 | $ 283,017 | $ 267,321 |
| Total assets | **1,426,685** | 1,238,402 | 1,216,939 | 1,239,292 | 1,209,170 |
| Long-term indebtedness | **210,000** | 210,000 | 210,000 | 179,280 | 100,800 |
| Total liabilities | **638,020** | 483,908 | 498,774 | 532,817 | 434,878 |
| Total shareholders' equity | **787,569** | 753,714 | 717,736 | 706,152 | 774,292 |

(1) See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(2) Presented amounts include the impact of the SYSTEM 1 Rebate Program and the proposed SYSTEM 1 class action settlement.

(3) On October 31, 2005, we completed the sale of our lyophilizer (freeze dryer) product line to GEA Group of Germany for 20.8 million euros (approximately $25.2 million). As a result of this transaction, we recorded an after-tax gain of approximately $7.3 million ($6.2 million in fiscal 2006 and $1.1 million in fiscal 2007). The freeze dryer product line, based in Cologne, Germany, was part of our Life Sciences segment.

# ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

## INTRODUCTION

In Management's Discussion and Analysis ("MD&A"), we explain the general financial condition and the results of operations for STERIS and its subsidiaries including:

- what factors affect our business;
- what our earnings and costs were;
- why those earnings and costs were different from the year before;
- where our earnings came from;
- how this affects our overall financial condition;
- what our expenditures for capital projects were; and
- where cash will come from to fund future debt principal repayments, growth outside of core operations, repurchase common shares, pay cash dividends and fund future working capital needs.

The MD&A also analyzes and explains the annual changes in the specific line items in the Consolidated Statements of Income. As you read the MD&A, it may be helpful to refer to information in Item 1, "Business," Item 6, "Selected Financial Data," and our consolidated financial statements, which present the results of our operations for fiscal 2011, 2010 and 2009, as well as Part I, Item 1A, "Risk Factors" and Part I, Item 3, "Legal Proceedings" for a discussion of some of the matters that can adversely affect our business and results of operations. This information, discussion, and disclosure may be important to you in making decisions about your investments in STERIS.

## FINANCIAL MEASURES

When we discuss our financial condition and the results of our operations, we, at times, may refer to financial measures that are not required to be presented in the consolidated financial statements under accounting principles generally accepted in the United States. We sometimes use the following financial measures in the context of this discussion and define these financial measures as follows:

- Backlog – We define backlog as the amount of unfilled capital equipment purchase orders at a point in time. We use this figure as a measure to assist in the projection of short-term financial results and inventory requirements.
- Debt-to-total capital – We define debt-to-total capital as total debt divided by the sum of total debt and shareholders' equity. We use this figure as a financial liquidity measure to gauge our ability to borrow and fund growth.
- Net debt-to-total capital – We define net debt-to-total capital as total debt less cash ("net debt") divided by the sum of net debt and shareholders' equity. We also use this figure as a financial liquidity measure to gauge our ability to borrow and fund growth.
- Days sales outstanding ("DSO") – We define DSO as the average collection period for accounts receivable. It is calculated as net accounts receivable divided by the trailing four quarters' revenues, multiplied by 365 days. We use this figure to help gauge the quality of accounts receivable and expected time to collect.

We, at times, may also refer to financial measures which are considered to be "non-GAAP financial measures" under SEC rules. We have presented these financial measures because we believe that meaningful analysis of our financial performance is enhanced by an understanding of certain additional factors underlying that performance. These financial measures should not be considered an alternative to measures required by accounting principles generally accepted in the United States. Our calculations of these measures may differ from calculations of similar measures used by other companies and you should be careful when comparing these financial measures to those of other companies. Additional information regarding these financial measures, including reconciliations of each non- GAAP financial measure, is available in the subsection of MD&A titled, "Non-GAAP Financial Measures."

## REVENUES-DEFINED

As required by Regulation S-X, we separately present revenues generated as either product revenues or service revenues on our Consolidated Statements of Income for each year presented. When we discuss revenues, we may, at times, refer to revenues summarized differently than the Regulation S-X requirements. The terminology, definitions, and applications of terms that we use to describe revenues may be different from terms used by other companies. We use the following terms to describe revenues:

- Revenues – Our revenues are presented net of sales returns and allowances.
- Product Revenues – We define product revenues as revenues generated from sales of capital equipment, which includes steam sterilizers, low temperature liquid chemical sterilant processing systems, washing systems, VHP® technology, water stills, and pure steam generators; integrated OR; surgical lights and tables; and the consumable

family of products, which includes SYSTEM 1 and 1E consumables, sterility assurance products, skin care products, and cleaning consumables.

- Service Revenues – We define service revenues as revenues generated from parts and labor associated with the maintenance, repair, and installation of our capital equipment, as well as revenues generated from contract sterilization offered through our Isomedix segment.
- Capital Revenues – We define capital revenues as revenues generated from sales of capital equipment, which includes steam sterilizers, low temperature liquid chemical sterilant processing systems, including SYSTEM 1E, washing systems, VHP® technology, water stills, and pure steam generators; surgical lights and tables; and integrated OR.
- Consumable Revenues – We define consumable revenues as revenues generated from sales of the consumable family of products, which includes SYSTEM 1 and 1E consumables, sterility assurance products, skin care products, and cleaning consumables.
- Recurring Revenues – We define recurring revenues as revenues generated from sales of consumable products and service revenues.
- Acquired Revenues – We define acquired revenues as base revenues generated from acquired businesses or assets and additional volumes driven through acquired businesses or assets. We will use such measure for up to a year after acquisition.

## GENERAL COMPANY OVERVIEW AND OUTLOOK

**Our Business.** Our mission is to provide a healthier today and safer tomorrow through knowledgeable people and innovative infection prevention, decontamination and health science technologies, products, and services. Our dedicated employees around the world work together to supply a broad range of solutions by offering a combination of capital equipment, consumables, and services to healthcare, pharmaceutical, industrial, and governmental Customers.

The bulk of our revenues are derived from the healthcare and pharmaceutical industries. Much of the growth in these industries is driven by the aging of the population throughout the world, as an increasing number of individuals are entering their prime healthcare consumption years, and is dependent upon advancement in healthcare delivery, acceptance of new technologies, government policies, and general economic conditions. In addition, each of our core industries is experiencing specific trends that could increase demand. Within healthcare, there is increased concern regarding the level of hospital-acquired infections around the world. The pharmaceutical industry has been impacted by increased FDA scrutiny of cleaning and validation processes, mandating that manufacturers improve their processes. In the contract sterilization industry, the aging population increases the demand for medical procedures, which increases the consumption of single use medical devices and surgical kits.

Beyond our core markets, infection-control issues are becoming a global concern, and emerging threats are prominent in the news. We are actively pursuing new opportunities to adapt our proven technologies to meet the changing needs of the global marketplace.

**Highlights.** We entered fiscal 2011 with numerous challenges, including the uncertainty inherent in the transition from SYSTEM 1 to alternative products, the impact of the European economic conditions and the related potential for exchange rate volatility, the strength of the economic recovery of the U.S., and the lack of clarity around the implications of health care reform in the United States. Revenues in fiscal 2011 declined by $50.3 million, or 4.0%, to $1,207.4 million primarily as a result of the SYSTEM 1 Rebate Program. Adjusted revenues, excluding the impact of the SYSTEM 1 Rebate Program, increased $52.0 million, or 4.1%, to $1,309.8 million (see subsection of MD&A titled "Non-GAAP Financial Measures" for additional information and related reconciliation of non-GAAP financial measures to the most comparable GAAP measures.) Even with continuing declines in SYSTEM 1 consumables and a mix shift in our product revenues toward lower gross margin capital equipment, we delivered improved operating income compared with fiscal 2010, excluding the impact of the SYSTEM 1 Rebate Program and proposed class action settlement.

For fiscal 2011, our financial position and cash flows remained strong, affording us financial flexibility. Cash flows from operations were $117.7 million and free cash flow was $41.6 million (see subsection of MD&A titled, "Non-GAAP Financial Measures" for additional information and related reconciliation of non-GAAP financial measures to the most comparable GAAP measures). We continue to maintain low debt levels with debt-to-total capital of 21.1% at March 31, 2011. We used cash during fiscal 2011 to fund working capital requirements, primarily due to inventory build of SYSTEM 1E, and higher accounts receivable balances driven by the timing of shipments. In addition, capital spending levels increased significantly during the year, driven in part by the timing of radioisotope purchases for the Isomedix segment, the purchase of two previously leased Isomedix facilities and additional costs related to consolidation projects in Europe and North America.

A detailed discussion of our fiscal 2011 performance is included in the subsection of MD&A titled, "Results of Operations."

**Outlook.** In fiscal 2012, we will continue to face numerous challenges but are anticipating solid growth driven by new products and services that are designed to improve our Customers' operations. Shipment and installation of SYSTEM 1E, our next generation liquid chemical sterilant processing system, is underway. The ultimate level of market acceptance of this product remains uncertain but we anticipate a substantial increase in revenue from this product and modest growth in the rest of the business. We will continue to experience a decline in revenues associated with SYSTEM 1 parts, accessories, sterilant and services, which we will discontinue in the United States no later than February 2, 2012. See Part I, Item 3, "Legal Proceedings."

We anticipate moderate increases in raw material costs in fiscal 2012, primarily related to metals and chemicals. The actions we have taken over the last several years have meaningfully reduced our cost base. However, we have several headwinds on the cost side with higher insurance costs, particularly for health benefits, and legal, regulatory and quality related spending, that in combination with the SYSTEM 1E transition, will impact our profitability. In addition, fluctuations in foreign currency rates can impact revenues and costs outside of the United States creating uncertainty for our results for fiscal 2012 and beyond.

Although we still face uncertainties, at this time we believe our balance sheet and ability to generate cash is strong and provides us with the flexibility to pursue opportunities for growth.

## MATTERS AFFECTING COMPARABILITY

**SYSTEM 1 Rebate Program and proposed class action settlement.** In April 2010, we introduced the SYSTEM 1 Rebate Program ("Rebate Program") to Customers as a component of our Transition Plan for SYSTEM 1. Generally, U.S. Customers that purchased SYSTEM 1 processors directly from us or who are current users of SYSTEM 1 and who return their units will have the option of either a pro-rated cash value or rebate toward the future purchase of new STERIS capital equipment or consumable products. In addition, we will provide credits for SYSTEM 1 services contracts.

During the first quarter of fiscal 2011, we recorded a pre-tax liability related to the SYSTEM 1 Rebate Program. Of the $110.0 million recorded, $102.3 million is attributable to the Customer Rebate portion of the Program and was recorded as a reduction to revenue, and $7.7 million is attributable to the disposal liability of the SYSTEM 1 units to be returned and was recorded in cost of revenues.

In addition, fiscal 2011 operating expenses include a pre-tax charge of $19.8 million related to the proposed settlement of SYSTEM 1 class action litigation. This settlement is subject to, among other things, certification of the class and final approval of the settlement by the court. The impact of the charge was a reduction in net income of $13.1 million (after tax of $6.7 million).

**Restructuring.** During the fourth quarter of fiscal 2010, we adopted a restructuring plan primarily related to the transfer of the remaining operations in our Erie, Pennsylvania facility to the U.S. headquarters in Mentor, Ohio and the consolidation of our European Healthcare manufacturing operations into two central locations within Europe (the "Fiscal 2010 Restructuring Plan"). In addition, we rationalized certain products and eliminated certain positions.

In fiscal 2011, in connection with the Fiscal 2010 Restructuring Plan, we recorded pre-tax expenses totaling $1.6 million related to these actions, of which, $1.4 million was recorded as restructuring expenses and $0.2 million was recorded in cost of revenues. In fiscal 2010, we recorded pre-tax expenses totaling $6.3 million in connection with the Fiscal 2010 Restructuring Plan. We also expect to incur an additional $2.7 million during fiscal 2012. These actions are intended to enhance profitability and increase efficiencies.

During the third quarter of fiscal 2009, we adopted a restructuring plan primarily focused on our international operations (the "Fiscal 2009 Restructuring Plan"). As part of this plan, we took actions to improve operations at our Pieterlen, Switzerland manufacturing facility, rationalized certain products, recorded impairment charges for certain assets no longer used, and made targeted workforce reductions. We also consolidated our operations in Japan. These actions directly impacted approximately 100 employees worldwide.

In fiscal 2010, we settled certain obligations related to the Fiscal 2009 Restructuring Plan for less then anticipated resulting in a reversal of $1.9 million in restructuring expenses, primarily due to the settlement of vendor supply and warehouse lease contracts for less than anticipated. In fiscal 2009, we recorded pre-tax expenses totaling $15.6 million related to these actions, of which $4.8 million was recorded as restructuring expenses and $10.8 million was recorded in cost of revenues. We do not expect to incur significant additional expenses related to this plan.

During the fourth quarter of fiscal 2008, we adopted a restructuring plan primarily focused on our North American operations (the "Fiscal 2008 Restructuring Plan"). As part of this plan, we announced the closure of two sales offices, reduced the workforce in certain support functions, and rationalized certain products. These actions were intended to enhance profitability and improve efficiencies by reducing ongoing operating costs. Across all of our reporting segments, approximately 90 employees, primarily located in North America, were directly impacted.

In the third quarter of fiscal 2009, we reversed our decision in connection with the Fiscal 2008 Restructuring Plan, to close one of the sales offices, because a satisfactory exit from our warranty and service obligations could not be achieved. As a result, we reversed restructuring expenses recorded in the fourth quarter of fiscal 2008 totaling approximately $1.0 million.

We are continuing to evaluate all of our operations for additional opportunities to improve performance, but we have not committed to any additional specific actions.

Further information regarding our restructuring actions is included in note 2 to our consolidated financial statements titled, "Restructuring."

**International Operations.** Since we conduct operations outside of the United States using various foreign currencies, fluctuations in the exchange rate of the U.S. dollar relative to the currencies of foreign countries in which we operate can also increase or decrease our reported net assets and results of operations. During fiscal 2011, our revenues were unfavorably impacted by $0.1 million and income before taxes was unfavorably impacted by $3.0 million, or 3.9%, as a result of foreign currency movements relative to the U.S. dollar.

## NON-GAAP FINANCIAL MEASURES

We, at times, refer to financial measures which are considered to be "non-GAAP financial measures" under SEC rules. We, at times, also refer to our results of operations excluding certain transactions or amounts that are non-recurring or are not indicative of future results, in order to provide meaningful comparisons between the years presented.

These non-GAAP financial measures are not intended to be, and should not be, considered separately from or as an alternative to the most directly comparable GAAP financial measures.

These non-GAAP financial measures are presented with the intent of providing greater transparency to supplemental financial information used by management and the Board of Directors in their financial analysis and operational decision-making. These amounts are disclosed so that the reader has the same financial data that management uses with the belief that it will assist investors and other readers in making comparisons to our historical operating results and analyzing the underlying performance of our operations for the periods presented.

We believe that the presentation of these non-GAAP financial measures, when considered along with our GAAP financial measures and the reconciliation to the corresponding GAAP financial measures, provide the reader with a more complete understanding of the factors and trends affecting our business than could be obtained absent this disclosure. It is important for the reader to note that the non-GAAP financial measure used may be calculated differently from, and therefore may not be comparable to, a similarly titled measure used by other companies.

We define free cash flow as net cash provided by operating activities as presented in the Consolidated Statements of Cash Flows less purchases of property, plant, equipment, and intangibles plus proceeds from the sale of property, plant, equipment, and intangibles, which are also presented in the Consolidated Statements of Cash Flows. We use this as a measure to gauge our ability to fund future debt principal repayments, growth outside of core operations, repurchase common shares, and pay cash dividends. The following table summarizes the calculation of our free cash flow for the years ended March 31, 2011, 2010 and 2009:

| | Years Ended March 31, | | |
|---|---|---|---|
| (dollars in thousands) | 2011 | 2010 | 2009 |
| Net cash provided by operating activities | **$ 117,744** | $ 224,954 | $ 167,384 |
| Purchases of property, plant and equipment, and intangibles | **(77,442)** | (44,087) | (40,889) |
| Proceeds from the sale of property, plant and equipment, and intangibles | **1,301** | 3,105 | 19,341 |
| Free Cash Flow | **$ 41,603** | $ 183,972 | $ 145,836 |

To supplement our financial results presented in accordance with U.S. GAAP, we have sometimes referred to certain measures of revenues, gross profit, income tax expense, and the Healthcare segment results of operations in the section of MD&A titled, "Results of Operations" excluding the impact of the SYSTEM 1 Rebate Program and proposed class action settlement recorded in fiscal 2011. These two items had a significant impact on the fiscal 2011 measures and the corresponding trend in each of these measures. We provide adjusted measures to give the reader a more complete understanding of the factors and trends affecting our business than could be obtained absent this disclosure. These measures are used by management and the Board of Directors in making comparisons to our historical operating results and analyzing the underlying performance of our operations. The tables below provide a reconciliation of each of these measures to its most directly comparable GAAP financial measure.

| (dollars in thousands) | | Year ended March 31, 2011 |
|---|---|---|
| Reported revenues | $ | 1,207,448 |
| Impact of the SYSTEM 1 Rebate Program | | 102,313 |
| Adjusted revenues | $ | 1,309,761 |
| | | |
| Reported capital revenues | $ | 433,944 |
| Impact of the SYSTEM 1 Rebate Program | | 102,313 |
| Adjusted capital revenues | $ | 536,257 |
| | | |
| Reported United States revenues | $ | 882,281 |
| Impact of the SYSTEM 1 Rebate Program | | 102,313 |
| Adjusted United States Revenues | $ | 984,594 |
| | | |
| Reported Healthcare revenues | $ | 835,832 |
| Impact of the SYSTEM 1 Rebate Program | | 102,313 |
| Adjusted Healthcare revenues | $ | 938,145 |
| | | |
| Reported gross profit | $ | 446,162 |
| Impact of the SYSTEM 1 Rebate Program | | 110,004 |
| Adjusted gross profit | $ | 556,166 |
| | | |
| Reported gross profit percentage | | 37.0% |
| Impact of the SYSTEM 1 Rebate Program | | 5.5% |
| Adjusted gross profit percentage | | 42.5% |
| | | |
| Reported Healthcare operating income | $ | 21,317 |
| Impact of the SYSTEM 1 Rebate Program and proposed class action settlement | | 129,800 |
| Adjusted Healthcare operating income | $ | 151,117 |
| | | |
| Reported income tax expense | $ | 22,554 |
| Impact of the SYSTEM 1 Rebate Program and proposed class action settlement | | 50,183 |
| Adjusted income tax expense | $ | 72,737 |
| | | |
| Reported effective income tax rate | | 30.6% |
| Impact of the SYSTEM 1 Rebate Program and proposed class action settlement | | 5.1% |
| Adjusted effective income tax rate | | 35.7% |

## RESULTS OF OPERATIONS

In the following subsections, we discuss our earnings and the factors affecting them. We begin with a general overview of the results of operations of the Company and then separately discuss earnings for our operating segments.

## FISCAL 2011 AS COMPARED TO FISCAL 2010

***Revenues.*** The following table compares our revenues, in total and by type and geography, for the year ended March 31, 2011 to the year ended March 31, 2010:

| (dollars in thousands) | Years Ended March 31, 2011 | 2010 | Change | Percent Change |
|---|---|---|---|---|
| **Total revenues** | **$ 1,207,448** | $ 1,257,733 | $ (50,285) | (4.0)% |
| **Revenues by type:** | | | | |
| Capital revenues | **433,944** | 481,527 | (47,583) | (9.9)% |
| Consumable revenues | **309,894** | 317,475 | (7,581) | (2.4)% |
| Service revenues | **463,610** | 458,731 | 4,879 | 1.1 % |
| **Revenues by geography:** | | | | |
| United States revenues | **882,281** | 949,637 | (67,356) | (7.1)% |
| International revenues | **325,167** | 308,096 | 17,071 | 5.5 % |

Revenues decreased $50.3 million, or 4.0%, to $1,207.4 million for the year ended March 31, 2011, as compared to $1,257.7 million for the year ended March 31, 2010. The decline reflects the $102.3 million negative impact of the SYSTEM 1 Rebate Program. Adjusted revenues, excluding the impact of the SYSTEM 1 Rebate Program, increased $52.0 million, or 4.1%, to $1,309.8 million (see subsection of MD&A titled "Non-GAAP Financial Measures" for additional information and related reconciliation of non-GAAP financial measures to the most comparable GAAP measures.) We analyze our revenues in two ways, by type and geography, in the discussion that follows.

For fiscal 2011, recurring revenues decreased $2.7 million or 0.3% as compared to fiscal 2010. The recurring revenues decrease was generated by a 2.4% decrease in consumable revenues, which was partially offset by a 1.1% increase in service revenues during fiscal 2011 as compared to fiscal 2010. Consumable revenues increased in the Life Sciences segment by 7.6% and decreased in the Healthcare segment by 4.8%, respectively. Service revenues increased $4.9 million or 1.1% resulting from an increase in revenues from our Isomedix segment partially offset by a declines in the Healthcare segment during fiscal 2011 as compared to fiscal 2010. Capital revenues decreased $47.6 million or 9.9% during fiscal 2011 as compared to fiscal 2010. The decrease in capital revenues was driven by the $102.3 million negative impact of the SYSTEM 1 Rebate Program on Healthcare capital revenues. Adjusted capital revenues increased $54.7 million or 11.4%, to $536.3 million (see subsection of MD&A titled "Non-GAAP Financial Measures" for additional information and related reconciliation of non-GAAP financial measures to the most comparable GAAP measures). Healthcare revenues decreased $56.6 million in fiscal 2011 compared to fiscal 2010. Healthcare capital revenues, excluding the impact of the SYSTEM 1 Rebate Program, increased $63.6 million reflecting revenues derived from shipments of SYSTEM 1E products as well as increases in other Healthcare infection prevention and surgical equipment. Capital revenues within the Life Sciences segment decreased 9.6%. The Life Sciences segment capital equipment revenues have been affected by the economic downturn and consolidations within the industry limiting the order levels from our pharmaceutical Customers.

International revenues for fiscal 2011 were $325.2 million, an increase of $17.1 million, or 5.5%, as compared to fiscal 2010. The increase in year-over-year international revenues was driven by increases in capital, consumable and service revenues of 6.4%, 3.4% and 5.7%, respectively. The most significant gains were in Healthcare capital revenues, with growth in Europe, Asia Pacific and Latin America, and service revenues in Canada within the Life Science segment.

United States revenues for fiscal 2011 were $882.3 million, a decrease of $67.4 million, or 7.1%, as compared to fiscal 2010. Adjusted United States revenues for fiscal 2011 were $984.6 million, an increase of $35.0 million, or 3.7%, as compared to fiscal 2010 (see subsection of MD&A titled "Non-GAAP Financial Measures" for additional information and related reconciliation of non-GAAP financial measures to the most comparable GAAP measures). Increases include revenues derived from SYSTEM 1E products as well as increases in other Healthcare infection prevention and surgical equipment. United States consumable and service revenues were negatively impacted by the SYSTEM 1 transition with a decrease in consumable revenues of 4.0%, primarily driven by the decline in SYSTEM 1 sterilant volumes offset by an increase in service revenues of 0.2%. Life Sciences consumable revenues continued to demonstrate growth with an increase within the United States of 6.9% in fiscal 2011 compared to fiscal 2010.

Revenues by segment are further discussed in the section of MD&A titled, “Business Segment Results of Operations.”

***Gross Profit.*** The following table compares our gross profit for the year ended March 31, 2011 to the year ended March 31, 2010:

| (dollars in thousands) | Years Ended March 31, 2011 | 2010 | Change | Percent Change |
|---|---|---|---|---|
| **Gross Profit:** | | | | |
| Product | **$ 249,374** | $ 344,014 | $ (94,640) | (27.5)% |
| Service | **196,788** | 195,167 | 1,621 | 0.8 % |
| **Total Gross Profit** | **$ 446,162** | $ 539,181 | $ (93,019) | (17.3)% |
| **Gross Profit Percentage:** | | | | |
| Product | **33.5%** | 43.1% | | |
| Service | **42.4%** | 42.5% | | |
| **Total Gross Profit Percentage** | **37.0%** | 42.9% | | |

Our gross profit is affected by the volume, pricing, and mix of sales of our products and services, as well as the costs associated with the products and services that are sold. Our gross profit decreased $93.0 million. Our gross profit percentage decreased to 37.0% for fiscal 2011 as compared to 42.9% for fiscal 2010. The most significant driver of this decrease is the $110.0 million negative impact of the SYSTEM 1 Rebate Program. Excluding the impact of the SYSTEM 1 Rebate Program, fiscal 2011 gross profit and gross profit percentage were $556.2 million and 42.5%, respectively (see subsection of MD&A titled "Non-GAAP Financial Measures" for additional information and related reconciliation of non-GAAP financial measures to the most comparable GAAP measures). Changes in volume are the secondary driver resulting in a net reduction of approximately 40 basis points in the gross profit percentage as the decline in SYSTEM 1 sterilant volume more than offset the benefits of higher volumes in the Isomedix segment and the continued growth in Life Sciences consumables volume.

***Operating Expenses.*** The following table compares our operating expenses for the year ended March 31, 2011 to the year ended March 31, 2010:

| (dollars in thousands) | Years Ended March 31, 2011 | 2010 | Change | Percent Change |
|---|---|---|---|---|
| **Operating Expenses:** | | | | |
| Selling, general, and administrative | **$ 325,468** | $ 296,613 | $ 28,855 | 9.7 % |
| Research and development | **34,280** | 34,008 | 272 | 0.8 % |
| Restructuring expenses | **1,202** | 4,848 | (3,646) | (75.2)% |
| **Total Operating Expenses** | **$ 360,950** | $ 335,469 | $ 25,481 | 7.6 % |

Compensation and benefit costs, fees for professional services, travel and entertainment, facilities costs, and other general and administrative expenses are significant components of selling, general, and administrative expenses ("SG&A"). SG&A increased $28.9 million, in fiscal 2011 as compared to fiscal 2010. Fiscal 2011 SG&A was negatively impacted by the estimated $19.8 million expense associated with the proposed SYSTEM 1 class action settlement. The remaining increase of 3.1% in SG&A during fiscal 2011 reflects higher sales related fees and commissions, increased legal, regulatory, and quality spending and higher insurance costs.

Research and development expenses increased $0.3 million for fiscal 2011 as compared to fiscal 2010. Research and development expenses are influenced by the number and timing of in-process projects and labor hours and other costs associated with these projects. Our research and development initiatives continually emphasize new product development, product improvements, and the development of new technological platform innovations. During fiscal 2011, our investments in research and development focused on, but were not limited to, enhancing capabilities of new chemistries and delivery systems for disinfection and sterilization, sterile processing combination technologies, surgical equipment and accessories, and the area of emerging infectious agents such as Prions and Nanobacteria.

***Restructuring Expenses.*** We recognize restructuring expenses as they are incurred. We also evaluate the inventory and property, plant and equipment associated with our restructuring actions for impairment. Asset impairment and accelerated depreciation expenses primarily relate to inventory write-downs for rationalized products and adjustments in the carrying value of the closed facilities to their estimated fair value. In addition, the remaining useful lives of other property, plant and equipment associated with the related operations were re-evaluated based on the respective plan, resulting in the acceleration of depreciation and amortization of certain assets.

During the fourth quarter of fiscal 2010, we adopted a restructuring plan primarily related to the transfer of the remaining operations in our Erie, Pennsylvania facility to the U.S. headquarters in Mentor, Ohio and the consolidation of our European

Healthcare manufacturing operations into two central locations within Europe (the "Fiscal 2010 Restructuring Plan"). In addition, we rationalized certain products and eliminated certain positions.

In fiscal 2011, in connection with the Fiscal 2010 Restructuring Plan, we recorded pre-tax expense totaling totaling $1.6 million related to these actions, of which, $1.4 million was recorded as restructuring expenses and $0.2 million was recorded in cost of revenues. In fiscal 2010, we recorded pre-tax expenses totaling $6.3 million related to these actions, of which, $5.4 million was recorded as restructuring expenses and $0.9 million was recorded in cost of revenues. We also expect to incur an additional $2.7 million during fiscal 2012. These actions are intended to enhance profitability and increase operating efficiencies.

During the third quarter of fiscal 2009, we adopted a restructuring plan primarily focused on our international operations (the "Fiscal 2009 Restructuring Plan"). As part of this plan, we took actions to improve operations at our Pieterlen, Switzerland manufacturing facility, rationalized certain products, recorded impairment charges for certain assets no longer used, and made targeted workforce reductions. We also consolidated our operations in Japan. These actions directly impacted approximately 100 employees worldwide. In fiscal 2010, we settled certain obligations related to the Fiscal 2009 Restructuring Plan for less then anticipated resulting in a reversal of $1.9 million in restructuring expenses, primarily due to the settlement of vendor supply and warehouse lease contracts for less than anticipated. We do not expect to incur significant additional expenses related to this plan.

During the fourth quarter of fiscal 2008, we adopted a restructuring plan primarily focused on our North American operations (the "Fiscal 2008 Restructuring Plan"). As part of this plan, we announced the closure of two sales offices, reduced the workforce in certain support functions, and rationalized certain products. These actions are intended to enhance profitability and improve efficiency by reducing ongoing operating costs. Across all of our reporting segments, approximately 90 employees, primarily located in North America, were directly impacted. We do not expect to incur any significant additional restructuring expenses related to this plan.

We are continuing to evaluate all of our operations for additional opportunities to improve performance, but we have not committed to any additional specific actions.

Further information regarding our restructuring actions is included in note 2 to our consolidated financial statements titled, "Restructuring."

The following tables summarize our total restructuring charges for fiscal 2011 and fiscal 2010:

| | Year Ended March 31, 2011 | | |
|---|---|---|---|
| (dollars in thousands) | Fiscal 2010 Restructuring Plan(1) | Fiscal 2008 Restructuring Plan | Total |
| Severance, payroll and other related costs | **$ 454** | **$ —** | **$ 454** |
| Asset impairment and accelerated depreciation | **559** | **(289)** | **270** |
| Lease termination costs | **595** | **—** | **595** |
| Other | **33** | **—** | **33** |
| **Total Restructuring Charges** | **$ 1,641** | **$ (289)** | **$ 1,352** |

(1) Includes $0.2 million in charges recorded in cost of revenues on the Consolidated Statements of Income.

| | Year Ended March 31, 2010 | | |
|---|---|---|---|
| (dollars in thousands) | Fiscal 2010 Restructuring Plan(1) | Fiscal 2009 Restructuring Plan(2) | Total |
| Severance, payroll and other related costs | $ 1,939 | $ (224) | $ 1,715 |
| Asset impairment and accelerated depreciation | 1,804 | (2) | 1,802 |
| Product rationalization | 883 | (1,385) | (502) |
| Lease termination costs | 1,243 | (428) | 815 |
| Other | 426 | 138 | 564 |
| **Total Restructuring Charges** | $ 6,295 | $ (1,901) | $ 4,394 |

(1) Includes $0.9 million in charges recorded in cost of revenues on the Consolidated Statements of Income.

(2) Includes a negative $1.4 million in charges recorded in cost of revenues on the Consolidated Statements of Income.

Liabilities related to restructuring activities are recorded as current liabilities on the accompanying Consolidated Balance Sheets within "Accrued payroll and other related liabilities" and "Accrued expenses and other." The following tables summarize the liabilities related to our restructuring activities:

| | Fiscal 2010 Restructuring Plan | | | |
|---|---|---|---|---|
| | | Fiscal 2011 | | |
| | March 31, 2010 | Provision | Payments/ Impairments | March 31, 2011 |
| Severance and termination benefits | $ 1,894 | $ **454** | $ **(355)** | $ **1,993** |
| Asset impairments | — | **559** | **(559)** | **—** |
| Lease termination obligations | 1,200 | **595** | **(5)** | **1,790** |
| Other | 509 | **33** | **(349)** | **193** |
| **Total** | $ 3,603 | $ **1,641** | $ **(1,268)** | $ **3,976** |

| | Fiscal 2008 Restructuring Plan | | | |
|---|---|---|---|---|
| | | Fiscal 2011 | | |
| | March 31, 2010 | Provision | Payments/ Impairments | March 31, 2011 |
| Severance and termination benefits | $ 102 | $ **—** | $ **(102)** | $ **—** |
| Asset impairments | 289 | **(289)** | **—** | **—** |
| Lease termination obligations | 411 | **—** | **(254)** | **157** |
| **Total** | $ 802 | $ **(289)** | $ **(356)** | $ **157** |

| | Fiscal 2010 Restructuring Plan | | | |
|---|---|---|---|---|
| | | Fiscal 2010 | | |
| (dollars in thousands) | March 31, 2009 | Provision | Payments/ Impairments | March 31, 2010 |
| Severance and termination benefits | $ — | $ 1,939 | $ (45) | $ 1,894 |
| Asset impairment | — | 1,804 | (1,804) | — |
| Product rationalization | — | 883 | (883) | — |
| Lease termination obligations | — | 1,243 | (43) | 1,200 |
| Other | — | 426 | 83 | 509 |
| **Total** | $ — | $ 6,295 | $ (2,692) | $ 3,603 |

| | Fiscal 2009 Restructuring Plan | | | |
|---|---|---|---|---|
| | | Fiscal 2010 | | |
| (dollars in thousands) | March 31, 2009 | Provision | Payments/ Impairments | March 31, 2010 |
| Severance and termination benefits | $ 1,920 | $ (224) | $ (1,696) | $ — |
| Asset impairment | — | (2) | 2 | — |
| Product rationalization | 75 | (1,385) | 1,310 | — |
| Lease termination obligations | 337 | (428) | 91 | — |
| Other | 241 | 138 | (379) | — |
| **Total** | $ 2,573 | $ (1,901) | $ (672) | $ — |

| (dollars in thousands) | March 31, 2009 | Fiscal 2010 Provision | Fiscal 2010 Payments/ Impairments | March 31, 2010 |
|---|---|---|---|---|
| | Fiscal 2008 Restructuring Plan | | | |
| Severance and termination benefits | $ 501 | $ — | $ (399) | $ 102 |
| Asset impairment | 409 | — | (120) | 289 |
| Lease termination obligations | 881 | — | (470) | 411 |
| **Total** | $ 1,791 | $ — | $ (989) | $ 802 |

***Non-Operating Expenses, Net.*** Non-operating expense (income), net consists primarily of interest expense on debt, offset by interest earned on cash, cash equivalents, and short-term investment balances, and other miscellaneous income. The following table compares our non-operating expense (income), net for the year ended March 31, 2011 to the year ended March 31, 2010:

| (dollars in thousands) | Years Ended March 31, 2011 | Years Ended March 31, 2010 | Change |
|---|---|---|---|
| **Non-Operating Expenses:** | | | |
| Interest expense | **$ 12,000** | $ 13,171 | $ (1,171) |
| Interest and miscellaneous income | **(607)** | (1,275) | 668 |
| **Non-Operating Expenses, Net** | **$ 11,393** | $ 11,896 | $ (503) |

During fiscal 2011, interest expense decreased as compared to fiscal 2010 as a result of repayment of borrowings and higher capitalized interest. Interest and miscellaneous income decreased as compared to the same prior year period due to changes in net miscellaneous (income) expense that are not individually significant.

Additional information regarding our outstanding debt is included in note 7 to our consolidated financial statements titled, "Debt," and in the subsection of MD&A titled, "Liquidity and Capital Resources."

***Income Tax Expense.*** The following table compares our income tax expense and effective income tax rates for the years ended March 31, 2011 and 2010:

| (dollars in thousands) | Years Ended March 31, 2011 | Years Ended March 31, 2010 | Change | Percent Change |
|---|---|---|---|---|
| Income tax expense | **$ 22,554** | $ 63,349 | $ (40,795) | (64.4)% |
| Effective income tax rate | **30.6%** | 33.0% | | |

The effective income tax rate for fiscal 2011 was 30.6% as compared to 33.0% for fiscal 2010. The effective tax rate in fiscal 2011 was impacted by the reduction in United States income as a result of the impact of the SYSTEM 1 Rebate Program and proposed SYSTEM 1 class action settlement. The adjusted effective income tax rate for fiscal 2011, excluding the impact of these two items was 35.7% (see subsection of MD&A titled "Non-GAAP Financial Measures" for additional information and related reconciliation of non-GAAP financial measures to the most comparable GAAP measures.) The lower effective income tax rate for fiscal 2010 resulted principally from a favorable change in valuation allowances. Additional information regarding our income tax expense is included in note 9 to our consolidated financial statements titled, "Income Taxes."

***Business Segment Results of Operations.*** We operate in three reportable business segments: Healthcare, Life Sciences, and Isomedix. "Corporate and other," which is presented separately, contains the Defense and Industrial business unit plus costs that are associated with being a publicly traded company and certain other corporate costs. These costs include executive office costs, Board of Directors compensation, shareholder services and investor relations, external audit fees, and legacy pension and post-retirement benefit costs. Note 12 to our consolidated financial statements titled, "Business Segment Information," and Item 1, "Business" provide detailed information regarding each business segment. The following table compares business segment revenues and Corporate and other for the year ended March 31, 2011 to the year ended March 31, 2010:

| (dollars in thousands) | Years Ended March 31, 2011 | 2010 | Change | Percent Change |
|---|---|---|---|---|
| **Revenues:** | | | | |
| Healthcare | **$ 835,832** | $ 892,474 | $ (56,642) | (6.3)% |
| Life Sciences | **215,437** | 218,209 | (2,772) | (1.3)% |
| Isomedix | **152,242** | 140,871 | 11,371 | 8.1 % |
| **Total Reportable Segments** | **1,203,511** | 1,251,554 | (48,043) | (3.8)% |
| Corporate and other | **3,937** | 6,179 | (2,242) | (36.3)% |
| **Total Revenues** | **$ 1,207,448** | $ 1,257,733 | $ (50,285) | (4.0)% |

Healthcare segment revenues decreased $56.6 million or 6.3%, to $835.8 million for the year ended March 31, 2011, as compared to $892.5 million for the prior fiscal year. Adjusted Healthcare segment revenues, excluding the impact of the SYSTEM 1 Rebate Program, were $938.1 million representing an increase of 5.1% over the prior year (see subsection of MD&A titled "Non-GAAP Financial Measures" for additional information and related reconciliation of non-GAAP financial measures to the most comparable GAAP measures.) The 5.1% increase in adjusted Healthcare revenues reflects growth in capital equipment revenues in the United States as well as in the European, Asia Pacific and Latin American regions. Approximately one-third of the increase is attributable to SYSTEM 1E shipments that occurred during the fourth quarter of fiscal 2011. Consumable and service revenues declined 4.8% and 2.4%, respectively, as a result of the impact of the SYSTEM 1 transition. At March 31, 2011, our Healthcare segment's backlog amounted to $138.6 million, as compared to $127.8 million at March 31, 2010. SYSTEM 1E related backlog was $21.3 million as of March 31, 2011.

Life Sciences segment revenues decreased $2.8 million, or 1.3%, to $215.4 million for the year ended March 31, 2011, as compared to $218.2 million for the prior fiscal year. Our Life Sciences segment fiscal 2011 revenues were favorably impacted by strong demand for our consumable products which grew 7.6%. The increase in consumable revenues combined with a 1.0% increase in service revenues was not enough to offset the decline in capital equipment revenues of 9.6%. The decline in Life Sciences capital equipment revenues occurred throughout key geographies but was most notable in the United States, reflecting low order levels during the first half of the fiscal year. The Asia Pacific region was the exception with growth of 75.7%. Revenues have been unfavorably impacted by consolidations within the industry limiting the order levels from our pharmaceutical Customers. At March 31, 2011, our Life Sciences segment's backlog amounted to $40.7 million, as compared to $41.8 million at March 31, 2010.

Isomedix segment revenues increased $11.4 million, or 8.1%, during fiscal 2011, as compared to fiscal 2010. The growth in revenues during fiscal 2011 is attributable to increased demand from our core medical device Customers.

The following table compares our business segments and Corporate and other operating results for the year ended March 31, 2011 to the year ended March 31, 2010:

| (dollars in thousands) | Years Ended March 31, 2011 | 2010 | Change | Percent Change |
|---|---|---|---|---|
| **Operating Income:** | | | | |
| Healthcare | **$ 21,317** | $ 151,520 | $ (130,203) | (85.9)% |
| Life Sciences | **33,069** | 30,952 | 2,117 | 6.8 % |
| Isomedix | **39,833** | 31,103 | 8,730 | 28.1 % |
| **Total Reportable Segments** | **94,219** | 213,575 | (119,356) | (55.9)% |
| Corporate and other | **(9,007)** | (9,863) | 856 | (8.7)% |
| **Total Operating Income** | **$ 85,212** | $ 203,712 | $ (118,500) | (58.2)% |

Segment operating income is calculated as the segment's gross profit less direct expenses and indirect cost allocations, which results in the full allocation of all distribution and research and development expenses, and the partial allocation of corporate costs. Corporate cost allocations are based on each segment's percentage of revenues, headcount, or other variables in relation to those of the total Company. In addition, the Healthcare segment is responsible for the management of all but one manufacturing facility and uses standard cost to sell products to the Life Sciences segment. "Corporate and other" includes the gross profit and direct expenses of the Defense and Industrial business unit, as well as certain unallocated corporate costs related to being a publicly traded company and legacy pension and post-retirement benefits, as previously discussed.

Our Healthcare segment's operating income decreased $130.2 million, or 85.9%, to $21.3 million for the year ended

March 31, 2011 from $151.5 million during the prior fiscal year. Adjusted fiscal 2011 Healthcare operating income, excluding the impact of the SYSTEM 1 Rebate Program and class action settlement, was $151.1 million reflecting a slight reduction from the prior year (see subsection of MD&A titled "Non-GAAP Financial Measures" for additional information and related reconciliation of non-GAAP financial measures to the most comparable GAAP measures.) The segment was negatively impacted by the decline in SYSTEM 1 sterilant volumes as well as higher sales related fees and commissions, increased legal, regulatory, and quality spending and higher insurance costs. The Healthcare segment's fiscal 2011 and fiscal 2010 operating margins include restructuring expenses of $1.0 million and $3.8 million, respectively. The fiscal 2010 operating margin includes $3.2 million in product modification expenses primarily associated with corrections made to certain of our surgical tables in the field.

Our Life Sciences segment's operating income increased $2.1 million, or 6.8%, to $33.1 million in fiscal 2011 from $31.0 million in fiscal 2010. Our Life Sciences segment's operating margins were 15.3% and 14.2%, respectively, for the years ended March 31, 2011 and March 31, 2010. The improvement was primarily driven by product mix and operating efficiencies. In fiscal 2011 and fiscal 2010, Life Sciences segment's operating income includes $0.2 million and $0.6 million, respectively, in restructuring expenses.

Our Isomedix segment's operating income increased $8.7 million, or 28.1%, to $39.8 million for the year ended March 31, 2011 as compared to $31.1 million during the prior fiscal year. Isomedix segment's operating margins were 26.2% and 22.1%, respectively, for the years ended March 31, 2011 and March 31, 2010. Restructuring expenses of $0.1 million are included in this segment's fiscal 2011 operating income.

### FISCAL 2010 AS COMPARED TO FISCAL 2009

***Revenues.*** The following table compares our revenues for the year ended March 31, 2010 to the year ended March 31, 2009:

| (dollars in thousands) | Years Ended March 31, 2010 | 2009 | Change | Percent Change |
|---|---|---|---|---|
| **Total revenues** | **$ 1,257,733** | $ 1,298,525 | $ (40,792) | (3.1)% |
| **Revenues by type:** | | | | |
| Capital revenues | **481,527** | 536,647 | (55,120) | (10.3)% |
| Consumable revenues | **317,475** | 294,882 | 22,593 | 7.7 % |
| Service revenues | **458,731** | 466,996 | (8,265) | (1.8)% |
| **Revenues by geography:** | | | | |
| United States revenues | **949,637** | 993,487 | (43,850) | (4.4)% |
| International revenues | **308,096** | 305,038 | 3,058 | 1.0 % |

Revenues decreased $40.8 million, or 3.1%, to $1,257.7 million for the year ended March 31, 2010, as compared to $1,298.5 million for the year ended March 31, 2009. For fiscal 2010, recurring revenues increased $14.3 million or 1.9% as compared to fiscal 2009. The recurring revenues increase was generated by a 7.7% increase in consumable revenues, which was partially offset by a 1.8% decrease in service revenues during fiscal 2010 as compared to fiscal 2009. Consumable revenues increased in the Healthcare and Life Sciences segments by 6.7% and 12.6%, respectively. Service revenues decreased $8.3 million or 1.8% resulting from declines in all three reportable segments during fiscal 2010 as compared to fiscal 2009. Capital revenues decreased $55.1 million or 10.3% during fiscal 2010 as compared to fiscal 2009. The decrease in capital revenues was driven by an 11.4% decrease within the Healthcare segment and 5.2% decrease within the Life Sciences segment. The Healthcare segment capital equipment revenues were generally affected by the macroeconomic environment in the U.S., which limited capital investments by our Customers. The Life Sciences segment capital equipment revenues were also affected by the economic downturn and consolidations within the industry limiting the order levels from our pharmaceutical Customers.

International revenues for fiscal 2010 were $308.1 million, an increase of $3.1 million, or 1.0%, as compared to fiscal 2009. The increase in year-over-year international revenues was primarily attributable to increases in consumable revenues within Healthcare and Life Sciences of 4.2% and 13.4% respectively. International consumable revenues growth was led by increases in Canada and Europe of 14.5% and 2.4%, respectively.

United States revenues for fiscal 2010 were $949.6 million, a decrease of $43.9 million, or 4.4%, as compared to fiscal

2009. The decrease was primarily driven by a decrease in Healthcare capital equipment revenues of 16.8% offset by an increase in consumable revenues of 8.3%.

Revenues by segment are further discussed in the section of MD&A titled, "Business Segment Results of Operations."

***Gross Profit.*** The following table compares our gross profit for the year ended March 31, 2010 to the year ended March 31, 2009:

| (dollars in thousands) | Years Ended March 31, 2010 | Years Ended March 31, 2009 | Change | Percent Change |
|---|---|---|---|---|
| **Gross Profit:** | | | | |
| Product | **$ 344,014** | $ 334,614 | $ 9,400 | 2.8% |
| Service | **195,167** | 192,128 | 3,039 | 1.6% |
| **Total Gross Profit** | **$ 539,181** | $ 526,742 | $ 12,439 | 2.4% |
| **Gross Profit Percentage:** | | | | |
| Product | **43.1%** | 40.2% | | |
| Service | **42.5%** | 41.1% | | |
| **Total Gross Profit Percentage** | **42.9%** | 40.6% | | |

Our gross profit is affected by the volume, pricing, and mix of sales of our products and services, as well as the costs associated with the products and services that are sold. Our gross profit percentage increased 230 basis points to 42.9% for fiscal 2010 as compared to 40.6% for fiscal 2009. In fiscal 2010, we benefited from price increases (approximately 60 bps), productivity improvements, lower restructuring expenses related to inventory, decreased material costs, and favorable foreign currency exchange rates partially offset by decreased volume (approximately 70 bps).

***Operating Expenses.*** The following table compares our operating expenses for the year ended March 31, 2010 to the year ended March 31, 2009:

| (dollars in thousands) | Years Ended March 31, 2010 | Years Ended March 31, 2009 | Change | Percent Change |
|---|---|---|---|---|
| **Operating Expenses:** | | | | |
| Selling, general, and administrative | **$ 296,613** | $ 314,983 | $ (18,370) | (5.8)% |
| Research and development | **34,008** | 32,760 | 1,248 | 3.8 % |
| Restructuring expenses | **4,848** | 3,554 | 1,294 | 36.4 % |
| **Total Operating Expenses** | **$ 335,469** | $ 351,297 | $ (15,828) | (4.5)% |

Compensation and benefit costs, fees for professional services, travel and entertainment, facilities costs, and other general and administrative expenses are significant components of selling, general, and administrative expenses ("SG&A"). SG&A decreased $18.4 million, or 70 basis points, to 23.6% of total revenues for fiscal 2010 as compared to fiscal 2009. The decrease in SG&A during fiscal 2010 primarily reflects improved operating efficiencies and the benefit of initiatives implemented during prior years. Included in the fiscal 2009 SG&A is a reduction of $7.9 million resulting from a third quarter change in our paid time off benefit, which is now earned throughout the calendar year rather than earned in full at the beginning of the year. SG&A expenses for fiscal 2009 also include a $3.8 million gain on the sale of two Isomedix facilities.

Research and development expenses as a percentage of total revenues increased 20 basis points to 2.7% for fiscal 2010 as compared to fiscal 2009. The fiscal 2010 period includes a government subsidy of $1.1 million received for research and development expenses incurred by one of our international locations. Research and development expenses are influenced by the number and timing of in-process projects and labor hours and other costs associated with these projects. Our research and development initiatives continually emphasize new product development, product improvements, and the development of new technological platform innovations. During fiscal 2010, our investments in research and development focused on, but were not limited to, enhancing capabilities of new chemistries and delivery systems for disinfection and sterilization, sterile processing combination technologies, surgical equipment and accessories, and the area of emerging infectious agents such as Prions and Nanobacteria.

***Restructuring Expenses.*** We recognize restructuring expenses as they are incurred. We also evaluate the inventory and property, plant and equipment associated with our restructuring actions for impairment. Asset impairment and accelerated depreciation expenses primarily relate to inventory write-downs for rationalized products and adjustments in the carrying value of the closed facilities to their estimated fair value. In addition, the remaining useful lives of other property, plant and equipment associated with the related operations were re-evaluated based on the respective plan, resulting in the acceleration of depreciation and amortization of certain assets.

During the fourth quarter of fiscal 2010, we adopted a restructuring plan primarily related to the transfer of the remaining operations in our Erie, Pennsylvania facility to the U.S. headquarters in Mentor, Ohio and the consolidation of our European Healthcare manufacturing operations into two central locations within Europe (the "Fiscal 2010 Restructuring Plan"). In addition, we rationalized certain products and eliminated certain positions.

In fiscal 2010 in connection with the Fiscal 2010 Restructuring Plan, we recorded pre-tax expenses totaling $6.3 million related to these actions, of which, $5.4 million was recorded as restructuring expenses and $0.9 million was recorded in cost of revenues. We also expect to incur an additional $4.3 million during the next two fiscal years. These actions are intended to enhance profitability and increase operating efficiencies.

During the third quarter of fiscal 2009, we adopted a restructuring plan primarily focused on our international operations (the "Fiscal 2009 Restructuring Plan"). As part of this plan, we took actions to improve operations at our Pieterlen, Switzerland manufacturing facility, rationalized certain products, recorded impairment charges for certain assets no longer used, and made targeted workforce reductions. We also consolidated our operations in Japan. These actions directly impacted approximately 100 employees worldwide.

In fiscal 2010, we settled certain obligations related to the Fiscal 2009 Restructuring Plan for less then anticipated, resulting in a reversal of $1.9 million in restructuring expenses, primarily due to the settlement of vendor supply and warehouse lease contracts for less than anticipated. In fiscal 2009, we recorded pre-tax expenses totaling $15.6 million related to these actions, of which $4.8 million was recorded as restructuring expenses and $10.8 million was recorded in cost of revenues. We do not expect to incur significant additional expenses related to this plan.

During the fourth quarter of fiscal 2008, we adopted a restructuring plan primarily focused on our North American operations (the "Fiscal 2008 Restructuring Plan"). As part of this plan, we announced the closure of two sales offices, reduced the workforce in certain support functions, and rationalized certain products. These actions were intended to enhance profitability and improve efficiency by reducing ongoing operating costs. Across all of our reporting segments, approximately 90 employees, primarily located in North America, were directly impacted.

In the third quarter of fiscal 2009, we reversed our decision in connection with the Fiscal 2008 Restructuring Plan, to close one of the sales offices, because a satisfactory exit from our warranty and service obligations could not be achieved. As a result, we reversed restructuring expenses recorded in the fourth quarter of fiscal 2008 totaling approximately $1.0 million.

During fiscal 2009, we did not incur any additional significant restructuring expenses related to the Fiscal 2008 Restructuring Plan, and we settled certain termination benefits and other costs for less than originally expected. In fiscal 2008, we recorded pre-tax expenses totaling approximately $15.8 million related to these actions, including $11.7 million recorded as restructuring expenses and $4.1 million recorded as cost of revenues. We do not expect to incur any significant additional restructuring expenses related to this plan.

During the third quarter of fiscal 2007, we adopted a restructuring plan related to certain of our European operations (the "European Restructuring Plan"). As part of this plan, we closed two sales offices. We also took steps to reduce the workforce in certain European support functions. These actions were intended to improve our cost structure in Europe. Approximately 40 employees were directly impacted in various European locations. During the first quarter of fiscal 2009, we settled the remaining obligations associated with this plan.

On January 30, 2006, we announced that the manufacturing portion of our Erie, Pennsylvania operations would be transferred to Mexico to reduce production costs and improve our competitive position. Plans for other restructuring actions, including the closure of a sales office, rationalization of operations in Finland, and the elimination of certain management positions were also approved. These actions were designed to reduce operating costs within the ongoing operations of both the Healthcare and Life Sciences segments, and together we refer to them as the "Fiscal 2006 Restructuring Plan."

Operating income for fiscal 2009 includes pre-tax restructuring expenses of approximately a negative $0.2 million primarily for certain severance benefits that were settled for less than originally expected. We completed the transfer of our Erie, Pennsylvania manufacturing operations during fiscal 2008. During the fourth quarter of fiscal 2009, we settled the remaining obligations associated with the Fiscal 2006 Restructuring Plan.

We are continuing to evaluate all of our operations for additional opportunities to improve performance, but we have not committed to any additional specific actions.

Further information regarding our restructuring actions is included in note 2 to our consolidated financial statements titled, "Restructuring."

The following tables summarize our total restructuring charges for fiscal 2010 and fiscal 2009:

| | Year Ended March 31, 2010 | | |
|---|---|---|---|
| (dollars in thousands) | Fiscal 2010 Restructuring Plan(1) | Fiscal 2009 Restructuring Plan(2) | Total |
| Severance, payroll and other related costs | **$ 1,939** | **$ (224)** | **$ 1,715** |
| Asset impairment and accelerated depreciation | **1,804** | **(2)** | **1,802** |
| Product rationalization | **883** | **(1,385)** | **(502)** |
| Lease termination costs | **1,243** | **(428)** | **815** |
| Other | **426** | **138** | **564** |
| **Total Restructuring Charges** | **$ 6,295** | **$ (1,901)** | **$ 4,394** |

(1) Includes $0.9 million in charges recorded in cost of revenues on the Consolidated Statements of Income.
(2) Includes a negative $1.4 million in charges recorded in cost of revenues on the Consolidated Statements of Income.

| | Year Ended March 31, 2009 | | | | |
|---|---|---|---|---|---|
| (dollars in thousands) | Fiscal 2009 Restructuring Plan(1) | Fiscal 2008 Restructuring Plan(2) | European Restructuring Plan | Fiscal 2006 Restructuring Plan | Total |
| Severance, payroll and other related costs | $ 4,280 | $ (365) | $ — | $ (178) | $ 3,737 |
| Asset impairment and accelerated depreciation | 1,112 | (83) | — | — | 1,029 |
| Product rationalization | 9,485 | (464) | — | — | 9,021 |
| Lease termination costs | 354 | 20 | 99 | — | 473 |
| Other | 349 | (609) | — | — | (260) |
| **Total Restructuring Charges** | $ 15,580 | $ (1,501) | $ 99 | $ (178) | $ 14,000 |

(1) Includes $10.8 million in charges recorded in cost of revenues on the Consolidated Statements of Income.
(2) Includes a negative $0.4 million in charges recorded in cost of revenues on the Consolidated Statements of Income.

Liabilities related to restructuring activities are recorded as current liabilities on the accompanying Consolidated Balance Sheets within "Accrued payroll and other related liabilities" and "Accrued expenses and other." The following tables summarize our liabilities related to restructuring activities:

| | Fiscal 2010 Restructuring Plan | | | |
|---|---|---|---|---|
| | | Fiscal 2010 | | |
| (dollars in thousands) | March 31, 2009 | Provision | Payments/ Impairments | March 31, 2010 |
| Severance and termination benefits | $ — | **$ 1,939** | **$ (45)** | **$ 1,894** |
| Asset impairment | — | **1,804** | **(1,804)** | **—** |
| Product rationalization | — | **883** | **(883)** | **—** |
| Lease termination obligations | — | **1,243** | **(43)** | **1,200** |
| Other | — | **426** | **83** | **509** |
| **Total** | $ — | **$ 6,295** | **$ (2,692)** | **$ 3,603** |

| (dollars in thousands) | March 31, 2009 | Fiscal 2009 Restructuring Plan Fiscal 2010 Provision | Payments/ Impairments | March 31, 2010 |
|---|---|---|---|---|
| Severance and termination benefits | $ 1,920 | $ (224) | $ (1,696) | $ — |
| Asset impairment | — | (2) | 2 | — |
| Product rationalization | 75 | (1,385) | 1,310 | — |
| Lease termination obligations | 337 | (428) | 91 | — |
| Other | 241 | 138 | (379) | — |
| **Total** | $ 2,573 | $ (1,901) | $ (672) | $ — |

| (dollars in thousands) | March 31, 2009 | Fiscal 2008 Restructuring Plan Fiscal 2010 Provision | Payments/ Impairments | March 31, 2010 |
|---|---|---|---|---|
| Severance and termination benefits | $ 501 | $ — | $ (399) | $ 102 |
| Asset impairment | 409 | — | (120) | 289 |
| Product rationalization | — | — | — | — |
| Lease termination obligations | 881 | — | (470) | 411 |
| Other | — | — | — | — |
| **Total** | $ 1,791 | $ — | $ (989) | $ 802 |

| (dollars in thousands) | March 31, 2008 | Fiscal 2009 Restructuring Plan Fiscal 2009 Provision | Payments/ Impairments | March 31, 2009 |
|---|---|---|---|---|
| Severance and termination benefits | $ — | $ 4,280 | $ (2,360) | $ 1,920 |
| Asset impairment | — | 1,112 | (1,112) | — |
| Product rationalization | — | 9,485 | (9,410) | 75 |
| Lease termination obligations | — | 354 | (17) | 337 |
| Other | — | 349 | (108) | 241 |
| **Total** | $ — | $ 15,580 | $ (13,007) | $ 2,573 |

| (dollars in thousands) | March 31, 2008 | Fiscal 2008 Restructuring Plan Fiscal 2009 Provision(1) | Payments/ Impairments | March 31, 2009 |
|---|---|---|---|---|
| Severance and termination benefits | $ 4,244 | $ (365) | $ (3,378) | $ 501 |
| Asset impairment | 492 | (83) | — | 409 |
| Lease termination obligations | 898 | 20 | (37) | 881 |
| Other | 609 | (609) | — | — |
| **Total** | $ 6,243 | $ (1,037) | $ (3,415) | $ 1,791 |

(1) Does not include a negative $0.4 million in product rationalization costs that were charged against inventory.

| (dollars in thousands) | March 31, 2008 | European Restructuring Plan Fiscal 2009 Provision | Payments/ Impairments | March 31, 2009 |
|---|---|---|---|---|
| Lease termination obligations | $ 247 | $ 99 | $ (346) | $ — |
| **Total** | $ 247 | $ 99 | $ (346) | $ — |

| (dollars in thousands) | March 31, 2008 | Fiscal 2006 Restructuring Plan Fiscal 2009 Provision | Payments | March 31, 2009 |
|---|---|---|---|---|
| Severance and termination benefits | $ 879 | $ (178) | $ (701) | $ — |
| **Total** | $ 879 | $ (178) | $ (701) | $ — |

***Non-Operating Expenses, Net.*** Non-operating expense (income), net consists of interest expense on debt, offset by interest earned on cash, cash equivalents, and short-term investment balances, and other miscellaneous income. The following table compares our non-operating expense (income), net for the year ended March 31, 2010 to the year ended March 31, 2009:

| (dollars in thousands) | Years Ended March 31, 2010 | 2009 | Change |
|---|---|---|---|
| **Non-Operating Expenses:** | | | |
| Interest expense | **$ 13,171** | $ 10,563 | $ 2,608 |
| Interest and miscellaneous income | **(1,275)** | (1,603) | 328 |
| **Non-Operating Expenses, Net** | **$ 11,896** | $ 8,960 | $ 2,936 |

During fiscal 2010, we had higher average outstanding debt levels and higher interest rates as compared to fiscal 2009. As a result, interest expense increased year over year.

Additional information regarding our outstanding debt is included in note 7 to our consolidated financial statements titled, "Debt," and in the subsection of MD&A titled, "Liquidity and Capital Resources."

***Income Tax Expense.*** The following table compares our income tax expense and effective tax rates for the years ended March 31, 2010 and 2009:

| (dollars in thousands) | Years Ended March 31, 2010 | 2009 | Change | Percent Change |
|---|---|---|---|---|
| Income tax expense | **$ 63,349** | $ 55,800 | $ 7,549 | 13.5% |
| Effective income tax rate | **33.0%** | 33.5% | | |

The effective income tax rate for fiscal 2010 was 33.0% as compared to 33.5% for fiscal 2009. The lower effective income tax rate for fiscal 2010 resulted principally from a favorable change in valuation allowances. Additional information regarding our income tax expense is included in note 9 to our consolidated financial statements titled, "Income Taxes."

***Business Segment Results of Operations.*** We operate in three reportable business segments: Healthcare, Life Sciences, and Isomedix. "Corporate and other," which is presented separately, contains the Defense and Industrial business unit plus costs that are associated with being a publicly traded company and certain other corporate costs. These costs include executive office costs, Board of Directors compensation, shareholder services and investor relations, external audit fees, and legacy pension and post-retirement benefit costs from our former Erie, Pennsylvania manufacturing operation. Note 12 to our consolidated financial statements titled, "Business Segment Information," and Item 1, "Business" provide detailed information regarding each business segment. The following table compares business segment revenues and Corporate and other for the year ended March 31, 2010 to the year ended March 31, 2009:

| (dollars in thousands) | Years Ended March 31, 2010 | 2009 | Change | Percent Change |
|---|---|---|---|---|
| **Revenues:** | | | | |
| Healthcare | **$ 892,474** | $ 931,263 | $ (38,789) | (4.2)% |
| Life Sciences | **218,209** | 216,701 | 1,508 | 0.7 % |
| Isomedix | **140,871** | 142,645 | (1,774) | (1.2)% |
| **Total Reportable Segments** | **1,251,554** | 1,290,609 | (39,055) | (3.0)% |
| Corporate and other | **6,179** | 7,916 | (1,737) | (21.9)% |
| **Total Revenues** | **$ 1,257,733** | $ 1,298,525 | $ (40,792) | (3.1)% |

Healthcare segment revenues decreased $38.8 million or 4.2%, to $892.5 million for the year ended March 31, 2010, as compared to $931.3 million for the prior fiscal year. Our Healthcare segment's fiscal 2010 revenues were positively impacted by a 6.7% increase in consumable revenues driven by increases in demand in the United States and Canada of 7.4% and 14.6%, respectively. Healthcare revenues were negatively impacted by an 11.4% decrease in capital equipment revenues driven primarily by decreases in the United States, for both infection prevention and surgical equipment. Service revenues decreased 1.6% primarily as result of a decline in capital equipment project installations within United States hospitals. At March 31, 2010, our Healthcare segment's backlog amounted to $127.8 million, as compared to $119.8 million at March 31, 2009.

Life Sciences segment revenues increased $1.5 million, or 0.7%, to $218.2 million for the year ended March 31, 2010, as compared to $216.7 million for the prior fiscal year. Our Life Sciences segment fiscal 2010 revenues were favorably impacted by strong demand for our consumable products in the United States and Europe. The increase in consumable revenues was partially offset by a decline in capital equipment and service revenues of 5.2% and 0.9%, respectively. Life Sciences capital equipment revenues were unfavorably impacted by the economic downturn and consolidations within the industry limiting the order levels from our pharmaceutical Customers. At March 31, 2010, our Life Sciences segment's backlog amounted to $41.8 million, as compared to $45.2 million at March 31, 2009.

Isomedix segment revenues decreased $1.8 million, or 1.2%, during fiscal 2010, as compared to fiscal 2009. Revenues during fiscal 2010 were affected by the previously disclosed sale of two facilities during fiscal 2009, which were partially offset by increased demand from our core medical device Customers.

The following table compares our business segments and Corporate and other operating results for the year ended March 31, 2010 to the year ended March 31, 2009:

| | Years Ended March 31, | | | |
|---|---|---|---|---|
| (dollars in thousands) | 2010 | 2009 | Change | Percent Change |
| **Operating Income:** | | | | |
| Healthcare | $ **151,520** | $ 132,601 | $ 18,919 | 14.3 % |
| Life Sciences | **30,952** | 18,413 | 12,539 | 68.1 % |
| Isomedix | **31,103** | 34,763 | (3,660) | (10.5)% |
| **Total Reportable Segments** | **213,575** | 185,777 | 27,798 | 15.0 % |
| Corporate and other | **(9,863)** | (10,332) | 469 | (4.5)% |
| **Total Operating Income** | $ **203,712** | $ 175,445 | $ 28,267 | 16.1 % |

NM – Not meaningful.

Segment operating income is calculated as the segment's gross profit less direct expenses and indirect cost allocations, which results in the full allocation of all distribution and research and development expenses, and the partial allocation of corporate costs. Corporate cost allocations are based on each segment's percentage of revenues, headcount, or other variables in relation to those of the total Company. In addition, the Healthcare segment is responsible for the management of all but one manufacturing facility and uses standard cost to sell products to the Life Sciences segment. "Corporate and other" includes the gross profit and direct expenses of the Defense and Industrial business unit, as well as certain unallocated corporate costs related to being a publicly traded company and legacy pension and post-retirement benefits, as previously discussed.

In fiscal 2010, restructuring expenses of $3.8 million and $0.6 million were included in operating income for Healthcare and Life Sciences, respectively. In fiscal 2009, restructuring expenses of $11.4 million and $2.6 million, were included in the operating income for Healthcare and Life Sciences respectively.

Our Healthcare segment's operating income increased $18.9 million, or 14.3%, to $151.5 million for the year ended March 31, 2010 from $132.6 million during the prior fiscal year. Our Healthcare segment's operating margins were 17.0% and 14.2%, respectively, for the years ended March 31, 2010 and March 31, 2009. Lower raw material costs, modest price increases, and operating efficiencies more than offset decreases in volume. The Healthcare segment's fiscal 2010 and fiscal 2009 operating margins include restructuring expenses of $3.8 million and $11.4 million, respectively. The fiscal 2010 operating margin includes $3.2 million in product modification expenses primarily associated with corrections made to certain of our surgical tables in the field. Fiscal 2009 results also include a pre-tax benefit of $5.9 million resulting from the third quarter change in our benefit policy related to paid time off which is now earned throughout the year rather than earned in full at the beginning of the year.

Our Life Sciences segment's operating income increased $12.5 million, or 68.1%, to $31.0 million in fiscal 2010 from $18.4 million in fiscal 2009. Our Life Sciences segment's operating margins were 14.2% and 8.5%, respectively, for the years ended March 31, 2010 and March 31, 2009. The improvement was primarily driven by product mix and operating efficiencies. In fiscal 2010 and fiscal 2009, Life Sciences segment's operating income includes $0.6 million and $2.6 million, respectively, in restructuring expenses. Fiscal 2009 results also include a pre-tax benefit of $1.2 million resulting from the third quarter change in our benefit policy related to paid time off.

Our Isomedix segment's operating income decreased $3.7 million, or 10.5%, to $31.1 million for the year ended March 31, 2010 as compared to $34.8 million during the prior fiscal year. Isomedix segment's operating margins were 22.1% and 24.4%, respectively, for the years ended March 31, 2010 and March 31, 2009. Restructuring expenses of $0.4 million associated with the Fiscal 2008 Restructuring Plan are included in this segment's fiscal 2009 operating income. The segment's fiscal 2009 results also include a pre-tax benefit of $0.8 million resulting from the third quarter change in our benefit policy related to paid time off and a $3.8 million gain from the sale of two facilities. Operating margins of Isomedix are impacted by volume levels as the facilities operate with relatively high percentages of fixed costs.

## LIQUIDITY AND CAPITAL RESOURCES

The following table summarizes significant components of our cash flows for the years ended March 31, 2011, 2010 and 2009:

| | Years Ended March 31, | | |
|---|---|---|---|
| (dollars in thousands) | 2011 | 2010 | 2009 |
| **Operating Activities:** | | | |
| Net income | **$ 51,265** | $ 128,467 | $ 110,685 |
| Non-cash items | **31,433** | 69,414 | 58,422 |
| Changes in operating assets and liabilities | **35,046** | 27,073 | (1,723) |
| **Net Cash Provided by Operating Activities** | **$ 117,744** | $ 224,954 | $ 167,384 |
| **Investing Activities:** | | | |
| Purchases of property, plant, equipment, and intangibles, net | **$ (77,442)** | $ (44,087) | $ (40,889) |
| Proceeds from the sale of property, plant and equipment, and intangibles | **1,301** | 3,105 | 19,341 |
| Equity investments | **(16,900)** | (1,500) | (4,150) |
| Investments in business, net of cash acquired | **$ (4,000)** | $ — | $ — |
| **Net Cash Used in Investing Activities** | **$ (97,041)** | $ (42,482) | $ (25,698) |
| **Financing Activities:** | | | |
| Proceeds from the issuance of long-term obligations | **$ —** | $ — | $ 150,000 |
| Payments on long-term obligations, net | **—** | — | (40,800) |
| (Payments) proceeds under credit facility, net | **—** | — | (79,180) |
| Deferred financing fees and debt issuance costs | **—** | — | (476) |
| Repurchases of common shares | **(29,965)** | (310) | (80,466) |
| Cash dividends paid to common shareholders | **(33,228)** | (144,017) | (17,657) |
| Stock option and other equity transactions, net | **12,730** | 14,047 | 33,621 |
| Tax benefit from stock options exercised | **2,525** | 2,467 | 6,982 |
| **Net Cash Used in Financing Activities** | **$ (47,938)** | $ (127,813) | $ (27,976) |
| Debt-to-capital ratio | **21.1%** | 21.8% | 22.6% |
| Free cash flow | **$ 41,603** | $ 183,972 | $ 145,836 |

**Net Cash Provided by Operating Activities.** The net cash provided by our operating activities was $117.7 million for the year ended March 31, 2011 compared to $225.0 million for the year ended March 31, 2010 and $167.4 million for the year ended March 31, 2009. The following discussion summarizes the significant changes in our operating cash flows:

- Non-cash items – Our non-cash items include depreciation, depletion, and amortization, (gains) losses on the disposal of property, plant, equipment and intangibles, share-based compensation expense, changes in deferred income taxes, and other items. Non-cash items were $31.4 million, $69.4 million and $58.4 million for fiscal 2011, fiscal 2010 and fiscal 2009, respectively.

- Depreciation, depletion, and amortization – Depreciation, depletion, and amortization expense is the most significant component of non-cash items. This expense totaled $54.4 million, $56.2 million and $58.8 million for fiscal 2011, fiscal 2010 and fiscal 2009, respectively. Lower capital spending during fiscal 2010 and 2009 has resulted in declines in depreciation, depletion and amortization during the three years presented.

- Deferred income taxes – The fiscal 2011 change in deferred income taxes was negative $43.1 million while the fiscal 2010 change was a positive $2.2 million. This increase is attributable to the recognition of a deferred tax asset in connection with the recording of the SYSTEM 1 Rebate Program and proposed class action settlement accruals. The fiscal 2010 change in deferred income taxes resulted primarily from post retirement benefit obligation and depreciation and amortization of fixed assets and intangibles. The fiscal 2009 change in deferred income taxes was positive $6.8 million resulted primarily from changes related to our post-retirement benefit obligation.

- Share-based compensation expense – We recorded non-cash share-based compensation expense of $10.2 million for fiscal 2011 and $7.4 million for both fiscal 2010 and fiscal 2009. The $2.8 million increase from fiscal 2010 to fiscal 2011 reflects an increase in the number and value of stock options and restricted shares subject to amortization over the respective fiscal years.

- Loss (gain) on the disposal of property, plant, equipment, and intangibles, net – In fiscal 2011, we recorded a net loss of $1.8 million primarily as a result of the disposal of several individually insignificant items. We recorded a net loss of $2.1 million in fiscal 2010 comprised of the impairment of certain assets related to the Nogales, Arizona facility and intangible assets associated with products rationalized in the Fiscal 2010 Restructuring Plan partially offset by a gain of $1.6 million, primarily from the sale of property, plant, equipment and intangibles associated with Hausted product line. During fiscal 2009, we recorded a gain of $2.8 million, primarily related to gains of $3.8 million for the sale of Isomedix facilities in Illinois and Rhode Island.

- Other items – Other items amounted to $8.1 million for fiscal 2011 as compared to $1.6 million for fiscal 2010 and a negative $11.8 million for fiscal 2009. Fiscal 2009 was primarily driven by a $7.9 million non-cash adjustment as a result of a change in our benefit policy with respect to paid time off and an estimated curtailment gain of approximately $0.4 million related to our Switzerland defined benefit pension plan as a result of restructuring actions taken in the third quarter of fiscal 2009.

- Changes in operating assets and liabilities – Changes to our operating assets and liabilities provided cash of $35.0 million and $27.1 million in the years ended March 31, 2011 and 2010, respectively, and used cash of $1.7 million in the year ended March 31, 2009. Significant changes from fiscal 2011, fiscal 2010 and fiscal 2009 are summarized below:

- Accounts receivable, net – Changes in our net accounts receivable balances used cash of $54.5 million in fiscal 2011 and provided cash of $27.8 million and $0.5 million in fiscal 2010 and fiscal 2009, respectively. Our accounts receivable balances may change from period to period due to the timing of revenues and Customer payments.

- Inventories, net – An increase in our net inventory balance used cash of $42.2 million in fiscal 2011. This increase primarily resulted from the increase in inventories associated with the SYSTEM 1E product. Decreases in our net inventory balances provided cash of $15.3 million, and $0.7 million during fiscal 2010 and fiscal 2009, respectively. Inventory balances in fiscal 2010 reflected inventory management and lower raw material costs. These favorable changes were partially offset by reduced order levels and new product launches. During fiscal 2009, inventory decreased as a result of operational changes implemented and pre-tax product rationalization expenses recorded as part of the Fiscal 2009 Restructuring Plan which were offset by higher raw material costs and new product inventory.

- Other current assets – Our other current assets primarily consist of prepaid expenses for insurance, taxes, and other general corporate items. Changes in other current asset balances provided cash of $2.2 million, $5.4 million and $10.8 million during fiscal 2011, fiscal 2010 and fiscal 2009, respectively. Balances often fluctuate from period to period due to the timing of accruals and payments. Cash is driven by changes in accrued income taxes, prepaid insurance and leases, and other deposits.

- Accounts payable – An increase in our net accounts payable during fiscal 2011 provided cash of $23.7 million. Decreases in our net accounts payable balances drove uses of cash of $4.5 million and $2.7 million during fiscal 2010 and fiscal 2009, respectively. Cash flows related to accounts payable may change from period to period due to the timing of purchases as well as varying payment due dates and other terms of our accounts payable obligations.

- Accrued SYSTEM 1 Rebate Program and proposed class action settlement – The increase results from the establishment of the accrual in the amount of $110.0 million for liabilities resulting from the SYSTEM 1 Rebate Program and the establishment of the accrual in the amount of $19.8 million resulting from the proposed settlement of the SYSTEM 1 class action litigation during fiscal 2011, offset by rebate settlements of approximately $2.1 million.

- Accruals and other, net – Changes in our net accruals and other liabilities balances drove our use of cash higher by

$21.8 million, $16.8 million and $11.0 million during fiscal 2011, fiscal 2010 and fiscal 2009, respectively. The use of cash during fiscal 2011 was primarily driven by contributions of $2.1 million to our United States defined benefit pension plan and the payment of fiscal 2010 bonuses. The use of cash during fiscal 2010 was primarily driven by increased contributions of $9.2 million to our United States defined benefit pension plans and payments related to compensation and bonuses and benefit related liabilities. The use of cash during fiscal 2009 was driven by increased income tax payments and contributions of $4.0 million to our United States defined benefit pension plans.

**Net Cash Used in Investing Activities.** The net cash we used in investing activities totaled $97.0 million during fiscal 2011 compared to $42.5 million during fiscal 2010 and $25.7 million during fiscal 2009. The following discussion summarizes the significant changes in our investing cash flows for the years ended March 31, 2011, 2010 and 2009:

- Purchases of property, plant, equipment, and intangibles, net – Capital expenditures totaled $77.4 million during fiscal 2011, $44.1 million during fiscal 2010 and $40.9 million during fiscal 2009. Fiscal 2011 capital expenditures were higher than fiscal 2010 as a result of higher radioisotope purchases, the purchase of two previously leased Isomedix facilities totaling $8.4 million, and capital costs associated with the consolidation projects in the United States and Europe. Capital expenditures were higher during fiscal 2010 relative to fiscal 2009 as a result of an increased investment in Customer dispensing systems.

- Proceeds from the sale of property, plant, equipment, and intangibles – Fiscal 2011 proceeds of $1.3 million relate to several minor disposals. During fiscal 2010, these proceeds include $2.2 million we received from the sale of assets associated with the Hausted product line within the Healthcare segment. The proceeds received during fiscal 2009 include $9.5 million we received from the sale of an Isomedix facility located in Illinois, $1.5 million we received from the settlement of an insurance claim, and $8.0 million we received from the sale of an Isomedix facility located in Rhode Island.

- Equity investments – During fiscal 2011, we invested $16.9 million in VTS Medical Systems Inc. designed to bring the latest high-definition video, touch-screen integration, and communication technology into hospital operating rooms. We invested $1.5 million and $4.2 million in the same joint venture during fiscal 2010 and 2009, respectively. We currently own just under 50% of this venture.

- Investment in business, net of cash acquired – During fiscal 2011, we used $4.0 million of cash to acquire a company which provides management technology solutions designed to improve a hospital's perioperative process.

**Net Cash Used in Financing Activities.** The net cash we used in financing activities totaled $47.9 million in fiscal 2011, $127.8 million in fiscal 2010, and $28.0 million in fiscal 2009. The following discussion summarizes the significant changes in our financing cash flows for the years ended March 31, 2011, 2010 and 2009:

- Proceeds from the issuance of long-term obligations – We issued no new debt during fiscal years 2011 and 2010. During the second quarter of fiscal 2009, we issued $150.0 million of senior notes in an offering that was exempt from the registration requirements of the Securities Act of 1933. These senior notes are discussed further in note 7 to our consolidated financial statements titled, "Debt," and in this section of the MD&A titled, "Liquidity and Capital Resources" in the subsection titled, "Sources of Credit."

- Payments on long-term obligations and capital leases – In fiscal 2009, the amounts we repaid include $40.0 million for the notes issued in December 2003, which matured, and we repaid $0.8 million outstanding on industrial development revenue bonds. We provide additional information about our debt structure in note 7 to our consolidated financial statements titled, "Debt," and in this section of the MD&A titled, "Liquidity and Capital Resources" in the subsection titled, "Sources of Credit."

- (Payments) proceeds under credit facility, net – During fiscal 2010, we borrowed and repaid $100.0 million of debt under our revolving credit facility. For the year ended March 31, 2009, we repaid the $79.2 million that was borrowed in fiscal 2008 under our revolving credit facility. We provide additional information about our debt structure in note 7 to our consolidated financial statements titled, "Debt," and in the section of the MD&A titled, "Liquidity and Capital Resources" in the subsection titled, "Sources of Credit."

- Repurchases of common shares – During fiscal 2011, we paid for the repurchase of 925,848 common shares at an average purchase price of $31.82 and obtained common shares in connection with our stock-based compensation award programs in the amount of $0.5 million. During fiscal 2010, we obtained common shares in connection with our stock-based compensation award programs in the amount of $0.3 million. We did not repurchase any shares during fiscal 2010 under the authorization provided by our Board of Directors. During fiscal 2009, we paid for the repurchase of 2,646,177 common shares at an average purchase price of $30.41 per common share. We provide additional information about our common share repurchases in note 14 to our consolidated financial statements titled, "Repurchases of Common Shares."

- Cash dividends paid to common shareholders – During fiscal 2011, we paid cash dividends totaling $33.2 million, or $0.56

per outstanding common share. During fiscal year 2010, we paid cash dividends of $144.0 million, or $2.44 per outstanding common share, including a special dividend of $2.00 per outstanding common share. We paid cash dividends of $17.7 million or $0.30 per outstanding common share during fiscal year 2009.

- Deferred financing fees and debt issuance costs – In fiscal 2009, we paid fees of $0.5 million related to the issuance of the new senior notes in connection with the August 2008 Private Placement and amendment of the senior notes issued in December 2003. This amount is being amortized over the terms of the underlying agreement.
- Stock option and other equity transactions, net – We receive cash for issuing common shares under our various employee stock option programs. During fiscal 2011, fiscal 2010 and fiscal 2009, we received cash proceeds totaling $12.7 million, $14.0 million, and $33.6 million, respectively, under these programs.
- Tax benefit from stock options exercised – For the years ended March 31, 2011, 2010 and 2009, our income taxes were reduced by $2.5 million, $2.5 million, and $7.0 million, respectively, as a result of deductions allowed for stock options exercised.

**Cash Flow Measures.** Free cash flow was $41.6 million and $184.0 million in fiscal 2011 and 2010, respectively, reflecting an increase during fiscal 2011 in working capital requirements, primarily due to the inventory build related to the SYSTEM 1E product and higher accounts receivable balances. Higher capital expenditures also contributed to the decline in free cash flow in fiscal 2011. Our debt-to-capital ratio was 21.1% at March 31, 2011 and 21.8% at March 31, 2010.

**Cash Requirements.** Currently, we intend to use our existing cash and cash equivalent balances, cash generated by operations, and our existing credit facility for short and long-term capital expenditures and our other liquidity needs. We believe that these amounts will be sufficient to meet working capital needs, capital requirements, and commitments for at least the next twelve months. However, our capital requirements will depend on many uncertain factors, including our rate of sales growth, our Customers' acceptance of our products and services, the costs of obtaining adequate manufacturing capacities, the timing and extent of our research and development projects, and changes in our operating expenses. If our existing sources of cash are not sufficient to continue our future activities, we may need to raise additional funds through additional borrowing or selling equity securities. We cannot assure you that we will be able to obtain additional funds on terms favorable to us, or at all.

**Sources of Credit.** Our sources of credit as of March 31, 2011 are summarized in the following table:

| (dollars in thousands) | Maximum Amounts Available | Reductions in Available Credit Facility for Other Financial Instruments | March 31, 2011 Amounts Outstanding | March 31, 2011 Amounts Available |
|---|---|---|---|---|
| Sources of Credit | | | | |
| Private placement | $ 210,000 | $ — | $ **210,000** | $ **—** |
| Credit facility(1) | 400,000 | 21,714 | **—** | **378,286** |
| **Total Sources of Credit** | $ 610,000 | $ 21,714 | $ **210,000** | $ **378,286** |

(1) Our revolving credit facility contains a sub-limit that reduces the maximum amount available to us for borrowings by letters of credit outstanding.

Our sources of funding from credit are summarized below:

- In December 2003, we issued $100.0 million in senior notes to certain institutional investors in a private placement that was not required to be registered with the SEC. The agreements related to these notes require us to maintain certain financial covenants, including limitations on debt and a minimum consolidated net worth requirement. Of the $100.0 million in outstanding notes, $40.0 million had a maturity of five years at an annual interest rate of 4.20%, another $40.0 million has a maturity of 10 years at an annual interest rate of 5.25%, and the remaining $20.0 million has a maturity of 12 years at an annual interest rate of 5.38%. Therefore, payment of the first $40.0 million of notes became due and was made in December 2008.
- On August 15, 2008, we issued $150.0 million in senior notes to certain institutional investors in a private placement that was not required to be registered with the SEC. We have used and will use the proceeds for general corporate purposes, including repayment of debt, capital expenditures, acquisitions, dividends, and share repurchases. The agreements related to these notes require us to maintain certain financial covenants, including limitations on debt and a minimum consolidated net worth requirement. Of the $150.0 million in outstanding notes, $30.0 million has a maturity of five years at an annual interest rate of 5.63%, another $85.0 million has a maturity of 10 years at an annual interest rate of 6.33%, and the remaining $35.0 million has a maturity of 12 years at an annual interest rate of 6.43%.

- On September 13, 2007, we signed the Second Amended and Restated Credit Agreement (the "Credit Agreement") with KeyBank National Association, as administrative agent for the lending institutions that are parties to the Credit Agreement (the "Agent"), and the lenders party to the Credit Agreement. This Credit Agreement amended, restated, and replaced our Amended and Restated Credit Agreement dated March 29, 2004, as amended, which was to mature in June 2010. The Credit Agreement matures on September 13, 2012 and provides $400.0 million of credit, which may be increased by up to an additional $100.0 million in specified circumstances, for borrowings and letters of credit. The Credit Agreement provides a multi-currency borrowing option and may be used for general corporate purposes. At our option, loans can be borrowed on a floating or fixed rate basis. Floating rate loans bear interest at the greater of (1) the Prime Rate established by the Agent, or (2) the Federal Funds effective rate plus 0.50%, plus in each case a margin based on our leverage ratio. Fixed rate loans bear interest at the Eurodollar Rate or other defined currency rate, plus, in each case, a margin based on our leverage ratio. Interest is payable quarterly or at the end of the interest period, if shorter. The Credit Agreement also requires the payment of a facility fee on the total facility commitment amount, which is determined based on our leverage ratio. We may prepay floating rate loans without paying a penalty, but we may be required to pay a penalty for prepaying fixed rate loans. The Credit Agreement also allows us to make short-term swing loan borrowings not to exceed $35.0 million, with an interest rate equal to the Agent's cost of funds plus a margin based on our leverage ratio. The Credit Agreement requires us to maintain compliance with certain financial covenants, including a maximum leverage ratio and a minimum interest coverage ratio. Our obligations under the Credit Agreement are unsecured but guaranteed by our material domestic subsidiaries.

At March 31, 2011, we had $378.3 million of funding available from our $400.0 million Credit Agreement. The Credit Agreement includes a sub-limit that reduces the maximum amount available to us by letters of credit outstanding. At March 31, 2011, there were letters of credit outstanding of $21.7 million.

At March 31, 2011, we were in compliance with all financial covenants associated with our indebtedness. We provide additional information regarding our debt structure and payment obligations in the section of the MD&A titled, "Liquidity and Capital Resources" in the subsection titled, "Contractual and Commercial Commitments" and in note 7 to our consolidated financial statements titled, "Debt."

## CAPITAL EXPENDITURES

Our capital expenditure program is a component of our long-term strategy. This program includes, among other things, investments in new and existing facilities, business expansion projects, radioisotope (cobalt-60) and information technology enhancements. During fiscal 2011, our capital expenditures amounted to $77.4 million. We use cash provided by operating activities and our cash and cash equivalent balances to fund capital expenditures. We expect fiscal 2012 capital expenditures to continue to be above historical levels due to the consolidation projects in the United States and Europe as well as capacity expansion plans within the Isomedix segment. Beyond fiscal 2012, we expect capital expenditures to moderate but future events can occur which could cause anticipated capital expenditure levels to change.

## CONTRACTUAL AND COMMERCIAL COMMITMENTS

At March 31, 2011, we had commitments under non-cancelable operating leases totaling $47.9 million.

Our contractual obligations and commercial commitments as of March 31, 2011 are presented in the following tables. Commercial commitments include standby letters of credit, letters of credit required as security under our self-insured risk retention policies, and other potential cash outflows resulting from an event that requires us to fulfill a commitment.

| (in thousands) | Payments due by March 31, 2012 | 2013 | 2014 | 2015 | 2016 and thereafter | Total |
|---|---|---|---|---|---|---|
| **Contractual Obligations:** | | | | | | |
| Debt | $ — | $ — | $ 70,000 | $ — | $ 140,000 | $ 210,000 |
| Operating leases | 14,391 | 11,720 | 7,742 | 4,502 | 9,549 | 47,904 |
| Purchase obligations | 13,413 | 14,455 | 12,587 | — | — | 40,455 |
| Contributions to defined benefit pension plans | 2,599 | — | — | — | — | 2,599 |
| Benefit payments under defined benefit plans | 4,733 | 5,051 | 4,733 | 4,453 | 27,144 | 46,114 |
| Trust assets available for benefit payments under defined benefit plans | (4,733) | (5,051) | (4,733) | (4,453) | (27,144) | (46,114) |
| Benefit payments under other post-retirement welfare benefit plans | 3,274 | 3,112 | 2,924 | 2,698 | 10,522 | 22,530 |
| Unrecognized tax benefits | — | — | — | — | — | 9,594 |
| Other obligations | 421 | 433 | 162 | 165 | 167 | 1,348 |
| **Total Contractual Obligations** | $ 34,098 | $ 29,720 | $ 93,415 | $ 7,365 | $ 160,238 | $ 334,430 |

The table above includes only the principal amounts of our contractual obligations. We provide information about the interest component of our long-term debt in the subsection of MD&A titled, "Liquidity and Capital Resources," and in note 7 to our consolidated financial statements titled, "Debt."

Purchase obligations shown in the table above relate to minimum purchase commitments with suppliers for materials purchases.

The table above excludes contributions we make to our defined contribution plan. Our future contributions to this plan depend on uncertain factors, such as the amount and timing of employee contributions and discretionary employer contributions. We provide additional information about our defined benefit pension plan, defined contribution plan, and other post-retirement medical benefit plan in note 10 to our consolidated financial statements titled, "Benefit Plans."

The table above includes total unrecognized tax benefits of $9.6 million. Due to the high degree of uncertainty regarding the timing of future cash outflows associated with these tax positions, we are unable to estimate when cash settlements may occur.

| (in thousands) | Amount of Commitment Expiring March 31, 2012 | 2013 | 2014 | 2015 | 2016 & Beyond | Totals |
|---|---|---|---|---|---|---|
| **Commercial Commitments:** | | | | | | |
| Performance and surety bonds | $ 19,280 | $ 5,602 | $ 20 | $ 15 | $ 1,673 | $ 26,590 |
| Letters of credit as security for self-insured risk retention policies | 7,261 | 479 | — | — | — | 7,740 |
| **Total Commercial Commitments** | $ 26,541 | $ 6,081 | $ 20 | $ 15 | $ 1,673 | $ 34,330 |

## CRITICAL ACCOUNTING POLICIES, ESTIMATES, AND ASSUMPTIONS

The following subsections describe our most critical accounting policies, estimates, and assumptions. Our accounting policies are more fully described in note 1 to our consolidated financial statements titled, "Nature of Operations and Summary of Significant Accounting Policies."

**Estimates and Assumptions.** Our discussion and analysis of financial condition and results of operations is based on our consolidated financial statements that were prepared in accordance with United States generally accepted accounting principles. We make certain estimates and assumptions that we believe to be reasonable when preparing these financial statements. These estimates and assumptions involve judgments with respect to numerous factors that are difficult to predict and are beyond management's control. As a result, actual amounts could be materially different from these estimates. We periodically review these critical accounting policies, estimates, assumptions, and the related disclosures with the Audit and Financial Policy Committee of the Company's Board of Directors.

**Revenue Recognition.** We recognize revenue for products when ownership passes to the Customer, which is based on contract or shipping terms and for services when the service is provided to the Customer. Our Customers include end users as well as dealers and distributors who market and sell our products. Our revenue is not contingent upon resale by the dealer or distributor. We have no further obligations related to bringing about resale, and our standard return and restocking fee policies are applied.

We also have individual Customer contracts that offer extended payment terms and/or discounted pricing. Dealers and distributors may be offered sales incentives in the form of rebates. We reduce revenue for discounts and estimated returns, rebates, and other similar allowances in the same period the related revenues are recorded. Returns, rebates, and similar allowances are estimated based on historical experience and trend analysis.

In transactions that contain multiple elements, such as when products, maintenance services, and other services are combined, we recognize revenue as each product is delivered or service is provided to the Customer. We allocate the total arrangement consideration to each element based on its relative fair value, based on the price for the product or service when it is sold separately.

We offer preventative maintenance agreements to our Customers with contract terms that range from one to five years, which require us to maintain and repair our products during this time. Amounts received under these Customer contracts are initially recorded as deferred service revenues and then recognized as service revenues ratably over the contract term.

We classify shipping and handling amounts billed to Customers in sales transactions as revenues.

**Allowance for Doubtful Accounts Receivable.** We maintain an allowance for uncollectible accounts receivable for estimated losses in the collection of amounts owed by Customers. We estimate the allowance based on analyzing a number of factors, including amounts written off historically, Customer payment practices, and general economic conditions. We also analyze significant Customer accounts on a regular basis and record a specific allowance when we become aware of a specific Customer's inability to pay. As a result, the related accounts receivable are reduced to an amount that we reasonably believe is collectible. These analyses require a considerable amount of judgment. If the financial condition of our Customers worsens, or economic conditions change, we may be required to make changes to our allowance for doubtful accounts receivable.

**Allowance for Sales Returns.** We maintain an allowance for sales returns based upon known returns and estimated returns for both capital equipment and consumables. We estimate returns of capital equipment and consumables based upon historical experience less the estimated inventory value of the returned goods.

**Inventories and Reserves.** Inventories are stated at the lower of their cost or market value. We determine cost based upon a combination of the last-in, first-out ("LIFO") and first-in, first-out ("FIFO") cost methods. We determine the LIFO inventory value at the end of the year based on inventory levels and costs at that time. For inventories valued using the LIFO method, we believe that the use of the LIFO method results in a matching of current costs and revenues. Inventories valued using the LIFO method represented approximately 37.3% and 41.8% of total inventories at March 31, 2011 and 2010, respectively. Inventory costs include material, labor, and overhead. If we had used only the FIFO method of inventory costing, inventories would have been $17.6 million and $16.0 million higher than those reported at March 31, 2011 and 2010, respectively.

We review the net realizable value of inventory on an ongoing basis, considering factors such as deterioration, obsolescence, and other items. We record an allowance for estimated losses when the facts and circumstances indicate that particular inventories will not be usable. If future market conditions vary from those projected, and our estimates prove to be inaccurate, we may be required to write-down inventory values and record an adjustment to cost of revenues.

**Asset Impairment Losses.** Property, plant, equipment, and identifiable intangible assets (except for goodwill and intangible assets with indefinite lives) are reviewed for impairment when events and circumstances indicate that the carrying value of such assets may not be recoverable. Impaired assets are recorded at the lower of carrying value or estimated fair value. We conduct this review on an ongoing basis and, if impairment exists, we record the loss in the Consolidated Statements of Income during that period.

When we evaluate assets for impairment, we make certain judgments and estimates, including interpreting current economic indicators and market valuations, evaluating our strategic plans with regards to operations, historical and anticipated performance of operations, and other factors. If we incorrectly anticipate these factors, or unexpected events occur, our operating results could be materially affected.

**Restructuring.** We have recorded specific accruals in connection with plans for restructuring elements of our business. These accruals include estimates principally related to employee separation costs, the closure and/or consolidation of facilities, contractual obligations, and the valuation of certain assets including property, plant, and equipment. Actual amounts could differ from the original estimates.

We review our restructuring-related accruals on a quarterly basis and changes to plans are appropriately recognized in the Consolidated Statements of Income in the period the change is identified. Note 2 to our consolidated financial statements titled, "Restructuring," summarizes our restructuring plans.

**Purchase Accounting and Goodwill.** We account for business acquisitions using the purchase method of accounting. This method requires us to record the assets and liabilities of the business acquired at their estimated fair values as of the acquisition date. Any excess of the cost of the acquisition over the fair value of the net tangible and intangible assets acquired is recorded as goodwill. We use valuation specialists with expertise in performing appraisals to assist us in determining the fair values of assets acquired and liabilities assumed. These valuations require us to make estimates and assumptions, especially with respect to intangible assets. We generally amortize our intangible assets over their useful lives. We do not amortize goodwill, but we evaluate it annually for impairment. Therefore, the allocation of acquisition costs to intangible assets and goodwill has a significant impact on future operating results.

We evaluate the recoverability of recorded goodwill amounts annually, or when evidence of potential impairment exists. This evaluation requires a valuation of the underlying business. The valuation can be significantly affected by estimates of future performance and discount rates over a relatively long period of time, market price valuation multiples, allocation of assets, and other factors. Using different assumptions in our valuation could result in significantly different estimates of the fair value of the reporting units, which could result in the impairment of goodwill.

We performed our annual goodwill impairment evaluation as of October 31, 2010. As a result of this evaluation, we determined that there was no impairment of the recorded goodwill amounts.

**Income Taxes.** Our provision for income taxes is based on our current period income, changes in deferred income tax assets and liabilities, income tax rates, changes in uncertain tax benefits, and tax planning opportunities available to us in the various jurisdictions in which we operate. Tax laws are complex and subject to different interpretations by the taxpayer and the respective governmental taxing authorities. We use significant judgment in determining our annual effective income tax rate and evaluating our tax positions. We prepare and file tax returns based on our interpretation of tax laws and regulations, and we record estimates based on these judgments and interpretations. We cannot be sure that the tax authorities will agree with all of the tax positions taken by us. The actual income tax liability for each jurisdiction in any year can, in some instances, be ultimately determined several years after the tax return is filed and the financial statements are published.

We evaluate our tax positions using the recognition threshold and measurement attribute in accordance with current accounting guidance. We determine whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, we presume that the position will be examined by the appropriate taxing authority and that the taxing authority will have full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. The appropriate unit of account for determining what constitutes an individual tax position, and whether the more-likely-than-not recognition threshold is met for a tax position, is a matter of judgment based on the individual facts and circumstances of that position evaluated in light of all available evidence. We review and adjust our tax estimates periodically because of ongoing examinations by and settlements with the various taxing authorities, as well as changes in tax laws, regulations and precedent.

We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. We regularly review our deferred tax assets for recoverability and establish a valuation allowance based on historical taxable income, projected future taxable income, the expected timing of the reversals of existing temporary differences, and the implementation of tax planning strategies. If we are unable to generate sufficient future taxable income in certain tax jurisdictions, or if there is a material change in the effective income tax rates or time period within which the underlying temporary differences become taxable or deductible, we could be required to increase our valuation allowance, which would increase our effective income tax rate and could result in an adverse impact on our consolidated financial position, results of operations, or cash flows.

We believe that adequate accruals have been made for income taxes. Differences between the estimated and actual amounts determined upon ultimate resolution, individually or in the aggregate, are not expected to have a material adverse effect on our consolidated financial position, but could possibly be material to our consolidated results of operations or cash flow for any one period.

Additional information regarding income taxes is included in note 9 to our consolidated financial statements titled, "Income Taxes."

**SYSTEM 1 Rebate Program.** The Accrued SYSTEM 1 Rebate Program (the "Rebate Program"), initially recognized during the first quarter of fiscal 2011, is based upon the quantity of SYSTEM 1 processors eligible for rebates and the estimated value of rebates to be provided upon their return. Rebates of $102,313 are recognized as contra-revenue consistent with other returns and allowances offered to Customers. The estimated cost of $7,691 to facilitate the disposal of the returned SYSTEM 1 processors has been recognized as cost of revenues. Both components are recorded as current liabilities. The key assumptions involved in the estimates associated with the Rebate Program include: the number and age of SYSTEM 1 processors eligible for rebates under the Rebate Program, the number of Customers that will elect to participate in the Rebate Program, the proportion of Customers that will choose each rebate option, and the estimated per unit costs of disposal.

The number and age of SYSTEM 1 processors has been estimated based on our historical sales and service records and we have assumed that 100% of these Customers will elect to participate in the Rebate Program. In order to estimate the portion of Customers that will choose each available rebate option, we first assessed the trend in sales of the proprietary consumable products utilized in the SYSTEM 1 processor. We noted a decline of approximately 19% in shipments during the period between the notice and the announcement of the Rebate Program which indicated that a portion of our Customers had already transitioned away from the SYSTEM 1 technology. The remaining 81%, provides the best available indication of the portion of Customers likely to elect the rebate for the SYSTEM 1E processor. Order and quote data for fiscal 2011 year to date provides indications of the proportion of Customers that are expected to choose each of the other rebate options. The per unit costs associated with disposal were estimated based on the service hours involved and quotes from our vendors which are based on current freight and disposal contracts.

**Self-Insurance Liabilities.** We record a liability for self-insured risks that we retain for general and product liabilities, workers' compensation, and automobile liabilities based on actuarial calculations. We use our historical loss experience and actuarial methods to calculate the estimated liability. This liability includes estimated amounts for both losses and incurred but not reported claims. We review the assumptions used to calculate the estimated liability at least annually to evaluate the adequacy of the amount recorded. We maintain insurance policies to cover losses greater than our estimated liability, which are subject to the terms and conditions of those policies. Our accrual for self-insured risk retention as of March 31, 2011 and 2010 was $13.0 million and $13.1 million, respectively.

We are also self-insured for employee medical claims. We estimate a liability for incurred but not reported claims based upon recent claims experience.

Our self-insured liabilities contain uncertainties because management must make assumptions and apply judgments to estimate the ultimate cost to settle reported claims and claims incurred but not reported as of the balance sheet date. If actual results are not consistent with these assumptions and judgments, we could be exposed to additional costs in subsequent periods.

**Warranty Reserves.** We generally offer a limited one-year parts and labor warranty on our capital equipment. The specific terms and conditions of warranties vary depending on the product sold and the country where we conduct business. We record a liability for the estimated cost of product warranties in the period revenues are recognized. We estimate warranty expenses based primarily on historical warranty claim experience. While we have extensive quality programs and processes and actively monitor and evaluate the quality of suppliers, actual warranty experience could be different from our estimates. If actual product failure rates, material usage, or service costs are different from our estimates, we may have to record an adjustment to the estimated warranty liability. As of March 31, 2011 and 2010, we had accrued $7.5 million and $6.1 million, respectively, for warranty exposures.

**Contingencies.** We are, and will likely continue to be, involved in a number of legal proceedings, government investigations, and claims, which we believe generally arise in the course of our business, given our size, history, complexity, and the nature of our business, products, Customers, regulatory environment, and industries in which we participate. These legal proceedings, investigations and claims generally involve a variety of legal theories and allegations, including, without limitation, personal injury (e.g., slip and falls, burns, vehicle accidents), product liability or regulation (e.g., based on product operation or claimed malfunction, failure to warn, failure to meet specification, or failure to comply with regulatory requirements), product exposure (e.g., claimed exposure to chemicals, asbestos, contaminants, radiation), property damage (e.g., claimed damage due to leaking equipment, fire, vehicles, chemicals), commercial claims (e.g., breach of contract, economic loss, warranty, misrepresentation), financial (e.g., taxes, reporting), employment (e.g., wrongful termination, discrimination, benefits matters), and other claims for damage and relief.

We record a liability for such contingencies to the extent we conclude that their occurrence is both probable and estimable. We consider many factors in making these assessments, including the professional judgment of experienced members of management and our legal counsel. We have made estimates as to the likelihood of unfavorable outcomes and the amounts of such potential losses. In our opinion, the ultimate outcome of these proceedings and claims is not anticipated to have a material adverse affect on our consolidated financial position, results of operations, or cash flows. However, the ultimate outcome of proceedings, government investigations, and claims is unpredictable and actual results could be materially different from our estimates. We record expected recoveries under applicable insurance contracts when we are assured of recovery. Refer to Part I, Item 3, "Legal Proceedings" for additional information.

We are subject to taxation from United States federal, state, and local, and foreign jurisdictions. Tax positions are settled primarily through the completion of audits within each individual tax jurisdiction or the closing of a statute of limitation. Changes in applicable tax law or other events may also require us to revise past estimates. The IRS routinely conducts audits of our federal income tax returns. In the first quarter of fiscal 2009, we reached a settlement with the IRS on all material tax matters for fiscal 2002 through fiscal 2005. In the second quarter of fiscal 2010, we reached a settlement with the IRS on all material tax matters for fiscal 2006 through fiscal 2007. The IRS also began its audit of fiscal 2008 and fiscal 2009 in fiscal 2010. We remain subject to tax authority audits in various other jurisdictions in which we operate. If we prevail in matters for which accruals have been recorded, or are required to pay amounts in excess of recorded accruals, our effective income tax rate in a given financial statement period could be materially impacted.

Additional information regarding our commitments and contingencies is included in note 11 to our consolidated financial statements titled, "Commitments and Contingencies."

**Benefit Plans.** We provide defined benefit pension plans for certain current and former manufacturing and plant administrative personnel throughout the world as determined by collective bargaining agreements or employee benefit standards set at the time of acquisition of certain businesses. As of March 31, 2011, we sponsored defined benefit pension plans for eligible participants in the United States and Switzerland. In addition, as of March 31, 2011, we sponsored an unfunded post-retirement welfare benefits plan for two groups of United States employees, including the same employees who receive pension benefits under the United States defined benefit pension plan. Benefits under this plan include retiree life insurance and retiree medical insurance, including prescription drug coverage.

Employee pension and post-retirement welfare benefits plans are a significant cost of conducting business and represent obligations that will be settled far in the future and therefore, require us to use estimates and make certain assumptions to calculate the expense and liabilities related to the plans. Changes to these estimates and assumptions can result in different expense and liability amounts. Future actual experience may be significantly different from our current expectations. We believe that the most critical assumptions used to determine net periodic benefit costs and projected benefit obligations are the expected long-term rate of return on plan assets and the discount rate. A summary of significant assumptions used to determine the March 31, 2011 projected benefit obligations and the fiscal 2011 net periodic benefit costs is as follows:

| | Defined Benefit Pension Plans | | |
|---|---|---|---|
| | U.S. Qualified | International | Other Post-Retirement Plan |
| **Funding Status** | **Funded** | **Funded** | **Unfunded** |
| Assumptions used to determine March 31, 2011 benefit obligations: | | | |
| Discount rate | **5.25%** | **2.75%** | **4.50%** |
| Expected return on plan assets | **8.00%** | **3.25%** | **NA** |
| Assumptions used to determine fiscal 2011 net periodic benefit costs: | | | |
| Discount rate | **5.75%** | **3.00%** | **5.00%** |
| Expected return on plan assets | **8.00%** | **4.00%** | **NA** |

NA – Not applicable.

We develop our expected long-term rate of return on plan assets assumptions by evaluating input from third-party professional advisors, taking into consideration the asset allocation of the portfolios, and the long-term asset class return expectations. Generally, net periodic benefit costs and projected benefit obligations both increase as the expected long-term rate of return on plan assets assumption decreases. Holding all other assumptions constant, lowering the expected long-term rate of return on plan assets assumption for our funded defined benefit pension plans by 50 basis points would have increased the fiscal 2011 benefit costs by $0.2 million. The projected benefit obligations at March 31, 2011 would remain approximately the same.

We develop our discount rate assumptions by evaluating input from third-party professional advisors, taking into consideration the current yield on country specific investment grade long-term bonds which provide for similar cash flow streams as our projected benefit obligations. Generally, the projected benefit obligations and the net periodic benefit costs both increase as the discount rate assumption decreases. Holding all other assumptions constant, lowering the discount rate assumption for our defined benefit pension plans and for the other post-retirement plan by 50 basis points would have increased the fiscal 2011 net periodic benefit costs by approximately $0.1 million and would have increased the projected benefit obligations by approximately $3.5 million at March 31, 2011.

We have made assumptions regarding healthcare costs in computing our other post-retirement benefit obligation. The assumed rates of increase generally decline ratably over a five year-period from the assumed current year healthcare cost trend rate to the assumed long-term healthcare cost trend rate. A 100 basis point change in the assumed healthcare cost trend rate (including medical, prescription drug, and long-term rates) would have had the following effect at March 31, 2011:

| (dollars in thousands) | 100 Basis Point Increase | Decrease |
|---|---|---|
| Effect on total service and interest cost components | $ 11 | $ (10) |
| Effect on postretirement benefit obligation | 217 | (207) |

We recognize an asset for the overfunded status or a liability for the underfunded status of defined benefit pension and post-retirement benefit plans in our balance sheets. This amount is measured as the difference between the fair value of plan assets and the benefit obligation (the projected benefit obligation for pension plans and the accumulated post-retirement benefit obligation for other post-retirement benefit plans). Changes in the funded status of the plans are recorded in other comprehensive income in the year they occur. We measure plan assets and obligations as of the balance sheet date. Note 10 to our consolidated financial statements titled, "Benefit Plans," contains additional information about our pension and other post-retirement welfare benefits plans.

We concluded that the prescription drug benefit provided in our post-retirement welfare benefits plan is considered to be actuarially equivalent to the benefit provided under the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (the "Act") and thus qualifies for the subsidy under the Act. The expected future subsidies reduced our accumulated post-retirement benefit obligation and our net periodic benefit cost as of and for the fiscal year ended March 31, 2011 by approximately $3.4 million and $0.7 million, respectively. We collected subsidies totaling approximately $0.8 million and $0.1 million during fiscal 2011 and fiscal 2010, respectively, which reduced our net post-retirement medical payments.

**Share-Based Compensation.** We measure the estimated fair value for all share-based compensation awards, including grants of employee stock options at the grant date and recognize the related compensation expense over the period in which the share-based compensation vests. We selected the Black-Scholes-Merton option pricing model as the most appropriate method for determining the estimated fair value of our share-based compensation awards. This model involves assumptions that are judgmental and affect share-based compensation expense.

Share-based compensation expense was $10.2 million in fiscal 2011 and was $7.4 million in both fiscal 2010 and fiscal 2009. Note 15 to our consolidated financial statements titled, "Share-Based Compensation," contains additional information about our various share-based compensation plans.

## RECENTLY ISSUED ACCOUNTING STANDARDS IMPACTING THE COMPANY

Recently issued accounting standards that are relevant to us are presented in note 1 to our consolidated financial statements titled, "Nature of Operations and Summary of Significant Accounting Policies."

## INFLATION

Our business has not been significantly impacted by the overall effects of inflation. We monitor the prices we charge for our products and services on an ongoing basis and plan to adjust those prices to take into account future changes in the rate of inflation. However, we may not be able to completely offset the impact of inflation.

## FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K may contain statements concerning certain trends, expectations, forecasts, estimates, or other forward-looking information affecting or relating to the Company or its industry, products or activities that are intended to qualify for the protections afforded "forward-looking statements" under the Private Securities Litigation Reform Act of 1995 and other laws and regulations. Forward-looking statements speak only as to the date of this report, and may be identified by the use of forward-looking terms such as "may," "will," "expects," "believes," "anticipates," "plans," "estimates," "projects," "targets," "forecasts," "outlook," "impact," "potential," "confidence," "improve," "optimistic," "comfortable," "trend" and "seeks," or the negative of such terms or other variations on such terms or comparable terminology. Many important factors could cause actual results to differ materially from those in the forward-looking statements including, without limitation, disruption of production or supplies, changes in market conditions, political events, pending or future claims or litigation, competitive factors, technology advances, actions of regulatory agencies, and changes in laws, government regulations, labeling or product approvals or the application or interpretation thereof. Other risk factors are described in this Form 10-K and other securities filings. Many of these important factors are outside of our control. No assurances can be provided as to any result or the timing of any outcome regarding matters described herein or otherwise with respect to any regulatory action, administrative proceedings, government investigations, litigation (including the proposed settlement of the SYSTEM 1 class action litigation), warning letters, consent decree, rebate program, transition, cost reductions, business strategies, earnings or revenue trends, expense reduction, or future financial results. References to products, the consent decree, the transition or rebate program are summaries only and do not alter or modify the specific terms of the decree, settlement, program or product clearance or literature. Unless legally required, we do not undertake to update or revise any forward-looking statements even if events make clear that any projected results, express or implied, will not be realized. Other potential risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements include, without limitation, (a) the potential for increased pressure on pricing that leads to erosion of profit margins, (b) the possibility that market demand will not develop for new technologies, products or applications, or our rebate program, transition plan or other business initiatives will take longer, cost more, or produce lower benefits than anticipated, (c) the possibility that application of or compliance with laws, court rulings, certifications, regulations, regulatory actions, including, without limitation, those relating to FDA warning letters, government investigations, the December 3, 2009 or February 22, 2010 FDA notices, the April 20, 2010 consent decree and related transition plan and rebate program, the SYSTEM 1E device, the outcome of any pending FDA requests and clearances or other requirements or standards may delay, limit or prevent new product introductions, affect the production and marketing of existing products or services, or otherwise affect our performance, results, prospects, or value, (d) the potential of international unrest, or effects of fluctuations in currencies, tax assessments or anticipated rates, raw material costs, benefit or retirement plan costs, or other regulatory compliance costs, (e) the possibility of reduced demand, or reductions in the rate of growth in demand, for our products and services, (f) the possibility that anticipated growth, cost savings, rebate assumptions, new product acceptance, or approvals including without limitation SYSTEM 1E and accessories thereto, or other results may not be achieved, or that transition, labor, competition, timing, execution, regulatory, governmental, or other issues or risks associated with our business, industry or initiatives including, without limitation, the consent decree, rebate program, and the transition from the SYSTEM 1 processing system or those matters described in this Form 10-K and other securities filings, may adversely impact our performance, results, prospects or value, (g) the effect of increases in raw material costs, (h) the effect of the contraction in credit availability, as well as the ability of our Customers and suppliers to adequately access the credit markets when needed, and (i) those risks described in this Annual Report on Form 10-K and in other securities filings for the year ended March 31, 2011.

# ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the ordinary course of business, we are exposed to various risks, including, but not limited to, interest rate, foreign currency, and commodity risks. These risks are described in the sections that follow.

**INTEREST RATE RISK**

As of March 31, 2011, we had $210.0 million in fixed rate senior notes outstanding. We had no outstanding borrowings under our revolving credit facility. If we utilize the revolving credit facility, we would be exposed to changes in interest rates in the case of floating rate revolving credit facility borrowings. We monitor our interest rate risk, but do not engage in any hedging activities using derivative financial instruments. For additional information regarding our debt structure, refer to note 7 to our Consolidated Financial Statements titled, "Debt."

**FOREIGN CURRENCY RISK**

We are exposed to the impact of foreign currency exchange fluctuations. This foreign currency exchange risk arises when we conduct business in a currency other than the U.S. dollar. For most international operations, local currencies have been determined to be the functional currencies. The financial statements of international subsidiaries are translated to their U.S. dollar equivalents at end-of-period exchange rates for assets and liabilities and at average currency exchange rates for revenues and expenses. Translation adjustments for international subsidiaries whose local currency is their functional currency are recorded as a component of accumulated other comprehensive income (loss) within shareholders' equity. Note 3 to our consolidated financial statements titled, "Accumulated Other Comprehensive Income (Loss)," contains additional information about the impact of translation on accumulated other comprehensive income (loss) and shareholders' equity. Transaction gains and losses arising from fluctuations in currency exchange rates on transactions denominated in currencies other than the functional currency are recognized in the Consolidated Statements of Income. Since we operate internationally and approximately one-fourth of our revenues and one-third of our cost of revenues are generated outside the United States, foreign currency exchange rate fluctuations can significantly impact our financial position, results of operations, and competitive position.

We enter into foreign currency forward contracts to hedge assets and liabilities denominated in foreign currencies, including inter-company transactions. We do not use derivative financial instruments for speculative purposes. At March 31, 2011, we held foreign currency forward contracts to buy 106.2 million Mexican pesos, 6.6 million Canadian dollars and 4.0 million Euros and foreign currency forward contracts to sell 4.0 million Euros.

**COMMODITY RISK**

We are dependent on basic raw materials, sub-assemblies, components, and other supplies used in our operations. Our financial results could be affected by the availability and changes in prices of these materials. Some of these materials are sourced from a limited number of suppliers. These materials are also key source materials for our competitors. Therefore, if demand for these materials rises, we may experience increased costs and/or limited supplies. As a result, we may not be able to acquire key production materials on a timely basis, which could impact our ability to produce products and satisfy incoming sales orders on a timely basis. In addition, the costs of these materials can rise suddenly and result in significantly higher costs of production. We believe that we have adequate primary and secondary sources of supply in each of our key materials and energy sources. Where appropriate, we enter into long-term supply contracts as a basis to guarantee a reliable supply. We also enter into commodity swap contracts to hedge price changes in certain commodities that impact raw materials included in our cost of revenues. At March 31, 2011, we held commodity swap contracts to buy 464,700 pounds of nickel.

# ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

# REPORT OF MANAGEMENT

Board of Directors and Shareholders
STERIS Corporation

Management of STERIS Corporation (the "Company") is responsible for the preparation of the consolidated financial statements and disclosures included in this Annual Report. Management believes that the consolidated financial statements and disclosures have been prepared in accordance with accounting principles generally accepted in the United States and that any amounts included herein which are based on estimates of the expected effects of events and transactions have been made with sound judgment and approved by qualified personnel. The opinion of Ernst & Young LLP, an independent registered public accounting firm, on the financial statements is included herein.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Exchange Act Rule 13a-15(f).

Management has used the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria") to evaluate the effectiveness of internal control over financial reporting as of March 31, 2011.

Based on this evaluation under the COSO criteria, management has concluded that the Company's internal control over financial reporting was effective as of March 31, 2011. There were no material weaknesses in internal control over financial reporting identified by management.

The Audit and Financial Policy Committee of the Board of Directors of the Company is composed of directors who are not officers of the Company. It meets regularly with members of management, internal auditors, and the representatives of the independent registered public accounting firm to discuss the adequacy of the Company's internal control over financial reporting, financial statements, and the nature, extent, and results of the audit effort. Management reviews with the Audit and Financial Policy Committee all of the Company's significant accounting policies and assumptions affecting the results of operations. Both the independent registered public accounting firm and the internal auditors have direct access to the Audit and Financial Policy Committee without the presence of management.

/s/ WALTER M ROSEBROUGH, JR.

Walter M Rosebrough, Jr.
President and Chief Executive Officer

/s/ MICHAEL J. TOKICH

Michael J. Tokich
Senior Vice President and Chief Financial Officer

May 27, 2011

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
STERIS Corporation

We have audited STERIS Corporation and subsidiaries' internal control over financial reporting as of March 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). STERIS Corporation and subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on STERIS Corporation and subsidiaries' internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, STERIS Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of March 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of STERIS Corporation and subsidiaries as of March 31, 2011 and 2010, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2011, of STERIS Corporation and subsidiaries and our report dated May 27, 2011 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Cleveland, Ohio
May 27, 2011

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
STERIS Corporation

We have audited the accompanying consolidated balance sheets of STERIS Corporation and subsidiaries as of March 31, 2011 and 2010, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2011. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of STERIS Corporation and subsidiaries at March 31, 2011 and 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2011, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), STERIS Corporation and subsidiaries' internal control over financial reporting as of March 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated May 27, 2011 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Cleveland, Ohio
May 27, 2011

STERIS CORPORATION AND SUBSIDIARIES

# CONSOLIDATED BALANCE SHEETS

(in thousands)

| March 31, | 2011 | 2010 |
|---|---|---|
| **Assets** | | |
| **Current Assets:** | | |
| Cash and cash equivalents | **$ 193,016** | $ 214,971 |
| Accounts receivable (net of allowances of $9,085 and $9,238, respectively) | **272,248** | 214,940 |
| Inventories, net | **167,344** | 121,135 |
| Deferred income taxes | **56,715** | 6,976 |
| Prepaid expenses and other current assets | **16,483** | 18,435 |
| **Total Current Assets** | **705,806** | 576,457 |
| Property, plant, and equipment, net | **370,402** | 346,858 |
| Goodwill and intangibles, net | **318,810** | 305,311 |
| Other assets | **31,667** | 9,776 |
| **Total Assets** | **$ 1,426,685** | $ 1,238,402 |
| **Liabilities and Shareholders' Equity** | | |
| **Current Liabilities:** | | |
| Accounts payable | **$ 90,981** | $ 66,035 |
| Accrued payroll and other related liabilities | **52,251** | 58,986 |
| Accrued SYSTEM 1 Rebate Program and proposed class action settlement | **127,683** | — |
| Accrued expenses and other | **73,831** | 72,108 |
| **Total Current Liabilities** | **344,746** | 197,129 |
| Long-term indebtedness | **210,000** | 210,000 |
| Deferred income taxes, net | **26,662** | 20,749 |
| Other liabilities | **56,612** | 56,030 |
| **Total Liabilities** | **$ 638,020** | $ 483,908 |
| **Commitments and Contingencies (see note 11)** | | |
| Serial preferred shares, without par value, 3,000 shares authorized; no shares issued or outstanding | **—** | — |
| Common shares, without par value, 300,000 shares authorized; 70,040 shares issued; 59,122 and 59,227 shares outstanding, respectively | **241,343** | 237,165 |
| Common shares held in treasury, 10,918 and 10,813 shares, respectively | **(305,808)** | (295,251) |
| Retained earnings | **816,846** | 798,809 |
| Accumulated other comprehensive income | **35,188** | 12,991 |
| **Total shareholders' equity** | **787,569** | 753,714 |
| Noncontrolling interest | **1,096** | 780 |
| **Total equity** | **788,665** | 754,494 |
| **Total liabilities and equity** | **$ 1,426,685** | $ 1,238,402 |

See notes to consolidated financial statements.

STERIS CORPORATION AND SUBSIDIARIES

# CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share amounts)

| Years Ended March 31, | 2011 | 2010 | 2009 |
|---|---|---|---|
| **Revenues:** | | | |
| Product | **$ 743,838** | $ 799,002 | $ 831,529 |
| Service | **463,610** | 458,731 | 466,996 |
| **Total Revenues** | **1,207,448** | 1,257,733 | 1,298,525 |
| **Cost of Revenues:** | | | |
| Product | **494,463** | 454,988 | 496,915 |
| Service | **266,823** | 263,564 | 274,868 |
| **Total Cost of Revenues** | **761,286** | 718,552 | 771,783 |
| **Gross Profit** | **446,162** | 539,181 | 526,742 |
| **Operating Expenses:** | | | |
| Selling, general, and administrative | **325,468** | 296,613 | 314,983 |
| Research and development | **34,280** | 34,008 | 32,760 |
| Restructuring expenses | **1,202** | 4,848 | 3,554 |
| **Total Operating Expenses** | **360,950** | 335,469 | 351,297 |
| **Income From Operations** | **85,212** | 203,712 | 175,445 |
| **Non-operating Expenses:** | | | |
| Interest expense | **12,000** | 13,171 | 10,563 |
| Interest and miscellaneous income | **(607)** | (1,275) | (1,603) |
| **Total Non-operating Expenses, Net** | **11,393** | 11,896 | 8,960 |
| **Income Before Income Tax Expense** | **73,819** | 191,816 | 166,485 |
| Income tax expense | **22,554** | 63,349 | 55,800 |
| **Net Income** | **$ 51,265** | $ 128,467 | $ 110,685 |
| **Earnings Per Common Share:** | | | |
| Earnings per share – basic | **$ 0.86** | $ 2.18 | $ 1.88 |
| Earnings per share – diluted | **$ 0.85** | $ 2.16 | $ 1.86 |
| **Cash Dividends Declared Per Common Share Outstanding** | **$ 0.56** | $ 2.44 | $ 0.30 |

See notes to consolidated financial statements.

STERIS CORPORATION AND SUBSIDIARIES

# CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

| Years Ended March 31, | 2011 | 2010 | 2009 |
|---|---|---|---|
| **Operating Activities:** | | | |
| Net income | **$ 51,265** | $ 128,467 | $ 110,685 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation, depletion, and amortization | **54,389** | 56,218 | 58,773 |
| Deferred income taxes | **(43,071)** | 2,178 | 6,817 |
| Share-based compensation expense | **10,186** | 7,370 | 7,370 |
| Loss (gain) on the disposal of property, plant, equipment, and intangibles, net | **1,800** | 2,085 | (2,755) |
| Other items | **8,129** | 1,563 | (11,783) |
| Changes in operating assets and liabilities | | | |
| Accounts receivable, net | **(54,517)** | 27,764 | 454 |
| Inventories, net | **(42,233)** | 15,271 | 675 |
| Other current assets | **2,227** | 5,351 | 10,840 |
| Accounts payable | **23,714** | (4,522) | (2,741) |
| Accrued SYSTEM 1 Rebate Program and class action settlement | **127,683** | — | — |
| Accruals and other, net | **(21,828)** | (16,791) | (10,951) |
| **Net Cash Provided by Operating Activities** | **117,744** | 224,954 | 167,384 |
| **Investing Activities:** | | | |
| Purchases of property, plant, equipment, and intangibles, net | **(77,442)** | (44,087) | (40,889) |
| Proceeds from the sale of property, plant, equipment, and intangibles | **1,301** | 3,105 | 19,341 |
| Equity investments | **(16,900)** | (1,500) | (4,150) |
| Investments in businesses, net of cash acquired | **(4,000)** | — | — |
| **Net Cash Used in Investing Activities** | **(97,041)** | (42,482) | (25,698) |
| **Financing activities:** | | | |
| Proceeds from the issuance of long-term obligations | **—** | — | 150,000 |
| Payments on long-term obligations and capital leases | **—** | — | (40,800) |
| (Payments) proceeds under credit facility, net | **—** | — | (79,180) |
| Deferred financing fees and debt issuance costs | **—** | — | (476) |
| Repurchases of common shares | **(29,965)** | (310) | (80,466) |
| Cash dividends paid to common shareholders | **(33,228)** | (144,017) | (17,657) |
| Stock option and other equity transactions, net | **12,730** | 14,047 | 33,621 |
| Tax benefit from stock options exercised | **2,525** | 2,467 | 6,982 |
| **Net Cash Used in Financing Activities** | **(47,938)** | (127,813) | (27,976) |
| Effect of exchange rate changes on cash and cash equivalents | **5,280** | 6,132 | (11,398) |
| Increase (decrease) in cash and cash equivalents | **(21,955)** | 60,791 | 102,312 |
| Cash and cash equivalents at beginning of year | **214,971** | 154,180 | 51,868 |
| Cash and cash equivalents at end of year | **$ 193,016** | $ 214,971 | $ 154,180 |

See notes to consolidated financial statements.

STERIS CORPORATION AND SUBSIDIARIES

# CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands)

| | Common Shares | | Treasury Shares | | Retained Earnings | Accumulated Other Comprehensive Income (Loss) | Non-controlling Interest | Total Equity |
|---|---|---|---|---|---|---|---|---|
| | Number | Amount | Number | Amount | | | | |
| **Balance at March 31, 2008** | 59,263 | $ 231,566 | 10,777 | $ (279,841) | $ 721,331 | $ 33,096 | $ 323 | $ 706,475 |
| Comprehensive income: | | | | | | | | |
| Net income | — | — | — | — | 110,685 | — | — | 110,685 |
| Pension and postretirement liability adjustment, (net of income tax of $18,602) | — | — | — | — | — | 20,933 | — | 20,933 |
| Unrealized loss on investments | — | — | — | — | — | (318) | — | (318) |
| Foreign currency translation adjustment | — | — | — | — | — | (69,511) | — | (69,511) |
| Total comprehensive income | — | — | — | — | — | — | — | 61,789 |
| Repurchases of common shares | (2,646) | — | 2,646 | (80,466) | — | — | — | (80,466) |
| Equity compensation programs | 1,835 | (6,266) | (1,835) | 47,202 | — | — | — | 40,936 |
| Tax benefit of stock options exercised | — | 6,982 | — | — | — | — | — | 6,982 |
| Cash dividends – $0.30 per common share | — | — | — | — | (17,657) | — | — | (17,657) |
| Change in noncontrolling interest | — | — | — | — | — | — | 106 | 106 |
| **Balance at March 31, 2009** | 58,452 | 232,282 | 11,588 | (313,105) | 814,359 | (15,800) | 429 | 718,165 |
| Comprehensive income: | | | | | | | | |
| Net income | — | — | — | — | 128,467 | — | — | 128,467 |
| Pension and postretirement liability adjustment, (net of income tax of $790) | — | — | — | — | — | 554 | — | 554 |
| Unrealized gain on investments | — | — | — | — | — | 423 | — | 423 |
| Foreign currency translation adjustment | — | — | — | — | — | 27,814 | — | 27,814 |
| Total comprehensive income | — | — | — | — | — | — | — | 157,258 |
| Repurchases of common shares | (24) | — | 24 | (310) | — | — | — | (310) |
| Equity compensation programs | 799 | 2,416 | (799) | 18,164 | — | — | — | 20,580 |
| Tax benefit of stock options exercised | — | 2,467 | — | — | — | — | — | 2,467 |
| Cash dividends – $2.44 per common share | — | — | — | — | (144,017) | — | — | (144,017) |
| Change in noncontrolling interest | — | — | — | — | — | — | 351 | 351 |
| **Balance at March 31, 2010** | 59,227 | 237,165 | 10,813 | (295,251) | 798,809 | 12,991 | 780 | 754,494 |
| Comprehensive income: | | | | | | | | |
| Net income | — | — | — | — | **51,265** | — | — | **51,265** |
| Pension and postretirement liability adjustment, (net of income tax of $1,473) | — | — | — | — | — | **(1,024)** | — | **(1,024)** |
| Unrealized gain on investments | — | — | — | — | — | **192** | — | **192** |
| Foreign currency translation adjustment | — | — | — | — | — | **23,029** | — | **23,029** |
| Total comprehensive income | — | — | — | — | — | — | — | **73,462** |
| Repurchases of common shares | **(952)** | — | **952** | **(29,965)** | — | — | — | **(29,965)** |
| Equity compensation programs | **847** | **1,653** | **(847)** | **19,408** | — | — | — | **21,061** |
| Tax benefit of stock options exercised | — | **2,525** | — | — | — | — | — | **2,525** |
| Cash dividends – $0.56 per common share | — | — | — | — | **(33,228)** | — | — | **(33,228)** |
| Change in noncontrolling interest | — | — | — | — | — | — | **316** | **316** |
| **Balance at March 31, 2011** | **59,122** | **$ 241,343** | **10,918** | **$ (305,808)** | **$ 816,846** | **$ 35,188** | **$ 1,096** | **$ 788,665** |

See notes to consolidated financial statements.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts)

## 1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Nature of Operations.** STERIS Corporation, an Ohio corporation, together with its subsidiaries, develops, manufactures, and markets infection prevention, contamination control, microbial reduction, and surgical support products and services for healthcare, pharmaceutical, scientific, research, industrial, and governmental Customers throughout the world. As used in this annual report, STERIS Corporation and its subsidiaries together are called "STERIS," the "Company," "we," "us," or "our," unless otherwise noted.

We operate in three reportable business segments: Healthcare, Life Sciences, and STERIS Isomedix Services ("Isomedix"). We describe our operating segments in note 12. Our fiscal year ends on March 31. References in this Annual Report to a particular "year" or "year-end" mean our fiscal year. The significant accounting policies applied in preparing the accompanying consolidated financial statements of the Company are summarized below:

**Principles of Consolidation.** We use the consolidation method to report our investments in our subsidiaries. Therefore, the accompanying consolidated financial statements include the accounts of the Company and its wholly-owned and majority-owned subsidiaries. We eliminate inter-company accounts and transactions when we consolidate these accounts.

**Use of Estimates.** The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to financial statements. Actual results could differ from those estimates. On an ongoing basis, we revise the estimates and assumptions as new information becomes available.

**Cash Equivalents and Supplemental Cash Flow Information.** Cash equivalents are all highly liquid investments with a maturity of three months or less when purchased.

Information supplementing our Consolidated Statements of Cash Flows is as follows:

| Years Ended March 31, | 2011 | 2010 | 2009 |
|---|---|---|---|
| Cash paid during the year for: | | | |
| Interest | **$ 12,496** | $ 13,360 | $ 10,748 |
| Income taxes | **64,372** | 61,988 | 48,489 |
| Cash received during the year for income tax refunds | **3,067** | 4,864 | 1,870 |

**Revenue Recognition.** We recognize revenue for products when ownership passes to the Customer, which is based on contract or shipping terms and for services when the service is provided to the Customer. Our Customers include end users as well as dealers and distributors who market and sell our products. Our revenue is not contingent upon resale by the dealer or distributor. We have no further obligations related to bringing about resale and our standard return and restocking fee policies are applied. Revenues are reported net of sales and value-added taxes collected from Customers.

We also have individual Customer contracts that offer discounted pricing. Dealers and distributors may be offered sales incentives in the form of rebates. We reduce revenue for discounts and estimated returns, rebates, and other similar allowances in the same period the related revenues are recorded. Returns, rebates, and similar allowances are estimated based on historical experience and trend analysis.

In transactions that contain multiple elements, such as when products, maintenance services, and other services are combined, we recognize revenue as each product is delivered or service is provided to the Customer. We allocate the total arrangement consideration to each element based on its relative fair value, based on the price for the product or service when it is sold separately.

We offer preventative maintenance agreements to our Customers with contract terms of one to five years which require us to maintain and repair our products during this time. Amounts received under these Customer contracts are initially recorded as deferred service revenues and then recognized as service revenues ratably over the contract term.

**Accounts Receivable.** Accounts receivable are presented at their face amount, less allowances for sales returns and uncollectible accounts. Accounts receivable consist of amounts billed and currently due from Customers and amounts earned but unbilled. We generally obtain and perfect security interest in products sold in the United States when we have a concern with the Customer's risk profile..

We maintain an allowance for uncollectible accounts receivable for estimated losses in the collection of amounts owed by

(dollars in thousands, except per share amounts)

Customers. We estimate the allowance based on analyzing a number of factors, including amounts written off historically, Customer payment practices, and general economic conditions. We also analyze significant Customer accounts on a regular basis and record a specific allowance when we become aware of a specific Customer's inability to pay. As a result, the related accounts receivable are reduced to an amount that we reasonably believe is collectible.

We maintain an allowance for sales returns based upon known returns and estimated returns for both capital equipment and consumables. We estimate returns of capital equipment and consumables based upon recent historical experience less the estimated inventory value of the returned goods.

**Inventories, net.** Inventories are stated at the lower of their cost or market value. We determine cost based upon a combination of the last-in, first-out ("LIFO") and first-in, first-out ("FIFO") cost methods. For inventories valued using the LIFO method, we believe that the use of the LIFO method results in a matching of current costs and revenues. Inventories valued using the LIFO method represented approximately 37.3% and 41.8% of total inventories at March 31, 2011 and 2010, respectively. Inventory costs include material, labor, and overhead. If we had used only the FIFO method of inventory costing, inventories would have been $17,551 and $15,961 higher than those reported at March 31, 2011 and 2010, respectively.

We review the net realizable value of inventory on an ongoing basis, considering factors such as deterioration, obsolescence, and other items. We record an allowance for estimated losses when the facts and circumstances indicate that particular inventories will not be usable. If future market conditions vary from those projected, and our estimates prove to be inaccurate, we may be required to write-down inventory values and record an adjustment to cost of revenues.

**Property, Plant, and Equipment.** Our property, plant, and equipment consists of land and land improvements, buildings and leasehold improvements, machinery and equipment, information systems, radioisotope (cobalt-60), and construction in progress. Property, plant, and equipment are presented at cost less accumulated depreciation and depletion. We capitalize additions and improvements. Repairs and maintenance are charged to expense as they are incurred.

Land is not depreciated and construction in progress is not depreciated until placed in service. Depreciation of most assets is computed on the cost less the estimated salvage value by using the straight-line method over the estimated remaining useful lives. Depletion of radioisotope is computed using the annual decay factor of the material, which is similar to the sum-of-the-years-digits method.

We generally depreciate or deplete property, plant, and equipment over the useful lives presented in the following table:

| Asset Type | Useful Life (years) |
|---|---|
| Land improvements | 3-40 |
| Buildings and leasehold improvements | 2-50 |
| Machinery and equipment | 3-35 |
| Information Systems | 2-17 |
| Radioisotope (cobalt-60) | 20 |

When we sell, retire, or dispose of property, plant, and equipment, we remove the asset's cost and accumulated depreciation from our Consolidated Balance Sheets. We recognize the net gain or loss on the sale or disposition in the Consolidated Statements of Income in the period when the transaction occurs.

**Interest.** We capitalize interest costs incurred during the construction of long-lived assets. We capitalized interest costs of $574 and $358 for the years ended March 31, 2011 and 2010, respectively.

Total interest expense for the years ended March 31, 2011, 2010, and 2009 was $12,000, $13,171, and $10,563, respectively.

**Identifiable Intangible Assets.** Our identifiable intangible assets include product technology rights, trademarks, licenses, and Customer relationships. We record these assets at cost, or when acquired as part of a business acquisition, at estimated fair value. We generally amortize identifiable intangible assets over periods ranging from 5 to 20 years using the straight-line method.

**Investments.** Investments in marketable securities are stated at fair value. Fair value is determined using quoted market prices at the end of the reporting period. Unrealized gains and losses on marketable securities classified as available-for-sale are recorded in Accumulated Other Comprehensive Income (Loss).

**Asset Impairment Losses.** Property, plant, equipment, and identifiable intangible assets (except for goodwill and intangible assets with indefinite lives) are reviewed for impairment when events and circumstances indicate that the carrying value of such assets may not be recoverable. Impaired assets are recorded at the lower of carrying value or estimated fair value. We conduct this review on an ongoing basis and, if an impairment exists, we record the loss in the Consolidated Statements of Income during that period.

**Business Acquisitions.** We account for business acquisitions using the purchase method of accounting. This method requires us to record the assets and liabilities of the business acquired at their estimated fair values as of the acquisition date. Any excess of the cost of the acquisition over the fair value of the net tangible and intangible assets acquired is recorded as goodwill. We include certain transaction costs in determining the total cost of an acquisition. Operating results of the acquired businesses are included in the Consolidated Statements of Income from the acquisition date.

**Goodwill.** The goodwill presented in our Consolidated Balance Sheets represents the excess of the purchase price and related costs of businesses or assets we acquired over the fair value assigned to the identifiable net assets acquired. We review goodwill and indefinite-lived intangible assets at least annually for impairment. We use a two-step process to test goodwill for impairment. First, we compare the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, we do not consider goodwill to be impaired. If the carrying amount of the reporting unit exceeds its fair value, the second step of the test is performed to measure the amount of any impairment loss. We compare the implied fair value of the reporting unit's goodwill to the carrying amount of the goodwill. If the carrying amount of the reporting unit's goodwill exceeds the fair value of that goodwill, we record an impairment loss in the Consolidated Statements of Income for an amount equal to that excess, but not more than the carrying amount of the goodwill.

**SYSTEM 1 Rebate Program.** The Accrued SYSTEM 1 Rebate Program (the "Rebate Program") initially recognized during the first quarter of fiscal 2011 is based upon the quantity of SYSTEM 1 processors eligible for rebates and the estimated value of rebates to be provided upon their return. Rebates of $102,313 are recognized as contra-revenue consistent with other returns and allowances offered to Customers. The estimated cost of $7,691 to facilitate the disposal of the returned SYSTEM 1 processors has been recognized as cost of revenues. Both components are recorded as current liabilities. The key assumptions involved in the estimates associated with the Rebate Program include: the number and age of SYSTEM 1 processors eligible for rebates under the Rebate Program, the number of Customers that will elect to participate in the Rebate Program, the proportion of Customers that will choose each rebate option, and the estimated per unit costs of disposal.

The number and age of SYSTEM 1 processors has been estimated based on our historical sales and service records and we have assumed that 100% of these Customers will elect to participate in the Rebate Program. In order to estimate the portion of Customers that will choose each available rebate option, we first assessed the trend in sales of the proprietary consumable products utilized in the SYSTEM 1 processor. We noted a decline of approximately 19% in shipments during the period between the notice and the announcement of the Rebate Program which indicated that a portion of our Customers had already transitioned away from the SYSTEM 1 technology. The remaining 81%, provides the best available indication of the portion of Customers likely to elect the rebate for the SYSTEM 1E processor. Order and quote data for fiscal 2011 year to date provides indications of the proportion of Customers that are expected to choose each of the other rebate options. The per unit costs associated with disposal were estimated based on the service hours involved and quotes from our vendors which are based on current freight and disposal contracts.

**Self-Insurance Liabilities.** We record a liability for self-insured risks that we retain for general and product liabilities, workers' compensation, and automobile liabilities based on actuarial calculations. We use our historical loss experience and actuarial methods to calculate the liability. This liability includes estimates for both losses and incurred but not reported claims. We review the assumptions used to calculate the estimated liability at least annually to evaluate the adequacy of the amount recorded. We maintain insurance policies to cover losses greater than our estimated liability, which are subject to the terms and conditions of those policies.

We are also self-insured for employee medical claims. We estimate a liability for incurred but not reported claims based upon recent claims experience.

**Benefit Plans.** We sponsor defined benefit pension and other post-retirement welfare benefit plans for certain current and former employees. We determine our costs and obligations related to these plans by evaluating input from third-party professional advisors. These costs and obligations are affected by assumptions including the discount rate, expected long-term rate of return on plan assets, the annual rate of change in compensation for eligible employees, estimated changes in costs of healthcare benefits, and other factors. We review the assumptions used on an annual basis.

We recognize an asset for the overfunded status or a liability for the underfunded status of defined benefit pension and

(dollars in thousands, except per share amounts)

post-retirement benefit plans in our consolidated balance sheets. This amount is measured as the difference between the fair value of plan assets and the benefit obligation (the projected benefit obligation for pension plans and the accumulated post-retirement benefit obligation for other post-retirement benefit plans). Changes in the funded status of the plans are recorded in other comprehensive income in the year they occur. We measure plan assets and obligations as of the balance sheet date.

We provide additional information about our pension and other post-retirement welfare benefits plans in note 10 to our consolidated financial statements titled, "Benefit Plans."

**Litigation and Contingencies.** When we determine that it is probable that we have incurred a liability, and the amount of the liability can be reasonably estimated, we record a charge to earnings. We consider the facts and circumstances, including any settlement offers, associated with litigation and contingencies in making the determination.

**Fair Value of Financial Instruments.** Except for long-term debt, our financial instruments are highly liquid or have short-term maturities. Therefore, the recorded value is approximately equal to the fair value. We estimate the fair value of our long-term debt using discounted cash flow analyses, based on our current incremental borrowing rates for similar types of borrowing arrangements. We determined that the estimated fair value of our long-term debt is $237,167 at March 31, 2011 and $232,238 at March 31, 2010. The financial instruments we hold could potentially expose us to a concentration of credit risk. We invest our excess cash in short-term instruments including money market funds and time deposits with major banks and financial institutions. We select investments in accordance with the criteria established in our investment policy. Our investment policy specifies, among other things, maturity, credit quality and concentration restrictions with the objective of preserving capital and maintaining adequate liquidity.

We provide additional information about the fair value of our financial instruments in note 18 titled, "Fair Value Measurements."

**Foreign Currency Translation.** Most of our international operations use their local currency as their functional currency. Financial statements of international subsidiaries are translated into U.S. dollars using the exchange rate at each balance sheet date for assets and liabilities and a weighted average exchange rate for each period for revenues, expenses, gains and losses. Translation adjustments for international subsidiaries whose local currency is their functional currency are recorded as a component of accumulated other comprehensive income (loss) within shareholders' equity. Transaction gains and losses resulting from fluctuations in currency exchange rates on transactions denominated in currencies other than the functional currency are recognized as incurred in the accompanying Consolidated Statements of Income, except for certain inter-company balances designated as long-term investments.

**Foreign Currency Forward Contracts.** We enter into foreign currency forward contracts to hedge assets and liabilities denominated in foreign currencies, including inter-company transactions. We do not use derivative financial instruments for speculative purposes. These contracts are marked to market, with gains and losses recognized within "Selling, general, and administrative expenses" in the accompanying Consolidated Statements of Income. At March 31, 2011, we held foreign currency forward contracts to buy 106.2 million Mexican pesos, 6.6 million Canadian dollars and 4.0 million Euros and foreign currency forward contracts to sell 4.0 million Euros.

**Warranty.** Warranties are provided on the sale of certain of our products and services and an accrual for estimated future claims is recorded at the time revenue is recognized. We estimate warranty expense based primarily on historical warranty claim experience.

**Shipping and Handling.** We record shipping and handling costs in costs of revenues. Shipping and handling costs charged to Customers are recorded as revenues in the period the product revenues are recognized.

**Advertising Expenses.** Costs incurred for communicating, advertising and promoting our products are generally expensed when incurred as a component of Selling, General and Administrative Expense. We incurred $6,013, $6,468, and $7,198 of advertising costs during the years ended March 31, 2011, 2010, and 2009, respectively.

**Research and Development.** We incur research and development costs associated with commercial products. We expense these costs in the Consolidated Statements of Income as incurred. If a Customer reimburses us for research and development costs, the costs are charged to the related contracts as costs of revenues.

**Income Taxes.** Our income tax expense includes United States federal, state, and local, and foreign income taxes, and is based on reported pre-tax income. We defer income taxes for all temporary differences between pre-tax financial and taxable income and between the book and tax basis of assets and liabilities. We record valuation allowances to reduce net deferred tax assets to an amount that we expect will more-likely-than-not be realized. In making such a determination, we consider all available information, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies,

(dollars in thousands, except per share amounts)

and recent financial operations. In the event we were to determine that we would be able to realize our deferred income tax assets in the future in excess of their net recorded amount, we would make an adjustment to the valuation allowance which would reduce the provision for income taxes and the effective tax rate.

We evaluate uncertain tax positions in accordance with a two-step process. The first step is recognition: The determination of whether or not it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, we presume that the position will be examined by the appropriate tax authority and that the tax authority will have full knowledge of all relevant information. The second step is measurement: A tax position that meets the more-likely-than-not threshold is measured to determine the amount of benefit to recognize in the financial statements. The measurement process requires the determination of the range of possible settlement amounts and the probability of achieving each of the possible settlements. The tax position is measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. No tax benefits are recognized for positions that do not meet the more-likely-than-not threshold. Tax positions that previously failed to meet the more-likely-than-not threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which the threshold is no longer met.

We describe income taxes further in note 9 to our consolidated financial statements titled, "Income Taxes."

**Share-Based Compensation.** We describe share-based compensation in note 15 to our consolidated financial statements titled, "Share-Based Compensation." We measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. We record liability awards at fair value each reporting period and the change in fair value is reflected as stock compensation expense in our Consolidated Statements of Income. These costs are recognized in the Consolidated Statement of Income over the period during which an employee is required to provide service in exchange for the award. Excess tax benefits realized from the exercise of stock options are reported as a financing cash inflow.

**Restructuring.** We have recognized restructuring expenses as incurred. In addition, the property, plant, and equipment associated with the related facilities were assessed for impairment as performed on an annual basis. Asset impairment and accelerated depreciation expenses primarily relate to inventory write-downs for rationalized products and adjustments in the carrying value of the closed facilities to their estimated fair value. In addition, the remaining useful lives of other property, plant, and equipment associated with the related operations were reevaluated based on the respective restructuring plan, resulting in the acceleration of depreciation and amortization of certain assets.

**Recently Issued Accounting Standards Impacting the Company.** In 2009, the Financial Accounting Standards Board ("FASB") issued a revised standard for accounting and disclosures of revenues related to arrangements with customers to provide multiple products and services at different points in time or over different time periods. This standard is effective for us in fiscal 2012. We do not expect this standard to have a material impact on our financial position, results of operations or cash flows.

In 2010, the FASB issued guidance to amend the disclosure requirements for recurring and nonrecurring fair value measurements. The guidance requires disclosures on the transfers of assets and liabilities between Level 1 and Level 2 of the fair value measurement hierarchy, including the reasons for the transfers. Also, the amended guidance requires a roll forward of activities on purchases, sales, issuance, and settlements of the assets and liabilities measured using significant unobservable inputs (Level 3). The guidance became effective for us with the reporting period beginning April 1, 2010. Disclosures of the gross purchases, sales, issuances and settlements activity in Level 3 of the fair value measurement hierarchy will be required for fiscal 2012.

## 2. RESTRUCTURING

The following summarizes our restructuring plans announced in prior fiscal years. We recognize restructuring expenses as incurred. In addition, we assess the property, plant and equipment associated with the related facilities for impairment.

**Fiscal 2010 Restructuring Plan.** During the fourth quarter of fiscal 2010 in connection with the Fiscal 2010 Restructuring Plan, we adopted a restructuring plan primarily related to the transfer of the remaining operations in our Erie, Pennsylvania facility to the U.S. headquarters in Mentor, Ohio and the consolidation of our European Healthcare manufacturing operations into two central locations within Europe (the "Fiscal 2010 Restructuring Plan"). In addition, we rationalized certain products and eliminated certain positions.

Since the inception of the Fiscal 2010 Restructuring Plan, we have incurred pre-tax expenses totaling $7,936 related to

(dollars in thousands, except per share amounts)

these actions, of which, $6,839 was recorded as restructuring expenses and $1,097 was recorded in cost of revenues. We also expect to incur an additional $2,660 during fiscal 2012. These actions are intended to enhance profitability and improve efficiencies.

**Fiscal 2009 Restructuring Plan.** During the third quarter of fiscal 2009, we adopted a restructuring plan primarily focused on our international operations (the "Fiscal 2009 Restructuring Plan"). As part of this plan, we took actions to improve operations at our Pieterlen, Switzerland manufacturing facility, rationalized certain products, recorded impairment charges for certain assets no longer used, and made targeted workforce reductions. We also consolidated our operations in Japan. These actions are expected to directly impact approximately 100 employees worldwide. These restructuring actions are intended to enhance our profitability and increase operating efficiencies.

Since the inception of the Fiscal 2009 Restructuring Plan, we have incurred pre-tax expenses totaling $13,679 related to these actions of which $4,266 was recorded as restructuring expenses and $9,413 was recorded in cost of revenues. We do not expect to incur significant additional expenses related to this plan.

**Fiscal 2008 Restructuring Plan.** During the fourth quarter of fiscal 2008, we adopted a restructuring plan primarily focused on our North American operations (the "Fiscal 2008 Restructuring Plan"). As part of this plan, we announced the closure of two sales offices and the rationalization of certain products. We also reduced the workforce in certain support functions. Across all of our reporting segments approximately 90 employees, primarily located in North America, were directly impacted. These restructuring actions were designed to enhance profitability and improve efficiency by reducing ongoing operating costs.

In fiscal 2009, we reversed our decision to close one of the sales offices, because we could not achieve a satisfactory exit from our warranty and service obligations. As a result, we reversed restructuring expenses recorded in fiscal 2008 totaling approximately $1,000.

Since the inception of the Fiscal 2008 Restructuring Plan, we have recorded pre-tax expenses totaling $14,044, of which $9,594 was recorded as restructuring expenses and $4,450 was recorded in cost of revenues. We do not expect to incur any significant additional restructuring expenses related to the Fiscal 2008 Restructuring Plan.

The following tables summarize our total restructuring charges for fiscal 2011, fiscal 2010 and fiscal 2009:

| Year Ended March 31, 2011 | Fiscal 2010 Restructuring Plan(1) | Fiscal 2008 Restructuring Plan | Total |
|---|---|---|---|
| Severance, payroll and other related costs | **$ 454** | **$ —** | **$ 454** |
| Asset impairment and accelerated depreciation | **559** | **(289)** | **270** |
| Lease termination costs | **595** | **—** | **595** |
| Other | **33** | **—** | **33** |
| **Total Restructuring Charges** | **$ 1,641** | **$ (289)** | **$ 1,352** |

(1) Includes $150 in charges recorded in cost of revenues on the Consolidated Statements of Income.

| Year Ended March 31, 2010 | Fiscal 2010 Restructuring Plan(1) | Fiscal 2009 Restructuring Plan(2) | Total |
|---|---|---|---|
| Severance, payroll and other related costs | $ 1,939 | $ (224) | $ 1,715 |
| Asset impairment and accelerated depreciation | 1,804 | (2) | 1,802 |
| Product rationalization | 883 | (1,385) | (502) |
| Lease termination costs | 1,243 | (428) | 815 |
| Other | 426 | 138 | 564 |
| **Total Restructuring Charges** | $ 6,295 | $ (1,901) | $ 4,394 |

(1) Includes $947 in charges recorded in cost of revenues on the Consolidated Statements of Income.
(2) Includes a negative $1,401 in charges recorded in cost of revenues on the Consolidated Statements of Income.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts)

| Year Ended March 31, 2009 | Fiscal 2009 Restructuring Plan(1) | Fiscal 2008 Restructuring Plan(2) | European Restructuring Plan | Fiscal 2006 Restructuring Plan | Total |
|---|---|---|---|---|---|
| Severance, payroll and other related costs | $ 4,280 | $ (365) | $ — | $ (178) | $ 3,737 |
| Asset impairment and accelerated depreciation | 1,112 | (83) | — | — | 1,029 |
| Product rationalization | 9,485 | (464) | — | — | 9,021 |
| Lease termination costs | 354 | 20 | 99 | — | 473 |
| Other | 349 | (609) | — | — | (260) |
| **Total Restructuring Charges** | $ 15,580 | $ (1,501) | $ 99 | $ (178) | $ 14,000 |

(1) Includes $10,813 in charges recorded in cost of revenues on the Consolidated Statements of Income.

(2) Includes a negative $366 in charges recorded in cost of revenues on the Consolidated Statements of Income.

Liabilities related to restructuring activities are recorded as current liabilities on the accompanying Consolidated Balance Sheets within "Accrued payroll and other related liabilities" and "Accrued expenses and other." The following tables summarize the liabilities related to our restructuring activities:

| | Fiscal 2010 Restructuring Plan | | | |
|---|---|---|---|---|
| | | Fiscal 2011 | | |
| | March 31, 2010 | Provision | Payments/ Impairments | March 31, 2011 |
| Severance and termination benefits | $ 1,894 | $ **454** | $ **(355)** | $ **1,993** |
| Asset impairments | — | **559** | **(559)** | **—** |
| Lease termination obligations | 1,200 | **595** | **(5)** | **1,790** |
| Other | 509 | **33** | **(349)** | **193** |
| **Total** | $ 3,603 | $ **1,641** | $ **(1,268)** | $ **3,976** |

| | Fiscal 2008 Restructuring Plan | | | |
|---|---|---|---|---|
| | | Fiscal 2011 | | |
| | March 31, 2010 | Provision | Payments/ Impairments | March 31, 2011 |
| Severance and termination benefits | $ 102 | $ **—** | $ **(102)** | $ **—** |
| Asset impairments | 289 | **(289)** | **—** | **—** |
| Lease termination obligations | 411 | **—** | **(254)** | **157** |
| **Total** | $ 802 | $ **(289)** | $ **(356)** | $ **157** |

| | Fiscal 2010 Restructuring Plan | | | |
|---|---|---|---|---|
| | | Fiscal 2010 | | |
| | March 31, 2009 | Provision | Payments/ Impairments | March 31, 2010 |
| Severance and termination benefits | $ — | $ 1,939 | $ (45) | $ 1,894 |
| Asset impairment | — | 1,804 | (1,804) | — |
| Product rationalization | — | 883 | (883) | — |
| Lease termination obligations | — | 1,243 | (43) | 1,200 |
| Other | — | 426 | 83 | 509 |
| **Total** | $ — | $ 6,295 | $ (2,692) | $ 3,603 |

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts)

| | Fiscal 2009 Restructuring Plan | | | |
|---|---|---|---|---|
| | | Fiscal 2010 | | |
| | March 31, 2009 | Provision | Payments/ Impairments | March 31, 2010 |
| Severance and termination benefits | $ 1,920 | $ (224) | $ (1,696) | $ — |
| Asset impairment | — | (2) | 2 | — |
| Product rationalization | 75 | (1,385) | 1,310 | — |
| Lease termination obligations | 337 | (428) | 91 | — |
| Other | 241 | 138 | (379) | — |
| **Total** | $ 2,573 | $ (1,901) | $ (672) | $ — |

| | Fiscal 2008 Restructuring Plan | | | |
|---|---|---|---|---|
| | | Fiscal 2010 | | |
| | March 31, 2009 | Provision | Payments/ Impairments | March 31, 2010 |
| Severance and termination benefits | $ 501 | $ — | $ (399) | $ 102 |
| Asset impairment | 409 | — | (120) | 289 |
| Lease termination obligations | 881 | — | (470) | 411 |
| **Total** | $ 1,791 | $ — | $ (989) | $ 802 |

## 3. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Accumulated other comprehensive income (loss) shown in our Consolidated Statements of Shareholders' Equity consists of the following:

| | Years Ended March 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| Unrecognized pension and post-retirement benefits costs, net of tax | **$ 6,177** | $ 7,201 | $ 6,647 |
| Unrealized gain (loss) on investments | **104** | (88) | (511) |
| Cumulative foreign currency translation adjustment | **28,907** | 5,878 | (21,936) |
| **Total** | **$ 35,188** | $ 12,991 | $ (15,800) |

## 4. GOODWILL AND INTANGIBLE ASSETS

Goodwill is tested annually for impairment. Further, goodwill is reviewed for impairment whenever events or changes in circumstances indicate there may be a possible permanent loss of value. We performed our annual impairment tests for goodwill and indefinite life intangible assets during the third quarter of fiscal 2011. These tests confirmed that the fair value of STERIS's reporting units and indefinite life intangible assets exceed their respective carrying values and that no impairment loss was required to be recognized in fiscal 2011 or for any prior periods. Future impairment tests will be performed annually in the fiscal third quarter, or sooner if a triggering event occurs.

Changes to the carrying amount of goodwill for the years ended March 31, 2011 and 2010 were as follows:

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts)

| | Healthcare Segment | Life Sciences Segment | STERIS Isomedix Services Segment | Total |
|---|---|---|---|---|
| **Balance at March 31, 2009** | $ 163,437 | $ 28,693 | $ 79,896 | $ 272,026 |
| Foreign currency translation adjustments | 3,243 | 1,589 | — | 4,832 |
| **Balance at March 31, 2010** | 166,680 | 30,282 | 79,896 | 276,858 |
| Goodwill acquired or allocated | **4,145** | **—** | **—** | **4,145** |
| Foreign currency translation adjustments | **5,020** | **3,165** | **—** | **8,185** |
| **Balance at March 31, 2011** | **$ 175,845** | **$ 33,447** | **$ 79,896** | **$ 289,188** |

The fiscal 2011 increase in goodwill associated with the Healthcare segment resulted from the acquisition of a company which provides management technology solutions. Further information regarding this company is presented in note 12, "Business Segment Information."

Information regarding our intangible assets is as follows:

| | March 31, 2011 | | March 31, 2010 | |
|---|---|---|---|---|
| | Gross Carrying Amount | Accumulated Amortization | Gross Carrying Amount | Accumulated Amortization |
| Customer relationships | **$ 20,930** | **$ 16,874** | $ 20,035 | $ 13,495 |
| Non-compete agreements | **3,099** | **3,099** | 3,083 | 3,083 |
| Patents and technology | **43,545** | **28,080** | 40,821 | 24,961 |
| Trademarks and tradenames | **16,970** | **11,249** | 16,078 | 10,026 |
| Other | **4,410** | **30** | 12 | 12 |
| **Total** | **$ 88,954** | **$ 59,332** | $ 80,029 | $ 51,577 |

We did not hold any indefinite-lived intangible assets in fiscal 2011 or fiscal 2010. Total amortization expense for finite-lived intangible assets was $6,617, $6,941, and $7,513 for the years ended March 31, 2011, 2010, and 2009, respectively. Based upon the current amount of intangible assets subject to amortization, the amortization expense for each of the five succeeding fiscal years is estimated to be as follows:

| | 2012 | 2013 | 2014 | 2015 | 2016 |
|---|---|---|---|---|---|
| Estimated amortization expense | $ 5,219 | $ 4,365 | $ 3,275 | $ 2,042 | $ 1,565 |

The estimated annual amortization expense presented in the preceding table has been calculated based upon March 31, 2011 foreign currency exchange rates.

## 5. INVENTORIES, NET

Inventories, net consisted of the following:

| March 31, | 2011 | 2010 |
|---|---|---|
| Raw materials | **$ 58,375** | $ 36,170 |
| Work in process | **16,928** | 20,668 |
| Finished goods | **92,041** | 64,297 |
| **Total Inventories, Net** | **$ 167,344** | $ 121,135 |

## 6. PROPERTY, PLANT, AND EQUIPMENT

Information related to the major categories of our depreciable assets is as follows:

(dollars in thousands, except per share amounts)

| March 31, | 2011 | 2010 |
|---|---|---|
| Land and land improvements(1) | **$ 30,194** | $ 26,234 |
| Buildings and leasehold improvements | **201,883** | 192,722 |
| Machinery and equipment | **286,103** | 276,714 |
| Information systems | **101,934** | 103,056 |
| Radioisotope | **194,882** | 172,489 |
| Construction in progress(1) | **40,665** | 29,614 |
| **Total Property, Plant, and Equipment** | **855,661** | 800,829 |
| Less: accumulated depreciation and depletion | **(485,259)** | (453,971) |
| **Property, Plant, and Equipment, Net** | **$ 370,402** | $ 346,858 |

(1) Land is not depreciated. Construction in progress is not depreciated until placed in service.

Depreciation and depletion expense was $47,772, $49,277, and $51,260, for the years ended March 31, 2011, 2010, and 2009, respectively.

Rental expense for operating leases was $16,904, $17,583, and $17,982, for the years ended March 31, 2011, 2010, and 2009, respectively. Operating leases relate to manufacturing, warehouse and office space, service facilities, vehicles, equipment, and communication systems. Certain lease agreements grant us varying renewal and purchase options.

Future minimum annual rentals payable under noncancelable operating lease agreements at March 31, 2011 were as follows:

| | Operating Leases |
|---|---|
| 2012 | $ 14,391 |
| 2013 | 11,720 |
| 2014 | 7,742 |
| 2015 | 4,502 |
| 2016 and thereafter | 9,549 |
| **Total Minimum Lease Payments** | $ 47,904 |

In the preceding table, the future minimum annual rentals payable under noncancelable leases denominated in foreign currencies have been calculated based upon March 31, 2011 foreign currency exchange rates.

### 7. DEBT

Indebtedness was as follows:

| March 31, | 2011 | 2010 |
|---|---|---|
| Private Placement | **$ 210,000** | $ 210,000 |
| Credit facility | **—** | — |
| **Total long-term debt** | **$ 210,000** | $ 210,000 |

On August 15, 2008, we issued $150,000 of senior notes in a private placement (the "August 2008 Private Placement") to certain institutional investors in an offering that was exempt from the registration requirements of the Securities Act of 1933. We have used and will use the proceeds for general corporate purposes, including repayment of debt, capital expenditures, acquisitions, dividends, and share repurchases. Of the $150,000 notes, $30,000 have a maturity of five years at an annual interest rate of 5.63%, another $85,000 have a maturity of 10 years at an annual interest rate of 6.33%, and the remaining $35,000 have a maturity of 12 years at an annual interest rate of 6.43%. The agreements governing the senior notes issued in the August 2008 Private Placement contain financial covenants, including limitations on debt and a minimum consolidated net worth requirement.

In December 2003, we issued $100,000 of senior notes in a private placement (the "December 2003 Private Placement") to

(dollars in thousands, except per share amounts)

certain institutional investors in an offering that was exempt from the registration requirements of the Securities Act of 1933. Of the $100,000 of notes, $40,000 had a maturity of five years at an annual interest rate of 4.20%, an additional $40,000 has a maturity of 10 years at an annual interest rate of 5.25%, and the remaining $20,000 has a maturity of 12 years at an annual interest rate of 5.38%. Therefore, in December 2008, the first series of the December 2003 Private Placement notes in an aggregate principal amount of $40,000 matured and was repaid. The agreements governing the senior notes issued in the December 2003 Private Placement contain financial covenants, including limitations on debt and a minimum consolidated net worth requirement.

On August 15, 2008, we signed an amendment to the December 2003 Private Placement note purchase agreements. This amendment, which was signed by the requisite majority in aggregate principal amount of the holders of the December 2003 Private Placement notes, modified the respective note purchase agreements primarily as they pertained to liens, electronic delivery of financial information and notices, and certain provisions regarding an intercreditor agreement.

In September 2007, we signed the Second Amended and Restated Credit Agreement (the "Credit Agreement") with KeyBank National Association, as administrative agent for the lending institutions that are parties to the Credit Agreement (the "Agent"), and the lenders party to the Credit Agreement. This Credit Agreement amended, restated, and replaced our Amended and Restated Credit Agreement dated March 29, 2004, as amended, which was to mature in June 2010. The Credit Agreement matures on September 13, 2012 and provides $400,000 of credit, which may be increased by up to an additional $100,000 in specified circumstances, for borrowings and letters of credit. The Credit Agreement provides a multi-currency borrowing option and may be used for general corporate purposes. At our option, loans can be borrowed on a floating or fixed interest rate at the greater of (1) the Prime Rate established by the Agent, or (2) the Federal Funds effective rate plus 0.50%, plus in each case a margin based on our leverage ratio. Fixed rate loans bear interest at the Eurodollar Rate or other defined currency rate plus, in each case, a margin based on our leverage ratio. Interest is payable quarterly or at the end of the interest period, if shorter. The Credit Agreement also requires the payment of a facility fee on the total facility commitment amount, which is determined based on our leverage ratio. We may prepay floating rate loans without paying a penalty, but we may be required to pay a penalty for prepaying fixed rate loans. The Credit Agreement also allows us to make short-term swing loan borrowings not to exceed $35,000, with an interest rate equal to the Agent's cost of funds plus a margin based on our leverage ratio. The Credit Agreement requires us to maintain compliance with certain financial covenants, including a maximum leverage ratio and a minimum interest coverage ratio. Our obligations under the Credit Agreement are unsecured but guaranteed by our material domestic subsidiaries.

At March 31, 2011, we were in compliance with all financial covenants associated with our indebtedness.

The combined annual aggregate amount of maturities of our outstanding debt by fiscal year is as follows:

| | |
|---|---|
| 2012 | $ — |
| 2013 | — |
| 2014 | 70,000 |
| 2015 | — |
| 2016 and thereafter | 140,000 |
| Total | $ 210,000 |

**8. ADDITIONAL BALANCE SHEET INFORMATION**

Additional information related to our Consolidated Balance Sheets is as follows:

(dollars in thousands, except per share amounts)

| March 31, | 2011 | 2010 |
|---|---|---|
| **Accrued Payroll and Other Related Liabilities:** | | |
| Compensation and related items | **$ 16,160** | $ 15,314 |
| Accrued vacation/paid time off | **6,379** | 5,734 |
| Accrued bonuses | **13,925** | 23,457 |
| Accrued employee commissions | **11,985** | 10,565 |
| Other post-retirement benefit obligation- current portion | **3,274** | 3,340 |
| Other employee benefit plans' obligations- current portion | **528** | 576 |
| **Total Accrued Payroll and Other Related Liabilities** | **$ 52,251** | $ 58,986 |
| **Accrued Expenses and Other:** | | |
| Deferred revenues | **$ 34,396** | $ 27,908 |
| Self-insured reserves- current portion | **3,610** | 4,956 |
| Accrued dealer commissions | **7,354** | 6,972 |
| Accrued warranty | **7,509** | 6,070 |
| Other | **20,962** | 26,202 |
| **Total Accrued Expenses and Other** | **$ 73,831** | $ 72,108 |
| **Other Liabilities:** | | |
| Self-insured reserves- long-term portion | **$ 10,233** | $ 9,986 |
| Other post-retirement benefit obligation- long-term portion | **20,526** | 21,839 |
| Defined benefit pension plans' obligations- long-term portion | **8,006** | 10,179 |
| Other employee benefit plans' obligations- long-term portion | **3,897** | 2,336 |
| Accrued long-term income taxes | **9,140** | 11,690 |
| Other contingent obligations | **4,810** | — |
| **Total Other Liabilities** | **$ 56,612** | $ 56,030 |

## 9. INCOME TAXES

Income from continuing operations before income taxes was as follows:

| Years Ended March 31, | 2011 | 2010 | 2009 |
|---|---|---|---|
| United States operations | **$ 30,088** | $ 153,165 | $ 148,839 |
| Non-United States operations | **43,731** | 38,651 | 17,646 |
| | **$ 73,819** | $ 191,816 | $ 166,485 |

The components of the provision for income taxes related to income from continuing operations consisted of the following:

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts)

| Years Ended March 31, | 2011 | 2010 | 2009 |
|---|---|---|---|
| Current: | | | |
| United States federal | **$ 46,036** | $ 45,092 | $ 29,355 |
| United States state and local | **7,726** | 6,954 | 8,211 |
| Non-United States | **12,252** | 9,501 | 11,417 |
| | **66,014** | 61,547 | 48,983 |
| Deferred: | | | |
| United States federal | **(36,497)** | 2,591 | 6,010 |
| United States state and local | **(6,016)** | 265 | 923 |
| Non-United States | **(947)** | (1,054) | (116) |
| | **(43,460)** | 1,802 | 6,817 |
| **Total Provision for Income Taxes** | **$ 22,554** | $ 63,349 | $ 55,800 |

The total provision for income taxes can be reconciled to the tax computed at the United States federal statutory tax rate as follows:

| Years Ended March 31, | 2011 | 2010 | 2009 |
|---|---|---|---|
| United States federal statutory tax rate | **35.0 %** | 35.0 % | 35.0 % |
| Increase (decrease) in accruals for uncertain tax positions | **1.8 %** | 0.6 % | (4.6)% |
| Net (decrease) increase in valuation allowances | **(0.6)%** | (0.2)% | 2.1 % |
| State and local taxes, net of federal income tax benefit | **1.5 %** | 2.5 % | 2.7 % |
| Foreign income tax credit | **(0.6)%** | (0.1)% | (0.8)% |
| Difference in non-United States tax rates | **(3.1)%** | (1.8)% | (0.7)% |
| U.S. manufacturing deduction | **(4.4)%** | (0.7)% | (0.7)% |
| All other, net | **1.0 %** | (2.3)% | 0.5 % |
| **Total Provision for Income Taxes** | **30.6 %** | 33.0 % | 33.5 % |

**Unrecognized Tax Benefits.** We classify uncertain tax positions and related interest and penalties as long-term liabilities within "Other liabilities" in our accompanying Consolidated Balance Sheets, unless they are expected to be paid within 12 months, in which case, the uncertain tax positions would be classified as current liabilities within "Accrued income taxes." We recognize interest and penalties related to unrecognized tax benefits within "Income tax expense" in our accompanying Consolidated Statements of Income.

A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows:

| | 2011 | 2010 |
|---|---|---|
| **Unrecognized Tax Benefits Balance at April 1** | **$ 11,788** | $ 10,926 |
| Increases for tax provisions of prior years | **3,458** | 2,275 |
| Decreases for tax provisions of prior years | **(2,221)** | (206) |
| Increases for tax provisions of current year | **391** | 881 |
| Decreases for tax provisions of current year | **(3,661)** | — |
| Settlements | **—** | (2,088) |
| Lapse of statute of limitations | **(161)** | — |
| **Unrecognized Tax Benefits Balance at March 31** | **$ 9,594** | $ 11,788 |

The total amount of unrecognized tax benefits that, if recognized, would affect the effective income tax rate is $4,975 at March 31, 2011 and $2,740 at March 31, 2010. In addition, we believe that it is reasonably possible that unrecognized tax

(dollars in thousands, except per share amounts)

benefits may decrease by up to $4,226 within 12 months of March 31, 2011, primarily as a result of audit settlements and the lapse of statute of limitations.

For the years ended March 31, 2011 and 2010, current income tax expense includes expense of $417 and $359 for interest, and expense of $60 and $67 for penalties, respectively. In total, as of March 31, 2011 and March 31, 2010, we have recognized a liability for interest of $1,567 and $1,150 and penalties of $81 and $141, respectively.

We operate in numerous taxing jurisdictions and are subject to regular examinations by various United States federal, state, and local, as well as foreign, jurisdictions. We are no longer subject to United States federal examinations for years before fiscal 2008 and, with limited exceptions, we are no longer subject to United States state and local, or non-United States, income tax examinations by tax authorities for years before fiscal 2007. We remain subject to tax authority audits in various jurisdictions wherever we do business. We do not expect the results of these examinations to have a material adverse affect on our consolidated financial statements.

**Deferred Taxes.** The significant components of the deferred tax assets and liabilities recorded in our accompanying balance sheets at March 31, 2011 and 2010 were as follows:

| March 31, | 2011 | 2010 |
|---|---|---|
| **Deferred Tax Assets:** | | |
| Post-retirement benefit accrual | **$ 9,496** | $ 10,100 |
| Compensation | **17,800** | 19,292 |
| Net operating loss carryforwards | **13,348** | 11,696 |
| Accrued SYSTEM 1 Rebate | **49,366** | — |
| Accrued expenses | **6,894** | 7,602 |
| Insurance | **4,197** | 4,732 |
| Deferred income | **5,011** | 1,607 |
| Bad debt | **1,935** | 2,336 |
| Pension | **2,240** | 3,166 |
| Other | **814** | 1,416 |
| **Deferred Tax Assets** | **111,101** | 61,947 |
| Less: Valuation allowance | **11,421** | 9,881 |
| **Total Deferred Tax Assets** | **99,680** | 52,066 |
| **Deferred Tax Liabilities:** | | |
| Depreciation and depletion | **39,169** | 38,759 |
| Intangibles | **23,738** | 21,388 |
| Inventory | **2,422** | 2,255 |
| Other | **4,298** | 3,439 |
| **Total Deferred Tax Liabilities** | **69,627** | 65,841 |
| **Net Deferred Tax Assets (Liabilities)** | **$ 30,053** | $ (13,775) |

At March 31, 2011, we had federal operating loss carryforwards of $2,468, which can be utilized subject to certain limitations, and foreign operating loss carry forwards of $51,564. Substantially all of the carryforwards are available for at least three years or have an indefinite carryforward period. In addition, we have recorded tax benefits of $286 related to state operating loss carryforwards. At March 31, 2011, we had $290 of tax credit carryforwards. These credit carryforwards expire between fiscal 2016 and fiscal 2021.

We periodically review the need for a valuation allowance against our deferred tax assets. A valuation allowance of $11,421 has been applied to a portion of the net deferred tax assets because we do not believe it is more-likely-than-not that we will receive future benefit. The valuation allowance increased during fiscal 2011 by $1,540.

At March 31, 2011, cumulative undistributed earnings of international operations amounted to approximately $158,792. These earnings are indefinitely reinvested in international operations. Accordingly, no provision has been made for deferred taxes related to the future repatriation of such earnings, nor is it practicable to determine the amount of this liability.

(dollars in thousands, except per share amounts)

At March 31, 2011, we had a current prepaid income tax position. This was mainly due to the timing of U.S. Federal income tax estimated payments.

## 10. BENEFIT PLANS

We provide defined benefit pension plans for certain current and former manufacturing and plant administrative personnel throughout the world as determined by collective bargaining agreements or employee benefit standards set at the time of acquisition of certain businesses. In addition to providing pension benefits to certain employees, we sponsor an unfunded post-retirement welfare benefits plan for two groups of United States employees; including the same employees who receive pension benefits under the Unites States defined benefit pension plan. Benefits under this plan include retiree life insurance and retiree medical insurance, including prescription drug coverage.

During the second quarter of fiscal 2009, we amended our United States post-retirement welfare benefits plan, reducing the benefits to be provided to retirees under the plan and increasing their share of the costs. The amendments resulted in a decrease of $46,001 in the accumulated post-retirement benefit obligation. The impact of this change was recognized in our Consolidated Balance Sheets in fiscal 2009 and is being amortized as a component of the annual net periodic benefit cost over a period of approximately thirteen years.

A defined benefit pension plan is also provided to the employees of our Pieterlen, Switzerland manufacturing facility. During the third quarter of fiscal 2009, we adopted profitability improvement actions related to the Pieterlen, Switzerland manufacturing facility. These actions were part of the Fiscal 2009 Restructuring Plan and included a workforce reduction that impacted approximately 24 employees at the facility. These restructuring actions resulted in a curtailment and a partial settlement of the plan as the vested benefits of certain affected employees were settled.

We recognize the funded status of our defined benefit pension and post-retirement benefit plans in our Consolidated Balance Sheets, with a corresponding adjustment to accumulated other comprehensive income, net of tax. The funded status is measured as of March 31 each year and is calculated as the difference between the fair value of plan assets and the benefit obligation (which is the projected benefit obligation for pension plans and the accumulated post-retirement benefit obligation for post-retirement benefit plans). Accumulated comprehensive income (loss) represents the net unrecognized actuarial losses and unrecognized prior service cost. These amounts will be recognized in net periodic benefit cost as they are amortized. We will recognize future changes to the funded status of these plans in the year the change occurs, through other comprehensive income.

**Obligations and Funded Status.** The following table reconciles the funded status of the defined benefit pension plans and the other post-retirement medical benefit plan to the amounts recorded on our Consolidated Balance Sheets at March 31, 2011 and 2010, respectively. Benefit obligation balances presented in the following table reflect the projected benefit obligations for our defined benefit pension plans and the accumulated other post-retirement benefit obligation for our other post-retirement medical benefit plan. The measurement date of our defined benefit pension plans and the other post-retirement medical benefit plan is March 31 for both periods presented.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts)

| | Pension Plans | | | | Other Post-retirement Plan | |
|---|---|---|---|---|---|---|
| | U.S. Qualified | | International | | | |
| | 2011 | 2010 | 2011 | 2010 | 2011 | 2010 |
| **Change in Benefit Obligations:** | | | | | | |
| **Benefit Obligations at Beginning of Year** | **$ 47,638** | $ 42,732 | **$ 11,903** | $ 10,244 | **$ 25,179** | $ 29,882 |
| Service cost | **190** | 185 | **531** | 554 | **—** | — |
| Interest cost | **2,617** | 3,046 | **334** | 368 | **1,169** | 1,948 |
| Actuarial (gain) loss | **2,724** | 6,554 | **(942)** | 821 | **683** | (2,930) |
| Benefits and expenses | **(4,609)** | (4,879) | **(665)** | (1,530) | **(3,231)** | (3,721) |
| Employee contributions | **—** | — | **473** | 498 | **—** | — |
| Curtailments/settlements | **—** | — | **(1,872)** | (1,405) | **—** | — |
| Impact of foreign currency exchange rate changes | **—** | — | **15** | 2,353 | **—** | — |
| **Benefit Obligations at End of Year** | **48,560** | 47,638 | **9,777** | 11,903 | **23,800** | 25,179 |
| **Change in Plan Assets:** | | | | | | |
| **Fair Value of Plan Assets at Beginning of Year** | **40,142** | 26,244 | **9,220** | 8,466 | **—** | — |
| Actual return on plan assets | **4,340** | 9,604 | **445** | 724 | **—** | — |
| Employer contributions | **2,125** | 9,184 | **473** | 498 | **3,231** | 3,721 |
| Employee contributions | **—** | — | **473** | 498 | **—** | — |
| Benefits and expenses paid | **(4,584)** | (4,890) | **(665)** | (1,530) | **(3,231)** | (3,721) |
| Curtailments/settlements | **—** | — | **(1,872)** | (1,405) | **—** | — |
| Impact of foreign currency exchange rate changes | **—** | — | **234** | 1,969 | **—** | — |
| **Fair Value of Plan Assets at End of Year** | **42,023** | 40,142 | **8,308** | 9,220 | **—** | — |
| **Funded Status of the Plans** | **$ (6,537)** | $ (7,496) | **$ (1,469)** | $ (2,683) | **$ (23,800)** | $ (25,179) |

Amounts recognized in the consolidated balance sheets consist of the following:

| | Pension Plans | | | | Other Post-retirement Plan | |
|---|---|---|---|---|---|---|
| | U.S. Qualified | | International | | | |
| | 2011 | 2010 | 2011 | 2010 | 2011 | 2010 |
| Current liabilities | **$ —** | $ — | **$ —** | $ — | **$ (3,274)** | $ (3,340) |
| Noncurrent liabilities | **(6,537)** | (7,496) | **(1,469)** | (2,683) | **(20,526)** | (21,839) |
| | **$ (6,537)** | $ (7,496) | **$ (1,469)** | $ (2,683) | **$ (23,800)** | $ (25,179) |

The pre-tax amount of unrecognized actuarial net loss and unamortized prior service cost included in accumulated other comprehensive income (loss) at March 31, 2011 was ($9,746) and $(12,243), respectively. During fiscal 2012, we will amortize the following pre-tax amounts from accumulated other comprehensive income:

| | Pension Plans | | Other Post-retirement Benefit Plan |
|---|---|---|---|
| | U.S. Qualified Plan | International Plan | |
| Actuarial loss | $ 1,066 | $ — | $ 425 |
| Prior Service Cost | $ — | $ — | $ (3,263) |

Defined benefit plans with an accumulated benefit obligation exceeding the fair value of plan assets had the following plan assets and obligations at March 31, 2011 and 2010:

(dollars in thousands, except per share amounts)

| | U.S. Qualified | | International | | Total | |
|---|---|---|---|---|---|---|
| | 2011 | 2010 | 2011 | 2010 | 2011 | 2010 |
| Aggregate fair value of plan assets | **$ 42,023** | $ 40,142 | **$ 8,308** | $ 9,220 | **$ 50,331** | $ 49,362 |
| Aggregate accumulated benefit obligations | **48,560** | 47,638 | **9,286** | 10,844 | **57,846** | 58,482 |

Defined benefit plans with a projected benefit obligation exceeding the fair value of plan assets had the following plan assets and obligations at March 31, 2011 and 2010:

| | U.S. Qualified | | International | | Total | |
|---|---|---|---|---|---|---|
| | 2011 | 2010 | 2011 | 2010 | 2011 | 2010 |
| Aggregate fair value of plan assets | **$ 42,023** | $ 40,142 | **$ 8,308** | $ 9,220 | **$ 50,331** | $ 49,362 |
| Aggregate projected benefit obligations | **48,560** | 47,638 | **9,777** | 11,903 | **58,337** | 59,541 |

**Components of Net Periodic Benefit Cost and Other Amounts Recognized in Other Comprehensive Income.** Components of the annual net periodic benefit cost of our defined benefit pension plans and our other post-retirement medical benefit plan were as follows:

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts)

| | Pension Plans | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | U.S. Qualified | | | International | | | Other Post-retirement Plan | | |
| | 2011 | 2010 | 2009 | 2011 | 2010 | 2009 | 2011 | 2010 | 2009 |
| Service cost | **$ 190** | $ 185 | $ 210 | **$ 531** | $ 554 | $ 381 | **$ —** | $ — | $ — |
| Interest cost | **2,617** | 3,046 | 2,741 | **334** | 368 | 468 | **1,169** | 1,948 | 2,703 |
| Expected return on plan assets | **(3,033)** | (2,484) | (2,867) | **(356)** | (416) | (522) | **—** | — | — |
| Prior service cost recognition | **—** | — | — | **—** | — | — | **(3,263)** | (3,263) | (3,884) |
| Net amortization and deferral | **1,068** | 1,062 | 526 | **—** | — | (3) | **388** | 626 | 1,366 |
| **Net periodic benefit cost** | **842** | 1,809 | 610 | **509** | 506 | 324 | **(1,706)** | (689) | 185 |
| Curtailments/settlements | **—** | — | — | **(95)** | (63) | (358) | **—** | — | — |
| Termination benefits | **—** | — | — | **—** | — | 807 | **—** | — | — |
| **Total benefit cost** | **$ 842** | $ 1,809 | $ 610 | **$ 414** | $ 443 | $ 773 | **$ (1,706)** | $ (689) | $ 185 |
| **Recognized in other comprehensive (income) loss before tax:** | | | | | | | | | |
| Amendment of prior service cost (credit) | **$ —** | $ — | $ — | **$ —** | $ — | $ — | **$ —** | $ — | $(46,001) |
| Net loss (gain) occurring during year | **1,393** | (554) | 8,323 | **(1,031)** | 502 | 864 | **683** | (2,930) | (4,750) |
| Amortization of prior service credit (cost) | **—** | — | — | **—** | — | — | **3,263** | 3,263 | 3,884 |
| Amortization of net (loss) gain | **(1,068)** | (1,132) | (636) | **95** | 63 | 37 | **(388)** | (626) | (1,366) |
| Amortization of transition asset (obligation) | **—** | 70 | 110 | **—** | — | — | **—** | — | — |
| **Total recognized in other comprehensive loss (income)** | **325** | (1,616) | 7,797 | **(936)** | 565 | 901 | **3,558** | (293) | (48,233) |
| **Total recognized in total benefits cost and other comprehensive loss (income)** | **$ 1,167** | $ 193 | $ 8,407 | **$ (522)** | $ 1,008 | $ 1,674 | **$ 1,852** | $ (982) | $(48,048) |

**Assumptions Used in Calculating Benefit Obligations and Net Periodic Benefit Cost.** The following table presents significant assumptions used to determine the projected benefit obligations at March 31:

| | 2011 | 2010 |
|---|---|---|
| **Discount Rate:** | | |
| U.S. qualified pension plan | **5.25%** | 5.75% |
| Switzerland pension plan | **2.75%** | 3.00% |
| Other post-retirement plan | **4.50%** | 5.00% |
| **Expected Return on Plan Assets:** | | |
| U.S. qualified pension plan | **8.00%** | 8.00% |
| Switzerland pension plan | **3.25%** | 4.00% |
| **Rate of Compensation Increase:** | | |
| Switzerland pension plan | **2.50%** | 2.50% |

(dollars in thousands, except per share amounts)

The following table presents significant assumptions used to determine the net periodic benefit costs for the years ended March 31:

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| **Discount Rate:** | | | |
| U.S. qualified pension plan | **5.75%** | 7.50% | 6.00% |
| Switzerland pension plan | **3.00%** | 3.25% | 3.75% |
| Other post-retirement plan | **5.00%** | 7.00% | 6.00% |
| **Expected Return on Plan Assets:** | | | |
| U.S. qualified pension plan | **8.00%** | 8.00% | 8.00% |
| Switzerland pension plan | **4.00%** | 4.50% | 4.50% |
| **Rate of Compensation Increase:** | | | |
| Switzerland pension plan | **2.50%** | 2.50% | 2.50% |

The net periodic benefit cost and the actuarial present value of projected benefit obligations are based upon assumptions that we review on an annual basis. These assumptions may be revised annually based upon an evaluation of long-term trends, as well as market conditions that may have an impact on the cost of providing benefits.

We develop our expected long-term rate of return on plan assets assumptions by evaluating input from third-party professional advisors, taking into consideration the asset allocation of the portfolios and the long-term asset class return expectations.

We develop our discount rate assumptions by evaluating input from third-party professional advisors, taking into consideration the current yield on country specific investment grade long-term bonds which provide for similar cash flow streams as our projected obligations.

We have made assumptions regarding healthcare costs in computing our other post-retirement benefit obligation. The assumed rates of increase generally decline ratably over a five-year period from the assumed current year healthcare cost trend rate to the assumed long-term healthcare cost trend rate noted below.

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| Healthcare cost trend rate – medical | 10.0% | 11.0% | 9.0% |
| Healthcare cost trend rate – prescription drug | 10.0% | 11.0% | 9.0% |
| Long-term healthcare cost trend rate | 5.0% | 5.0% | 5.0% |

To determine the healthcare cost trend rates, we evaluate a combination of information, including ongoing claims cost monitoring, annual statistical analyses of claims data, reconciliation of forecasted claims against actual claims, review of trend assumptions of other plan sponsors and national health trends, and adjustments for plan design changes, workforce changes, and changes in plan participant behavior.

A one-percentage-point change in assumed healthcare cost trend rates (including medical, prescription drug, and long-term rates) would have had the following effect at March 31, 2011:

| | One-Percentage Point | |
|---|---|---|
| | Increase | Decrease |
| Effect on total service and interest cost components | $ 11 | $ (10) |
| Effect on other post-retirement benefit obligation | 217 | (207) |

**Plan Assets.** Our United States and Switzerland defined benefit pension plans are funded. The following table presents the targeted asset allocation of plan assets at March 31, 2011 and the actual allocation of plan assets at March 31, 2011 and 2010 for these plans:

| | Long-Term Target Allocation Percentage | Percentage of Plan Assets March 31 | |
|---|---|---|---|
| | | 2011 | 2010 |
| **U.S. Qualified Plan:** | | | |
| Equity securities | 60% | **57.7%** | 59.1% |
| Debt securities | 40% | **41.4%** | 40.0% |
| Cash | 0% | **0.9%** | 0.9% |
| **Total** | 100% | **100%** | 100% |
| **Switzerland Plan:** | | | |
| Equity securities | 0% | **0%** | 38.7% |
| Debt securities | 0% | **0%** | 9.4% |
| Cash | 0% | **0%** | 22.9% |
| Insurance contracts | 100% | **100%** | 29.0% |
| **Total** | 100% | **100%** | 100% |

The long-term target allocations in the preceding table reflect our asset class return expectations and tolerance for investment risk within the context of the pension plans' long-term benefit obligations. Investment policies, strategies, and long-term target allocations are developed on a plan specific and country specific basis. We continually challenge the long-term target asset allocations and support the allocations by an analysis that incorporates historical and expected returns by asset class as well as volatilities across asset classes and our liability profile. Due to market conditions and other factors, actual asset allocations may vary from the long-term target allocations presented in the preceding table. Plan assets are managed by outside investment managers. If asset allocations move outside of the target ranges, the portfolios are rebalanced. For the purpose of the above analysis, debt and equity securities include fixed income and equity security mutual funds, respectively. At March 31, 2011 and 2010, the plans' assets did not include investments in STERIS common shares.

Financial instruments included in pension plan assets are categorized into three tiers. These tiers include a fair value hierarchy of three levels, based on the degree of subjectivity inherent in the valuation methodology as follows:

Level 1 - Quoted prices for identical assets in active markets.

Level 2 - Quoted prices for similar assets in active markets with inputs that are observable, either directly or indirectly.

Level 3 - Unobservable prices or inputs in which little or no market data exists.

The fair value of our pension benefits plan assets at March 31, 2011 and 2010 by asset category is as follows:

| | Fair Value Measurements at March 31, 2011 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | U.S. Qualified Pension Plan | | | | International Plan | | | |
| (In millions) | Total | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Other Unobservable Inputs (Level 3) | Total | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Other Unobservable Inputs (Level 3) |
| **Cash and Short Term Securities** | **$ 359** | **$ 359** | **$ —** | **$ —** | **$ —** | **$ —** | **$ —** | **$ —** |
| **Equity Securities** | | | | | | | | |
| Mutual Funds | **24,229** | **24,229** | **—** | **—** | **—** | **—** | **—** | **—** |
| **Debt Securities** | | | | | | | | |
| Mutual Funds | **17,435** | **17,435** | **—** | **—** | **—** | **—** | **—** | **—** |
| **Insurance Contracts** | **$ —** | **—** | **—** | **—** | **$ 8,308** | **—** | **—** | **8,308** |
| Total Plan Assets | **$ 42,023** | **$ 42,023** | **$ —** | **$ —** | **$ 8,308** | **$ —** | **$ —** | **$ 8,308** |

| | Fair Value Measurements at March 31, 2010 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | U.S. Qualified Pension Plan | | | | International Plan | | | |
| (In millions) | Total | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Other Unobservable Inputs (Level 3) | Total | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Other Unobservable Inputs (Level 3) |
| **Cash and Short Term Securities** | $ 361 | $ 361 | $ — | $ — | $ 2,109 | $ 2,109 | $ — | $ — |
| **Equity Securities** | | | | | | | | |
| Mutual Funds | 23,714 | 23,714 | — | — | 3,560 | 3,560 | — | — |
| **Debt Securities** | | | | | | | | |
| Government Bonds | — | — | — | — | 192 | 192 | — | — |
| Mutual Funds | 16,067 | 16,067 | — | — | 673 | 673 | — | — |
| **Other Investments** | — | — | — | — | 2,686 | — | 2,686 | — |
| Total Plan Assets | $ 40,142 | $ 40,142 | $ — | $ — | $ 9,220 | $ 6,534 | $ 2,686 | $ — |

In fiscal 2011, we liquidated the international plan assets categorized as level 1 and 2 and reinvested in insurance contracts categorized as level 3.

**Cash Flows.** We contribute amounts to our defined benefit pension plans at least equal to the minimum amounts required by applicable employee benefit laws and local tax laws. We have recorded liabilities for amounts greater than the required funding levels on our accompanying Consolidated Balance Sheets. As of March 31, 2011, we expect to make contributions of approximately $2,168 to the U.S. qualified defined benefit pension plan in fiscal 2012.

Based upon the actuarial assumptions utilized to develop our benefit obligations at March 31, 2011, the following benefit payments are expected to be made to plan participants:

| | Defined Benefit Pension Plans | | | Other Post-Retirement Benefit Plan | | |
|---|---|---|---|---|---|---|
| | U.S. Qualified | International | Total | Gross Benefit Payments | Medicare Reimbursement | Total |
| 2012 | $ 4,263 | $ 470 | $ 4,733 | $ 3,505 | $ (231) | $ 3,274 |
| 2013 | 4,157 | 894 | 5,051 | 3,355 | (243) | 3,112 |
| 2014 | 4,037 | 696 | 4,733 | 3,177 | (253) | 2,924 |
| 2015 | 3,929 | 524 | 4,453 | 2,960 | (262) | 2,698 |
| 2016 | 3,868 | 1,118 | 4,986 | 2,733 | (267) | 2,466 |
| 2017-2021 | 18,114 | 4,044 | 22,158 | 9,271 | (1,215) | 8,056 |

In the preceding table, projected benefit payments denominated in foreign currencies have been calculated based upon March 31, 2011 foreign currency exchange rates.

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act") provides a prescription drug benefit for Medicare beneficiaries, a benefit we provide to Medicare eligible retirees covered by our post-retirement benefits plan. We have concluded that the prescription drug benefit provided in our post-retirement benefit plan is considered to be actuarially equivalent to the benefit provided under the Act and thus qualifies for the subsidy under the Act. As a result, all the measures of our accumulated post-retirement benefit obligation and net periodic benefit cost in the accompanying consolidated financial statements and notes reflect the effects of the Act on the plan for the entire fiscal year. This expected future subsidy reduced our accumulated post-retirement benefit obligation and our net periodic benefit cost as of and for the fiscal year ended March 31, 2011 by $3,405 and $666, respectively. We collected subsidies totaling approximately $768 and $79, during fiscal 2011 and fiscal 2010, which reduced our net post-retirement medical payments.

(dollars in thousands, except per share amounts)

**Defined Contribution Plans.** We maintain a 401(k) defined contribution plan for eligible employees. We provide a match on a specified portion of an employee's contribution as approved by the Company's Board of Directors. The plan assets are held in trust and invested as directed by the plan participants. The aggregate fair value of plan assets was $304,882 at March 31, 2011. At March 31, 2011, the plan held 876,892 STERIS common shares with a fair value of $30,288. We paid dividends of $498, $2,253, and $262 to the plan and participants on STERIS common stock held by the plan for the years ended March 31, 2011, 2010, and 2009, respectively. We contributed $7,476, $6,226, and $5,965, to the defined contribution plan for the years ended March 31, 2011, 2010, and 2009, respectively.

We also maintain a domestic non-qualified deferred compensation plan covering certain employees, which allows for the deferral of compensation for an employee-specified term or until retirement or termination. Employee contributions to this plan were $237, $594, and $567 in fiscal 2011, fiscal 2010, and fiscal 2009, respectively. We hold investments in mutual funds to satisfy future obligations of the plan. We account for these assets as available-for-sale securities and they are included in "Other assets" on our accompanying Consolidated Balance Sheets, with a corresponding liability for the plan's obligation recorded in "Accrued expenses and other." The aggregate value of the assets was $2,493 and $1,778 at March 31, 2011 and March 31, 2010, respectively. Realized gains and losses on these investments are recorded in "Interest and miscellaneous income" within "Non-operating expenses" on our accompanying Consolidated Statements of Income. Changes in the fair value of the assets are recorded in other comprehensive income on our accompanying balance sheets.

## 11. COMMITMENTS AND CONTINGENCIES

We are, and will likely continue to be, involved in a number of legal proceedings, government investigations, and claims, which we believe generally arise in the course of our business, given our size, history, complexity, and the nature of our business, products, Customers, regulatory environment, and industries in which we participate. These legal proceedings, investigations and claims generally involve a variety of legal theories and allegations, including, without limitation, personal injury (e.g., slip and falls, burns, vehicle accidents), product liability or regulation (e.g., based on product operation or claimed malfunction, failure to warn, failure to meet specification, or failure to comply with regulatory requirements), product exposure (e.g., claimed exposure to chemicals, asbestos, contaminants, radiation), property damage (e.g., claimed damage due to leaking equipment, fire, vehicles, chemicals), commercial claims (e.g., breach of contract, economic loss, warranty, misrepresentation), financial (e.g., taxes, reporting), employment (e.g., wrongful termination, discrimination, benefits matters), and other claims for damage and relief.

We believe we have adequately reserved for our current litigation and claims that are probable and estimable, and further believe that the ultimate outcome of these pending lawsuits and claims will not have a material adverse affect on our consolidated financial position or results of operations taken as a whole. Due to their inherent uncertainty, however, there can be no assurance of the ultimate outcome or effect of current or future litigation, investigations, claims or other proceedings (including without limitation the matters discussed below). For certain types of claims, we presently maintain product liability insurance coverage and other liability coverages in amounts and with deductibles that we believe are prudent, but there can be no assurance that these coverages will be applicable or adequate to cover adverse outcomes of claims or legal proceedings against us.

As previously disclosed, we received a warning letter (the "warning letter") from the FDA on May 16, 2008 regarding our SYSTEM 1 sterile processor and the STERIS 20 sterilant used with the processor (sometimes referred to collectively in the FDA letter and in this note 11 as the "device"). Among other matters, the warning letter included the FDA's assertion that significant changes or modifications had been made in the design, components, method of manufacture, or intended use of the device beyond the FDA's 1988 clearance, such that the FDA believed a new premarket notification submission (known within FDA regulations as a 510(k) submission) should have been made, and the assertion that our failure to make such a submission resulted in violations of applicable law. On July 30, 2008 (with an Addendum on October 9, 2008), we provided a detailed response contending that the assertions in the warning letter were not correct. On November 4, 2008, we received a letter from the FDA (dated November 3, 2008) in which the FDA stated without elaboration that, after reviewing our response, it disagreed with our position and that a new premarket notification submission was required. After discussions with the FDA regarding the November 3rd letter, we received an additional letter on November 6, 2008 from the FDA. The November 6th letter stated that the intent of the November 3rd letter was to inform us of the FDA's preliminary disagreement with our response to the warning letter and, before finalizing a position, the FDA reiterated that it wanted to meet with us to discuss the Company's response, issues related to the warning letter and next steps to resolve any differences between the Company and the FDA. We thereafter met with the FDA and, on January 20, 2009, we announced that we had submitted to the FDA a new liquid chemical sterilant processing system for 510(k) clearance, and we communicated to Customers that we would continue supporting the existing

(dollars in thousands, except per share amounts)

SYSTEM 1 installed base in the U.S. for at least a two year period from that date. (On April 5, 2010, we received FDA clearance of the new liquid chemical sterilant processing system (SYSTEM 1E).)

On December 3, 2009, the FDA provided a notice ("notice") to healthcare facility administrators and infection control practitioners describing FDA's "concerns about the SYSTEM 1 Processor, components and accessories, and FDA recommendations." In the notice, among other things, FDA stated its belief that the SYSTEM 1 device had been significantly modified, that FDA had not cleared or approved the modified device, and that FDA had not determined whether the SYSTEM 1 was safe or effective for its labeled claims. The notice further stated that use of a device that does not properly sterilize or disinfect a medical or surgical device poses risks to patients and users, including the transmission of pathogens, exposure to hazardous chemicals and affect the quality and functionality of reprocessed instruments. The notice stated that FDA was aware of reports of malfunctions of the SYSTEM 1 that had the potential to cause or contribute to serious injuries to patients, such as infections, or injuries to healthcare staff, such as burns. Included in FDA's December 3, 2009 notice was a recommendation from FDA that if users had acceptable alternatives to meet sterilization and disinfection needs, they should transition to that alternative as soon as possible. After its December 3, 2009 notice, we engaged in extensive discussions with the FDA regarding a comprehensive resolution of this matter. During this transition period, we continued to support the existing SYSTEM 1 installed base by providing accessories, sterilant, service and parts to U.S. Customers.

In April 2010 we reached agreement with the FDA on the terms of a consent decree ("Consent Decree"). On April 19, 2010, a Complaint and Consent Decree were filed in the U.S. District Court for the Northern District of Ohio, and on April 20, 2010, the Court approved the Consent Decree. In general, the Consent Decree addresses regulatory matters regarding SYSTEM 1, restricts further sales of SYSTEM 1 processors in the U.S., defines certain documentation and other requirements for continued service and support of SYSTEM 1 in the U.S., prohibits the sale of liquid chemical sterilization or disinfection products in the U.S. that do not have FDA clearance, describes various process and compliance matters, and defines penalties in the event of violation of the Consent Decree.

The Consent Decree also provides that we may continue to support our Customers' use of SYSTEM 1 in the U.S., including the sale of consumables, parts and accessories and service for a transition period, not to extend beyond August 2, 2011, subject to compliance with requirements for documentation of the Customer's need for continued support and other conditions and limitations (the "Transition Plan"). This transition period has since been extended by the FDA until February 2, 2012. Our Transition Plan includes the "SYSTEM 1 Rebate Program" (the "Rebate Program"). In April 2010, we began to offer rebates to qualifying Customers. Generally, U.S. Customers that purchased SYSTEM 1 processors directly from us or who are current users of SYSTEM 1 and who return their units will have the option of either a pro-rated cash rebate or a rebate toward the future purchase of new STERIS capital equipment (including SYSTEM 1E) or consumable products. In addition, we will provide credits for SYSTEM 1 consumables in unbroken packaging and within shelf life and for the unused portion of SYSTEM 1 service contracts. As a result, we recorded a pre-tax liability of $110,004 related to the SYSTEM 1 Rebate Program. Of the $110,004, $102,313 is attributable to the Customer Rebate portion of the Program and was recorded as a reduction of revenues, and $7,691 is attributable to the disposal liability of the SYSTEM 1 units to be returned and was recorded as an increase in cost of revenues. This also resulted in a $110,004 reduction in operating income. The Rebate Program balance at March 31, 2011 is $107,887.

Recording the obligations associated with the Rebate Program requires the use of estimates and assumptions. The use of estimates and assumptions involves judgments with respect to factors that may impact the ultimate outcome and may be beyond management's control. The amount recognized during the first quarter of fiscal 2011 is based upon the quantity of SYSTEM 1 processors eligible for rebates and the estimated value of rebates to be provided upon their return. Rebates of $102,313 are recognized as contra-revenue consistent with other returns and allowances offered to Customers. The estimated cost of $7,691 to facilitate the return and disposal of the processors has been recognized as cost of revenues. Both components are recorded as current liabilities. The key assumptions involved in the estimates associated with the Rebate Program include: the number and age of SYSTEM 1 processors eligible for rebates under the Rebate Program, the number of Customers that will elect to participate in the Rebate Program, the proportion of Customers that will choose each rebate option, and the estimated per unit costs of disposal.

The number and age of SYSTEM 1 processors has been estimated based on our historical sales and service records and we have assumed that 100% of eligible Customers will elect to participate in the Rebate Program. In order to estimate the portion of Customers that will choose each available rebate option, we first assessed the trend in sales of the proprietary consumable products utilized in the SYSTEM 1 processor. We noted a decline of approximately 19% in shipments during the period

(dollars in thousands, except per share amounts)

between the notice and the announcement of the Rebate Program which indicated that a portion of our Customers had already transitioned away from the SYSTEM 1 technology. The remaining 81%, provided the best available indication of the portion of Customers likely to elect the rebate for the SYSTEM 1E processor. Order and quote data for the fiscal 2011 year provides indications of the proportion of Customers that are expected to choose each of the other cash and rebate options. The per unit costs associated with disposal were estimated based on the service hours involved and quotes from our vendors which are based on current freight and disposal contracts.

The Consent Decree has defined the resolution of a number of issues regarding SYSTEM 1, and we believe our actions since January 2009 with respect to SYSTEM 1, including the Transition Plan, were and are not recalls, corrections or removals under FDA regulations. However, there is no assurance that these or other claims will not be brought or that judicial, regulatory, administrative or other legal or enforcement actions, notices or remedies will not be pursued, or that action will not be taken in respect of the Consent Decree, the Transition Plan, SYSTEM 1, the EPS System (described subsequently), or otherwise with respect to regulatory or compliance matters, as described in this note 11 or in various portions of Item 1A. of Part I of this Annual Report on Form 10-K.

Our assumptions regarding the response of our Customers to the Rebate Program could be wrong and actual results could be different from these estimates. For example, if all Customers elected the maximum incentive rebate associated with the SYSTEM 1E processor rebate, the total estimated rebate liability of $102,313 would increase to approximately $111,000. Conversely, if all Customers elected the cash rebate option, the total estimated rebate liability would decrease to approximately $52,000.

In December of 2010, we began shipping SYSTEM 1E units in limited numbers, after having received FDA clearance for the SYSTEM 1E chemical indicator, which is used in conjunction with the SYSTEM 1E. We have also requested FDA clearance or approval of an additional indicator for SYSTEM 1E, although this indicator is not required by regulation to sell or operate the device. No assurance can be made that the FDA will agree to this request.

Also in April, 2010 we voluntarily submitted information regarding modifications to the Reliance EPS Endoscope Processing System (the "EPS System") to the FDA. These incremental modifications to the EPS System were considered minor by us. FDA subsequently advised us that it believed a new pre-market notification (510(k)) for those modifications should be submitted. We thereafter submitted this pre-market notification to the FDA. We also suspended shipments of EPS Systems in the U.S. pending FDA review of the submission but continued servicing and providing consumables necessary for the continued use of the EPS Systems. In December 2010, we received FDA clearance of the modified EPS System and immediately resumed shipment in the U.S.

On February 10, 2011, we received a warning letter from the FDA regarding our Verify® SixCess Class 6 Challenge Packs and Verify SixCess Class 6 Chemical Indicators. These devices are intended for use in steam sterilization applications. The Verify SixCess Class 6 Challenge Packs and Verify SixCess Class 6 Chemical Indicators are not related to the STERIS SYSTEM 1E Liquid Chemical Sterilant Processing System. This FDA warning letter claims that certain promotional materials related to these devices include incorrect statements and, as a result of those statements, the warning letter claims that these devices are misbranded under the U.S. Food, Drug and Cosmetic Act. We have responded to this warning letter and do not believe that the impact of this event will have a material adverse effect on our financial results.

On February 5, 2010, a complaint was filed by a Customer that claims to have purchased two SYSTEM 1 devices from STERIS, Physicians of Winter Haven LLC d/b/a Day Surgery Center v. STERIS Corp., Case No. 1:1-cv-00264-CAB (N.D. Ohio). The complaint alleges statutory violations, breaches of various warranties, negligence, failure to warn, and unjust enrichment. Plaintiff seeks class certification, damages, and other legal and equitable relief including, without limitation, attorneys' fees and an order requiring STERIS to replace, recall or adequately repair the product and/or to take appropriate regulatory action. On February 7, 2011 we entered into a settlement agreement in which we agreed, among other things, to provide various categories of economic relief for members of the settlement class and not object to plaintiff's counsel's application to the court for attorneys' fees and expenses up to a specified amount. The settlement has been preliminarily approved by the court. Both certification of a settlement class and final approval of the settlement require approval of the court and satisfaction of certain other conditions. There is no assurance that the court will take such actions, that such conditions will be satisfied, or that this matter will be resolved, or be resolved consistent with the terms and conditions of such settlement agreement. During the third quarter of fiscal 2011, we recorded in operating expenses a pre-tax charge of approximately $19,796 related to the proposed settlement of these proceedings. The assumptions regarding the amount of this charge include,

(dollars in thousands, except per share amounts)

among others, the portion of class members participating in the settlement and their choice of the categories of economic relief available for such members. These assumptions may be incorrect and the costs of the settlement may be higher or lower than the charge recorded. The actual settlement could be as low as $7,000 and as high as $22,000 depending on the options selected by the class members.

This putative class action or other civil, criminal, regulatory or other proceedings involving our SYSTEM 1, SYSTEM 1E, EPS System, or other products or services could possibly result in judgments, settlements or administrative or judicial decrees requiring us, among other actions, to pay damages or fines or effect recalls, or be subject to other governmental, Customer or other third party claims or remedies, which could materially affect our business, performance, prospects, value, financial condition, and results of operations.

For additional information regarding these matters, see the following portions of this Annual Report on Form 10-K: "Business - Information with respect to our Business in General - Government Regulation", and the "Risk Factor" titled: "We may be adversely affected by product liability claims or other legal actions or regulatory or compliance matters, including the Warning Letter and Consent Decree.", the "Risk Factor" titled: "Our business may be adversely affected as a result of the U.S. Food and Drug Administration notices to healthcare administrators and device manufacturers, and related matters," and the "Risk Factor" titled "Compliance with the Consent Decree may be more costly and burdensome than anticipated."

From time to time, STERIS is also involved in legal proceedings as a plaintiff involving contract, patent protection, and other claims asserted by us. Gains, if any, from these proceedings are recognized when they are realized.

We are subject to taxation from United States federal, state, and local, and foreign jurisdictions. Tax positions are settled primarily through the completion of audits within each individual jurisdiction or the closing of statute of limitation. Changes in applicable tax law or other events may also require us to revise past estimates. We describe income taxes further in Note 9 to our consolidated financial statements titled, "Income Taxes", in this Annual Report on Form 10-K.

Additional information regarding our contingencies is included in Item 7 of Part II titled, "Management's Discussion and Analysis of Financial Conditions and Results of Operations," and in Item 3 of Part I titled, "Legal Proceedings" contained in this Annual Report on Form 10-K.

As of March 31, 2011 and 2010, our commercial commitments totaled $34,330 and $36,706, respectively. Commercial commitments include standby letters of credit, letters of credit required as security under our self-insured risk retention policies, and other potential cash outflows resulting from an event that requires payment by us. Approximately $7,740 and $8,341, respectively, of the totals at March 31, 2011 and 2010 relate to letters of credit required as security under our self-insured risk retention policies.

As of March 31, 2011 and 2010, we had minimum purchase commitments with suppliers for raw material purchases totaling $40,455 and $17,666, respectively.

**12. BUSINESS SEGMENT INFORMATION**

We operate and report in three reportable business segments: Healthcare, Life Sciences, and Isomedix. "Corporate and other," which is presented separately, contains the Defense and Industrial business unit plus costs that are associated with being a publicly traded company and certain other corporate costs.

Our Healthcare segment manufactures and sells capital equipment, accessory, consumable, and service solutions to healthcare providers, including acute care hospitals and surgery centers. These solutions aid our Customers in improving the safety, quality, and productivity of their surgical, sterile processing, gastrointestinal, and emergency environments.

Our Life Sciences segment manufactures and sells engineered capital equipment, formulated cleaning chemistries, and service solutions to pharmaceutical companies, and private and public research facilities around the globe.

Our Isomedix segment operates through a network of 18 facilities located in North America. We sell a comprehensive array of contract sterilization services using gamma irradiation, and ethylene oxide ("EO") technologies. We provide sterilization and microbial reduction services to companies that supply products to the healthcare, industrial, and consumer products industries.

Financial information for each of our segments is presented in the following table. Operating income (loss) for each segment is calculated as the segment's gross profit less direct expenses and indirect cost allocations, which results in the full allocation of all distribution and research and development expenses, and the partial allocation of corporate costs. These

(dollars in thousands, except per share amounts)

allocations are based upon variables such as segment headcount and revenues. In addition, the Healthcare segment is responsible for the management of all but one manufacturing facility and uses standard cost to sell products to the Life Sciences segment. "Corporate and other" includes the gross profit and direct expenses of the Defense and Industrial business unit, as well as certain unallocated corporate costs related to being a publicly traded company and legacy pension and post-retirement benefits.

The accounting policies for segments are the same as those for the consolidated Company. For the year ended March 31, 2011, revenues from a single Customer did not equal ten percent or more of any segment's revenues.

| Years Ended March 31, | 2011 | 2010 | 2009 |
|---|---|---|---|
| **Revenues:** | | | |
| Healthcare (1) | **$ 835,832** | $ 892,474 | $ 931,263 |
| Life Sciences | **215,437** | 218,209 | 216,701 |
| Isomedix | **152,242** | 140,871 | 142,645 |
| **Total Reportable Segments** | **1,203,511** | 1,251,554 | 1,290,609 |
| Corporate and other | **3,937** | 6,179 | 7,916 |
| **Total Revenues** | **$ 1,207,448** | $ 1,257,733 | $ 1,298,525 |
| **Operating Income:** | | | |
| Healthcare (2) | **$ 21,317** | $ 151,520 | $ 132,601 |
| Life Sciences | **33,069** | 30,952 | 18,413 |
| Isomedix | **39,833** | 31,103 | 34,763 |
| **Total Reportable Segments** | **94,219** | 213,575 | 185,777 |
| Corporate and other | **(9,007)** | (9,863) | (10,332) |
| **Total Operating Income** | **$ 85,212** | $ 203,712 | $ 175,445 |

(1) Includes a reduction of $102,313 resulting from the SYSTEM 1 Rebate Program.

(2) Includes reductions of $110,004, resulting from the SYSTEM 1 Rebate Program, and $19,796, resulting from the proposed class action settlement.

For the year ended March 31, 2011, pre-tax restructuring expenses of $1,020, $190 and $142 are included in the operating results of the Healthcare, Life Sciences and Isomedix segments, respectively. For the year ended March 31, 2010, pre-tax restructuring expenses of $3,839 and $555 are included in the operating results of the Healthcare and Life Sciences segments, respectively. For the year ended March 31, 2009, pre-tax restructuring expenses of $11,399, $2,562, $40 and $(1) are included in the operating results of the Healthcare, Life Sciences, and Isomedix segments, and in Corporate and other, respectively.

Assets include the current and long-lived assets directly attributable to the segment based on the management of the location or on utilization. Certain corporate assets were allocated to the reportable segments based on revenues. Assets attributed to sales and distribution locations are only allocated to the Healthcare and Life Sciences segments. Capital expenditures and depreciation and amortization are allocated to the segments based on variables such as headcount and revenues. Capital expenditures and depreciation and amortization related to research and development efforts are allocated to the Healthcare and Life Sciences segments based on the respective proportion of research and development expenses. "Corporate and other" includes assets, capital expenditures, and depreciation and amortization directly attributable to the Defense and Industrial business unit, as well as certain unallocated amounts related to being a publicly traded company.

Individual facilities, equipment, and intellectual properties are utilized for production by both the Healthcare and Life Sciences segments at varying levels over time. As a result, an allocation of total assets, capital expenditures, and depreciation and amortization is not meaningful to the individual performance of the Healthcare and Life Sciences segments. Therefore, their respective amounts are reported together.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts)

| March 31, | 2011 | 2010 |
|---|---|---|
| **Assets:** | | |
| Healthcare and Life Sciences | **$ 1,072,892** | $ 895,694 |
| Isomedix | **352,153** | 341,452 |
| **Total Reportable Segments** | **1,425,045** | 1,237,146 |
| Corporate and other | **1,640** | 1,256 |
| **Total Assets** | **$ 1,426,685** | $ 1,238,402 |

| Years Ended March 31, | 2011 | 2010 | 2009 |
|---|---|---|---|
| **Capital Expenditures:** | | | |
| Healthcare and Life Sciences | **$ 36,156** | $ 20,602 | $ 15,278 |
| Isomedix | **41,271** | 23,454 | 25,559 |
| **Total Reportable Segments** | **77,427** | 44,056 | 40,837 |
| Corporate and other | **15** | 31 | 52 |
| **Total Capital Expenditures** | **$ 77,442** | $ 44,087 | $ 40,889 |
| **Depreciation, Depletion, and Amortization:** | | | |
| Healthcare and Life Sciences | **$ 30,188** | $ 32,640 | $ 34,866 |
| Isomedix | **24,183** | 23,553 | 23,848 |
| **Total Reportable Segments** | **54,371** | 56,193 | 58,714 |
| Corporate and other | **18** | 25 | 59 |
| **Total Depreciation, Depletion, and Amortization** | **$ 54,389** | $ 56,218 | $ 58,773 |

Financial information for each of our United States and international geographic areas is presented in the following table. Revenues are based on the location of these operations and their Customers. Property, plant and equipment, net are those assets that are identified within the operations in each geographic area.

| Years Ended March 31, | 2011 | 2010 | 2009 |
|---|---|---|---|
| **Revenues:** | | | |
| United States | **$ 882,281** | $ 949,637 | $ 993,487 |
| International | **325,167** | 308,096 | 305,038 |
| **Total Revenues** | **$ 1,207,448** | $ 1,257,733 | $ 1,298,525 |

| March 31, | 2011 | 2010 |
|---|---|---|
| **Property, Plant, and Equipment, Net** | | |
| United States | **$ 318,110** | $ 301,405 |
| International | **52,292** | 45,453 |
| **Property, Plant, and Equipment, Net** | **$ 370,402** | $ 346,858 |

## 13. COMMON SHARES

We calculate basic earnings per common share based upon the weighted average number of common shares outstanding. We calculate diluted earnings per share based upon the weighted average number of common shares outstanding plus the dilutive effect of common share equivalents calculated using the treasury stock method. The following is a summary of common shares and common share equivalents outstanding used in the calculations of basic and diluted earnings per share:

| (in thousands) | Years Ended March 31, 2011 | 2010 | 2009 |
|---|---|---|---|
| Weighted average common shares outstanding – basic | **59,306** | 58,826 | 58,778 |
| Dilutive effect of common share equivalents | **842** | 597 | 670 |
| Weighted Average Common Shares and Equivalents – diluted | **60,148** | 59,423 | 59,448 |

Options to purchase the following number of common shares were outstanding but excluded from the computation of diluted earnings per share because the combined exercise prices, unamortized fair values, and assumed tax benefits upon exercise were greater than the average market price for the common shares during the periods, so including these options would be anti-dilutive:

| (shares in thousands) | Years Ended March 31, 2011 | 2010 | 2009 |
|---|---|---|---|
| Number of common share options | **383** | 1,138 | 1,286 |

## 14. REPURCHASES OF COMMON SHARES

In March 2008, we announced that the Company's Board of Directors provided authorization to repurchase up to $300,000 of STERIS common shares. The March 2008 common share repurchase authorization does not have a stated maturity date. Under this authorization, we may purchase shares from time to time through open market purchases, including transactions pursuant to Rule 10b5-1 plans, or privately negotiated transactions.

Under the stock repurchase authorization provided by our Board of Directors, we repurchased 925,848 of our common shares during fiscal 2011 in the aggregate amount of $29,462, representing an average price of $31.82 per common share. We did not repurchase any shares under this authorization during fiscal 2010. During fiscal 2009, we paid an aggregate amount of $80,466 for the repurchase of 2,646,177 of our common shares, representing an average price of $30.41 per common share. This includes certain March 2008 repurchases of 225,000 of our common shares for an aggregate amount of $6,028 that were not settled until April 2008.

We obtained 15,224 of our common shares during fiscal 2011 in the aggregate amount of $503 in connection with stock-based compensation award programs. We obtained 11,220 of our common shares during fiscal 2010 in the aggregate amount of $310 in connection with these programs. At March 31, 2011, $174,402 remained available for the repurchase of STERIS common shares pursuant to the March 2008 Board authorization.

## 15. SHARE-BASED COMPENSATION

We maintain a long-term incentive plan that makes available common shares for grants, at the discretion of the Compensation Committee of the Board of Directors, to officers, directors, and key employees in the form of stock options, restricted shares, restricted share units, and stock appreciation rights. Stock options provide the right to purchase our common shares at the market price on the date of grant, subject to the terms of the option plans and agreements. Generally, one-fourth of the stock options granted become exercisable for each full year of employment following the date of grant. Stock options granted generally expire 10 years after the date of grant, or earlier if an option holder is no longer employed by us. Restricted shares and restricted share units generally cliff vest over an approximately three or four-year period. As of March 31, 2011, 3,519,891 shares remain available for grant under the long-term incentive plan.

The fair value of share-based compensation awards was estimated at their grant date using the Black-Scholes-Merton option pricing model. This model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable, characteristics that are not present in our option grants. If the model permitted consideration of the unique characteristics of employee stock options, the resulting estimate of the fair value of the stock options could be different. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in our Consolidated Statements of Income. The expense is classified as cost of goods sold or selling, general, and administrative expenses in a manner consistent with the employee's compensation and benefits.

The following weighted average assumptions were used for options granted during fiscal 2011, fiscal 2010, and fiscal 2009:

(dollars in thousands, except per share amounts)

| | Fiscal 2011 | Fiscal 2010 | Fiscal 2009 |
|---|---|---|---|
| Risk-free interest rate | **2.68%** | 1.89% | 2.65% |
| Expected life of options | **5.7 years** | 5.5 years | 5.6 years |
| Expected dividend yield of stock | **1.59%** | 1.49% | 0.86% |
| Expected volatility of stock | **30.13%** | 27.96% | 27.72% |

The risk-free interest rate is based upon the U.S. Treasury yield curve. The expected life of options is reflective of our historical experience, vesting schedules, and contractual terms. The expected dividend yield of stock represents our best estimate of expected future dividend yield. The expected volatility of stock is derived by referring to our historical stock prices over a time frame similar to that of the expected life of the grant. An estimated forfeiture rate of 2.27, 2.39 and 2.86 percent was applied in fiscal years 2011, 2010, and 2009, respectively. This rate is calculated based upon historical activity and represents an estimate of the granted awards not expected to vest. If actual forfeitures differ from this calculated rate, we may be required to make additional adjustments to compensation expense in future periods. The assumptions used above are reviewed at the time of each significant option grant, or at least annually.

A summary of share option activity is as follows:

| | Shares | Weighted Average Exercise Price | Weighted Average Remaining Contractual Term | Aggregate Intrinsic Value |
|---|---|---|---|---|
| Outstanding at March 31, 2010 | 3,599,221 | $ 24.96 | | |
| Granted | 273,578 | 31.92 | | |
| Exercised | (560,908) | 22.43 | | |
| Forfeited | (28,340) | 26.40 | | |
| Canceled | (9,156) | 28.02 | | |
| **Outstanding at March 31, 2011** | **3,274,395** | **$ 25.95** | **5.56** | **$ 28,133** |
| **Exercisable at March 31, 2011** | **2,291,039** | **$ 25.31** | **4.52** | **$ 21,153** |

We estimate that 971,694 of the non-vested stock options outstanding at March 31, 2011 will ultimately vest.

The aggregate intrinsic value in the table above represents the total pre-tax difference between the $34.54 closing price of our common shares on March 31, 2011 over the exercise price of the stock option, multiplied by the number of options outstanding or outstanding and exercisable. The aggregate intrinsic value is not recorded for financial accounting purposes and the value changes daily based on the daily changes in the fair market value of our common shares.

The total intrinsic value of stock options exercised during the years ended March 31, 2011, 2010, and 2009 was $6,669, $6,546, and $24,416, respectively. Net cash proceeds from the exercise of stock options were $ 12,730, $14,047, and $33,621 for the years ended March 31, 2011, 2010, and 2009, respectively. The tax benefit from stock option exercises was $2,525, $2,467, and $6,982 for the years ended March 31, 2011, 2010, and 2009, respectively.

The weighted average grant date fair value of share-based compensation grants was $8.80, $5.69, and $8.74 for the years ended March 31, 2011, 2010, and 2009, respectively.

Stock appreciation rights ("SARS") carry generally the same terms and vesting requirements as stock options except that they are settled in cash upon exercise and therefore, are classified as liabilities. The fair value of outstanding SARS as of March 31, 2011 and 2010 was $996 and $791, respectively. The fair value of each outstanding SAR is revalued each reporting date and the related liability and expense are adjusted appropriately.

A summary of the non-vested restricted share and share settled restricted share unit activity is presented below:

(dollars in thousands, except per share amounts)

| | Number of Restricted Shares | Number of Restricted Share Units Settled in Shares | Weighted Average Grant Date Fair Value |
|---|---|---|---|
| Non-vested at March 31, 2010 | 222,590 | 23,000 | 26.80 |
| Granted | 263,397 | — | 31.99 |
| Vested | (73,613) | (23,000) | 28.55 |
| Forfeited | (11,423) | — | 29.90 |
| **Non-vested at March 31, 2011** | **400,951** | **—** | **$ 29.70** |

Restricted shares and restricted share units granted are valued based on the closing stock price at the grant date and generally cliff vest over approximately a three or four-year period based upon the terms of the grants. The total fair value of restricted shares that vested during the years ended March 31, 2011, 2010, and 2009 was $2,758, $2,630, and $1,903, respectively.

Cash-settled restricted share units carry generally the same terms and vesting requirements as share settled restricted share units except that they are settled in cash upon vesting and therefore, are classified as liabilities. The fair value of outstanding cash-settled restricted share units as of March 31, 2011, and 2010 was $1,214 and $340, respectively. The fair value of each cash-settled restricted share unit is revalued at each reporting date and the related liability and expense are adjusted appropriately.

As of March 31, 2011, there was $8,428 of total unrecognized compensation cost related to non-vested share-based compensation granted under our share-based compensation plans. We expect to recognize the cost over a weighted average period of 1.97 years.

## 16. FINANCIAL AND OTHER GUARANTEES

We generally offer a limited one-year parts and labor warranty on our capital equipment. The specific terms and conditions of those warranties vary depending on the product sold and the country where we conduct business. We record a liability for the estimated cost of product warranties at the time product revenue is recognized. The amounts we expect to incur on behalf of our Customers for the future estimated cost of these warranties are recorded as a current liability on the accompanying Consolidated Balance Sheets. Factors that affect the amount of our warranty liability include the number and type of installed units, historical and anticipated rates of product failures, and material and service costs per claim. We periodically assess the adequacy of our recorded warranty liabilities and adjust the recorded amounts as necessary.

Changes in our warranty liability during the periods presented are as follows:

| Years Ended March 31, | 2011 | 2010 | 2009 |
|---|---|---|---|
| **Balance, Beginning of Year** | **$ 6,070** | $ 7,573 | $ 7,825 |
| Warranties issued during the period | **11,185** | 8,706 | 11,152 |
| Settlements made during the period | **(9,746)** | (10,209) | (11,404) |
| **Balance, End of Year** | **$ 7,509** | $ 6,070 | $ 7,573 |

We also sell product maintenance contracts to our Customers. These contracts range in terms from one to five years and require us to maintain and repair the product over the maintenance contract term. We initially record amounts due from Customers under these contracts as a liability for deferred service contract revenue on the accompanying Consolidated Balance Sheets. The liability recorded for deferred service revenue was $17,551 and $17,709 as of March 31, 2011 and 2010, respectively. Such deferred revenue is then amortized on a straight-line basis over the contract term and recognized as service revenue on the accompanying Consolidated Statements of Income. The activity related to the liability for deferred service revenue has been excluded from the table presented above.

## 17. FORWARD AND SWAP CONTRACTS

From time to time, we enter into forward contracts to hedge potential foreign currency gains and losses that arise from transactions denominated in foreign currencies, including inter-company transactions. We also enter into commodity swap contracts to hedge price changes in commodities that impact raw materials included in our cost of revenues. We do not use

(dollars in thousands, except per share amounts)

derivative financial instruments for speculative purposes. These contracts are not designated as hedging instruments and do not receive hedge accounting treatment; therefore, changes in their fair value are not deferred but are recognized immediately in the Consolidated Statements of Income.

| | Asset Derivatives | | Liability Derivatives | |
|---|---|---|---|---|
| Balance Sheet Location | Fair Value at March 31, 2011 | Fair Value at March 31, 2010 | Fair Value at March 31, 2011 | Fair Value at March 31, 2010 |
| Prepaid & Other | $ **1,483** | $ 992 | $ **—** | $ — |
| Accrued expenses and other | $ **—** | $ — | $ **41** | $ — |

The following table presents the impact of derivative instruments and their location within the Consolidated Statements of Income.

| | | Amount of gain (loss) recognized in income Years ended March 31, | | |
|---|---|---|---|---|
| | Location of gain (loss) recognized in income | 2011 | 2010 | 2009 |
| Foreign currency forward contracts | Selling, general and administrative | $ **1,696** | $ 541 | $ (2,064) |
| Commodity swap contracts | Cost of Revenues | $ **306** | $ 826 | $ — |

## 18. FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. We estimate the fair value of financial instruments using available market information and generally accepted valuation methodologies. The inputs used to measure fair value are classified into three tiers. These tiers include Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring the entity to develop its own assumptions. The following table shows our financial assets and liabilities accounted for at fair value on a recurring basis at March 31, 2011:

| | | Fair Value Measurements at March 31, 2011 | | |
|---|---|---|---|---|
| | March 31, 2011 | Quoted Prices in Active Markets for Identical Assets<br>Level 1 | Significant Other Observable Inputs<br>Level 2 | Significant Unobservable Inputs<br>Level 3 |
| Assets: | | | | |
| Cash and cash equivalents | $ **193,016** | $ **193,016** | $ **—** | $ **—** |
| Forward and swap contracts (1) | **1,483** | **—** | **1,483** | **—** |
| Investments (2) | **2,493** | **2,493** | **—** | **—** |
| Liabilities: | | | | |
| Forward and swap contracts (1) | $ **41** | $ **—** | $ **41** | $ **—** |
| Deferred compensation plans (2) | **2,493** | **2,493** | **—** | **—** |

(1) The fair values of forward and swap contracts are based on period-end forward rates and reflect the value of the amount that we would pay or receive for the contracts involving the same notional amounts and maturity dates.

(2) We provide a domestic non-qualified deferred compensation plan covering certain employees, which allows for the deferral of compensation for an employee-specified term or until retirement or termination. Amounts deferred can be allocated to various hypothetical investment options. We hold investments to satisfy the future obligations of the plan. Changes in the value of the investment accounts are recognized each period based on the fair value of the underlying investments. Employees making deferrals are entitled to receive distributions of their hypothetical account balances (amounts deferred, together with earnings (losses)).

**19. SUBSEQUENT EVENTS**

We have evaluated subsequent events through the date the financial statements were filed with the SEC. Based upon this evaluation, we have determined that no material subsequent events occurred that require recognition in the financial statements. In May 2011 we acquired the stock of a privately held company with operations located near Sao Paulo, Brazil for approximately $30 million, including contingent consideration. The company designs and manufactures small, medium and large sterilizers used by public hospitals, clinics, dental offices and industrial companies (e.g., research laboratories and pharmaceutical research and production companies).

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts)

## 20. QUARTERLY RESULTS (UNAUDITED)

| Quarters Ended | March 31, | December 31, | September 30, | June 30, |
|---|---|---|---|---|
| **Fiscal 2011 (1)** | | | | |
| **Revenues:** | | | | |
| Product | **$ 256,852** | **$ 212,622** | **$ 197,092** | **$ 77,272** |
| Service | **120,908** | **115,661** | **115,333** | **111,708** |
| Total Revenues | **377,760** | **328,283** | **312,425** | **188,980** |
| **Cost of Revenues:** | | | | |
| Product | **153,770** | **123,381** | **110,736** | **106,576** |
| Service | **67,963** | **67,888** | **66,634** | **64,338** |
| Total Cost of Revenues | **221,733** | **191,269** | **177,370** | **170,914** |
| **Gross Profit** | **156,027** | **137,014** | **135,055** | **18,066** |
| Percentage of Revenues | **41.3%** | **41.7%** | **43.2%** | **9.6%** |
| **Restructuring Expenses** | **779** | **(23)** | **105** | **341** |
| **Net Income** | **$ 39,000** | **$ 21,765** | **$ 35,711** | **$ (45,210)** |
| **Basic Income Per Common Share:** | | | | |
| Net income | **$ 0.66** | **$ 0.37** | **$ 0.60** | **$ (0.76)** |
| **Diluted Income Per Common Share:** | | | | |
| Net income | **$ 0.65** | **$ 0.36** | **$ 0.59** | **$ (0.76)** |
| **Fiscal 2010** | | | | |
| **Revenues:** | | | | |
| Product | $ 212,296 | $ 214,072 | $ 199,135 | $ 173,500 |
| Service | 119,833 | 113,760 | 115,094 | 110,043 |
| Total Revenues | 332,129 | 327,832 | 314,229 | 283,543 |
| **Cost of Revenues:** | | | | |
| Product | 122,428 | 122,324 | 115,958 | 94,277 |
| Service | 67,493 | 66,025 | 65,616 | 64,430 |
| Total Cost of Revenues | 189,921 | 188,349 | 181,574 | 158,707 |
| **Gross Profit** | 142,208 | 139,483 | 132,655 | 124,836 |
| Percentage of Revenues | 42.8 % | 42.5 % | 42.2 % | 44.0 % |
| **Restructuring Expenses** | 5,161 | 14 | (115) | (211) |
| **Net Income** | $ 29,835 | $ 41,006 | $ 32,084 | $ 25,542 |
| **Basic Income Per Common Share:** | | | | |
| Net income | $ 0.50 | $ 0.70 | $ 0.55 | $ 0.44 |
| **Diluted Income Per Common Share:** | | | | |
| Net income | $ 0.50 | $ 0.69 | $ 0.54 | $ 0.43 |

(1) The fiscal 2011 quarter ended June 30 includes the impact of the SYSTEM 1 Rebate Program as a $102,313 reduction in product revenues and a $7,691 increase in product cost of revenues. The fiscal 2011 quarter ended December 31 includes the impact of the proposed class action settlement as a $19,796 increase in selling, general and administrative expenses.

# SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

| Description | Balance at Beginning of Period | Charges to Costs and Expenses | Charges to Other Accounts | Deductions | Balance at End of Period |
|---|---|---|---|---|---|
| (in thousands) | | | | | |
| **Year ended March 31, 2011** | | | | | |
| Deducted from asset accounts: | | | | | |
| Allowance for trade accounts receivable(1) | **$ 9,238** | **$ 2,016** | **$ 25** (3) | **$ (2,195)** (4) | **$ 9,084** |
| Inventory valuation reserve | **10,557** | **(638)** (2) | **203** (3) | **—** | **10,122** |
| Deferred tax asset valuation allowance | **9,880** | **970** | **2,240** | **(1,669)** | **11,421** |
| Recorded within liabilities: | | | | | |
| Casualty loss reserves | **$ 13,130** | **$ 2,952** | **$ —** | **$ (3,045)** | **$ 13,037** |
| Accrued SYSTEM 1 Rebate Program and proposed class action settlement | **—** | **129,800** (5) | **—** | **(2,117)** | **127,683** |
| **Year ended March 31, 2010** | | | | | |
| Deducted from asset accounts: | | | | | |
| Allowance for trade accounts receivable(1) | $ 10,728 | $ 948 | $ 101 (3) | $ (2,539) (4) | $ 9,238 |
| Inventory valuation reserve | 15,025 | (5,205) (2) | 737 (3) | — | 10,557 |
| Deferred tax asset valuation allowance | 9,957 | 741 | 75 | (892) | 9,881 |
| Recorded within liabilities: | | | | | |
| Casualty loss reserves | $ 15,277 | $ 753 | $ — | $ (2,900) | $ 13,130 |
| **Year ended March 31, 2009** | | | | | |
| Deducted from asset accounts: | | | | | |
| Allowance for trade accounts receivable(1) | $ 9,396 | $ 6,982 | $ (242) (3) | $ (5,408) (4) | $ 10,728 |
| Inventory valuation reserve | 12,940 | 3,433 (2) | (1,348) (3) | — | 15,025 |
| Deferred tax asset valuation allowance | 8,998 | 4,103 | (1,602) | (1,542) | 9,957 |
| Recorded within liabilities: | | | | | |
| Casualty loss reserves | $ 16,400 | $ 2,555 | $ — | $ (3,678) | $ 15,277 |

(1) Net allowance for doubtful accounts and allowance for sales and returns.
(2) Provision for excess and obsolete inventory, net of inventory written off.
(3) Change in foreign currency exchange, international subsidiaries.
(4) Uncollectible accounts written off, net of recoveries.
(5) Charges were classified as follows: $102,313 as a reduction of revenues, $7,691 as cost of revenues, and $19,796 as selling, general and administrative expenses.

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

## ITEM 9A. CONTROLS AND PROCEDURES

### EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Our management, including the Principal Executive Officer ("PEO") and Principal Financial Officer ("PFO"), has evaluated the effectiveness of our disclosure controls and procedures, as defined in Exchange Act Rules 13a-15(e) and 15d-15 (e), as of the end of the period covered by this report. Based on this evaluation, the PEO and PFO have determined that, as of the end of the period covered by this report, our disclosure controls and procedures were effective.

### MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Exchange Act Rules 13a-15(f) and 15(d)-15(f). Under the supervision and with the participation of management, including the PEO and PFO, we conducted an evaluation of the effectiveness of internal control over financial reporting as of March 31, 2011 based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this evaluation under this framework, management concluded that the internal control over financial reporting was effective as of March 31, 2011.

The effectiveness of our internal controls over financial reporting as of March 31, 2011 has been audited by our independent registered public accounting firm, Ernst & Young LLP. The Report of Management and the Report of Independent Registered Public Accounting Firm are included in Part II, Item 8 of this Annual Report on Form 10-K.

### CHANGES IN INTERNAL CONTROLS

During the quarter ended March 31, 2011, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

## ITEM 9B. OTHER INFORMATION

None.

# PART III

## ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

This Annual Report on Form 10-K incorporates by reference the information appearing under the caption "Nominees for Election as Directors," "Section 16(a) Beneficial Ownership Reporting Compliance," "Board Meetings and Committees" and "Shareholder Nominations of Directors and Nominee Criteria" of our definitive proxy statement to be filed with the SEC in connection with our 2011 Annual Meeting of Shareholders (the "Proxy Statement").

Our executive officers serve for a term of one year from the date of election to the next organizational meeting of the Board of Directors and until their respective successors are elected and qualified, except in the case of death, resignation, or removal. Information concerning our executive officers is contained in Item 4 of Part I of this Annual Report. We have adopted a code of ethics, our Code of Business Conduct for Employees that applies to our PEO and PFO and Principal Accounting Officer as well as all our other employees. We have also adopted a code of ethics, our Director Code of Ethics, which applies to the members of the Company's Board of Directors, including our PEO. Our Code of Business Conduct for Employees and the Director Code of Ethics can be found on our Investor Relations website at www.steris-ir.com. Any amendments or waivers of either of these codes will be made available on this website.

## ITEM 11. EXECUTIVE COMPENSATION

This Annual Report on Form 10-K incorporates by reference the information appearing beginning under the captions "Executive Compensation," "Non-Employee Director Compensation" and "Miscellaneous Matters" of the Proxy Statement.

## ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

This Annual Report on Form 10-K incorporates by reference the information appearing under the captions "Ownership of Voting Securities" and "Summary of Equity Compensation Plans" of the Proxy Statement.

## ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

This Annual Report on Form 10-K incorporates by reference the information appearing beginning under the captions "Governance Generally," "Board Meetings and Committees" and "Miscellaneous Matters" of the Proxy Statement.

## ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

This Annual Report on Form 10-K incorporates by reference the information relating to principal accounting fees and services appearing under the caption "Independent Registered Public Accounting Firm" of the Proxy Statement.

# PART IV

## ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULE

LIST OF CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

(a) (1) The following consolidated financial statements of STERIS Corporation and subsidiaries are included in Item 8:

Consolidated Balance Sheets – March 31, 2011 and 2010.

Consolidated Statements of Income – Years ended March 31, 2011, 2010, and 2009.

Consolidated Statements of Cash Flows – Years ended March 31, 2011, 2010, and 2009.

Consolidated Statements of Shareholders' Equity – Years ended March 31, 2011, 2010, and 2009.

Notes to Consolidated Financial Statements.

(a) (2) The following consolidated financial statement schedule of STERIS Corporation and subsidiaries is included in Item 8:

Schedule II - Valuation and Qualifying Accounts

All other schedules for which provision is made in the applicable accounting regulation of the SEC are not required under the related instructions or are inapplicable and, therefore, have been omitted.

(a) (3) Exhibits

| Exhibit Number | Exhibit Description |
|---|---|
| 3.1 | 1992 Amended Articles of Incorporation of STERIS Corporation, as amended on May 14, 1996, November 6, 1996, and August 6, 1998 (filed as Exhibit 3.1 to Form 10-K filed for the fiscal year ended March 31, 2000 (Commission File No. 1-14643), and incorporated herein by reference). |
| 3.2 | Amended and Restated Regulations of STERIS Corporation, as amended on July 26, 2007 (filed as Exhibit 3.2 to Form 10-Q for the fiscal quarter ended June 30, 2007 (Commission File No. 1-14643), and incorporated herein by reference). |
| 4.1 | Specimen Form of Common Stock Certificate (filed as Exhibit 4.1 to Form 10-K filed for the fiscal year ended March 31, 2002 (Commission File No. 1-14643), and incorporated herein by reference). |
| 10.1 | Amended and Restated Non-Qualified Stock Option Plan (filed as Exhibit 10.1 to Form 10-K filed for the fiscal year ended March 31, 2005 (Commission File No. 1-14643), and incorporated herein by reference).* |
| 10.2 | STERIS Corporation 1994 Equity Compensation Plan (filed as Exhibit 10.2 to Form 10-K filed for the fiscal year ended March 31, 2005 (Commission File No. 1-14643), and incorporated herein by reference).* |
| 10.3 | STERIS Corporation 1994 Nonemployee Directors Equity Compensation Plan (filed as Exhibit 10.3 to Form 10-K filed for the fiscal year ended March 31, 2002 (Commission File No. 1-14643), and incorporated herein by reference).* |
| 10.4 | STERIS Corporation Form of Nonqualified Stock Option Grant Agreement for Directors (filed as Exhibit 10.4 to Form 10-Q for the fiscal quarter ended December 31, 2004 (Commission File No. 1-14643), and incorporated herein by reference).* |
| 10.5 | STERIS Corporation Form of Nonqualified Stock Option Agreement for Employees (filed as Exhibit 10.2 to Form 10-Q for the fiscal quarter ended December 31, 2004 (Commission File No. 1-14643), and incorporated herein by reference).* |
| 10.6 | STERIS Corporation 1997 Stock Option Plan (filed as Exhibit 10.5 to Form 10-K for the fiscal year ended March 31, 2003 (Commission File No. 1-14643), and incorporated herein by reference).* |
| 10.7 | STERIS Corporation 1998 Long-Term Incentive Stock Plan (filed as Exhibit 10.8 to Form 10-K for fiscal year ended March 31, 1999 (Commission File No. 1-14643), and incorporated herein by reference).* |

| | |
|---|---|
| 10.8 | STERIS Corporation 2002 Stock Option Plan (filed as Exhibit 10.7 to Form 10-K for the fiscal year ended March 31, 2003 (Commission File No. 1-14643), and incorporated herein by reference).* |
| 10.9 | STERIS Corporation 2006 Long-Term Equity Incentive Plan (filed as Exhibit 10.1 to Form 8-K filed July 28, 2006 (Commission File No. 1-14643), and incorporated herein by reference).* |
| 10.10 | Amendment No. 1 to STERIS Corporation 2006 Long-Term Equity Incentive Plan (filed as Exhibit 10.11 to Form 10-K for the fiscal year ended March 31, 2007 (Commission File No. 1-14643), and incorporated herein by reference).* |
| 10.11 | STERIS Corporation Form of Restricted Stock Agreement for Employees (filed as Exhibit 10.3 to Form 8-K filed July 28, 2006 (Commission File No. 1-14643), and incorporated herein by reference).* |
| 10.12 | STERIS Corporation Form of Restricted Stock Agreement for Directors (filed as Exhibit 10.5 to Form 8-K filed July 28, 2006 (Commission File No. 1-14643), and incorporated herein by reference).* |
| 10.13 | STERIS Corporation Form of Restricted Stock Unit Agreement for Employees (filed as Exhibit 10.5 to Form 10-Q filed for the fiscal quarter ended September 30, 2007 (Commission File No. 1-14643), and incorporated herein by reference).* |
| 10.14 | STERIS Corporation Form of Nonqualified Stock Option Agreement for Employees (filed as Exhibit 10.7 to Form 10-Q filed for the fiscal quarter ended September 30, 2006 (Commission File No. 1-14643), and incorporated herein by reference).* |
| 10.15 | STERIS Corporation Form of Nonqualified Stock Option Agreement for Nonemployee Directors (filed as Exhibit 10.8 to Form 10-Q filed for the fiscal quarter ended September 30, 2006 (Commission File No. 1-14643), and incorporated herein by reference).* |
| 10.16 | STERIS Corporation Form of Restricted Stock Agreement for Employees (filed as Exhibit 10.1 to Form 10-Q filed for the fiscal quarter ended June 30, 2008 (Commission File No. 1-14643), and incorporated herein by reference).* |
| 10.17 | STERIS Corporation Form of Restricted Stock Agreement for Nonemployee Directors (filed as Exhibit 10.2 to Form 10-Q filed for the fiscal quarter ended June 30, 2008 (Commission File No. 1-14643), and incorporated herein by reference).* |
| 10.18 | STERIS Corporation Form of Nonqualified Stock Option Agreement for Employees (filed as Exhibit 10.3 to Form 10-Q filed for the fiscal quarter ended June 30, 2008 (Commission File No. 1-14643), and incorporated herein by reference).* |
| 10.19 | STERIS Corporation Form of Nonqualified Stock Option Agreement for Nonemployee Directors (filed as Exhibit 10.4 to Form 10-Q filed for the fiscal quarter ended June 30, 2008 (Commission File No. 1-14643), and incorporated herein by reference).* |
| 10.20 | STERIS Corporation Form of Restricted Stock Agreement for Employees (filed as Exhibit 10.1 to Form 10-Q filed for the fiscal quarter ended June 30, 2009 (Commission File No. 1-14643), and incorporated herein by reference).* |
| 10.21 | STERIS Corporation Form of Non-Qualified Stock Option Agreement for Employees (filed as Exhibit 10.2 to Form 10-Q filed for the fiscal quarter ended June 30, 2009 (Commission File No. 1-14643), and incorporated herein by reference).* |
| 10.22 | STERIS Corporation Form of Non-Qualified Stock Option Agreement for Employees*. |
| 10.23 | STERIS Corporation Form of Restricted Stock Agreement for Employees*. |
| 10.24 | STERIS Corporation Deferred Compensation Plan Document (filed as Exhibit 10.1 to Form 8-K filed September 1, 2006 (Commission File No. 1-14643), and incorporated herein by reference).* |
| 10.25 | STERIS Corporation Deferred Compensation Plan Document (as Amended and Restated Effective January 1, 2009) (filed as Exhibit 10.1 to Form 10-Q filed for the fiscal quarter ended December 31, 2008 (Commission File No. 1-14643), and incorporated herein by reference).* |
| 10.26 | Amended and Restated Adoption Agreement related to STERIS Corporation Deferred Compensation Plan (filed as Exhibit 10.2 to Form 10-Q filed for the fiscal quarter ended December 31, 2008 (Commission File No. 1-14643), and incorporated herein by reference).* |

| | |
|---|---|
| 10.27 | STERIS Corporation Incentive Compensation Plan (filed as Exhibit 10.1 to Form 8-K filed May 7, 2009 (Commission File No. 1-14643), and incorporated herein by reference).* |
| 10.28 | STERIS Corporation Senior Executive Management Incentive Compensation Plan, as Amended and Restated Effective April 1, 2010 (filed as Appendix A to Schedule 14A (Definitive Proxy Statement) filed June 8, 2010 (Commission File No. 1-14643), and incorporated herein by reference).* |
| 10.29 | Form of Change of Control Agreement between STERIS Corporation and certain executive officers of STERIS Corporation other than Mr. Walter M Rosebrough, Jr. (filed as Exhibit 10.2 to Form 10-Q filed for the quarter ended June 30, 1999 (Commission File No. 1-14643), and incorporated herein by reference).* |
| 10.30 | Employment Agreement dated September 7, 2007 between STERIS Corporation and Mr. Rosebrough (filed as Exhibit 10.3 to Form 10-Q for the fiscal quarter ended September 30, 2007 (Commission File No. 1-14643), and incorporated herein by reference).* |
| 10.31 | Agreement dated September 7, 2007 between STERIS Corporation and Mr. Rosebrough (filed as Exhibit 10.4 to Form 10-Q for the fiscal quarter ended September 30, 2007 (Commission File No. 1-14643), and incorporated herein by reference).* |
| 10.32 | Executive Retention Agreement dated April 1, 2010 between STERIS Corporation and Dr. Peter Burke (filed as Exhibit 10.1 to Form10-Q filed for the fiscal quarter ended June 30, 2010 (Commission File No. 1-14643), and incorporated herein by reference). * |
| 10.33 | Form of Indemnification Agreement between STERIS Corporation and each of its directors and executive officers (filed as Exhbit 10.31 to Form 10-K for the fiscal year ended March 31, 2010 (Commission File No. 1-14643), and incorporated herein by reference). |
| 10.34 | Agreement dated as of April 23, 2008 by and among STERIS Corporation, Richard C. Breeden, Robert H. Fields, and the Breeden Investors identified therein (filed as Exhibit 10.1 to Form 8-K filed April 24, 2008 (Commission File No. 1-14643), and incorporated herein by reference). |
| 10.35 | Second Amended and Restated Credit Agreement, dated September 13, 2007, among STERIS Corporation, KeyBank National Association, as agent for the lenders from time to time party thereto, and such lenders (filed as Exhibit 10.1 to Form 10-Q for the fiscal quarter ended September 30, 2007 (Commission File No. 1-14643), and incorporated herein by reference). |
| 10.36 | Form of Note Purchase Agreements, dated December 17, 2003, between STERIS Corporation and certain institutional investors (filed as Exhibit 10.3 to Form 10-Q filed for the fiscal quarter ended December 31, 2003 (Commission File No. 1-14643), and incorporated herein by reference). |
| 10.37 | First Amendment dated as of August 15, 2008 to Note Purchase Agreements dated as of December 17, 2003 between STERIS Corporation and certain institutional investors (filed as Exhibit 10.1 to Form 10-Q filed for the fiscal quarter ended September 30, 2008 (Commission File No. 1-14643), and incorporated herein by reference). |
| 10.38 | Subsidiary Guaranty dated December 17, 2003, by certain subsidiaries of STERIS Corporation (filed as Exhibit 10.4 to Form 10-Q filed for the fiscal quarter ended December 31, 2003 (Commission File No. 1-14643), and incorporated herein by reference). |
| 10.39 | Guaranty Supplement dated March 29, 2004, by SterilTek Holdings, Inc. and STERIS Corporation (filed as Exhibit 10.16 to Form 10-K for the fiscal year ended March 31, 2004 (Commission File No. 1-14643), and incorporated herein by reference). |
| 10.40 | Guaranty Supplement dated January 7, 2005, by STERIS Isomedix Services, Inc. and STERIS Corporation (filed as Exhibit 10.20 to Form 10-K for the fiscal year ended March 31, 2005 (Commission File No. 1-14643), and incorporated herein by reference). |
| 10.41 | Guaranty Supplement dated September 25, 2007, by HSTD LLC and STERIS Corporation filed as Exhibit 10.2 to Form 10-Q for the fiscal quarter ended September 30, 2007 (Commission File No. 1-14643), and incorporated herein by reference). |
| 10.42 | Guaranty Supplement dated December 7, 2010 by PeriOptimum, Inc. and STERIS Corporation. |

| | |
|---|---|
| 10.43 | Form of Note Purchase Agreements dated as of August 15, 2008, between STERIS Corporation and certain institutional investors (filed as Exhibit 10.2 to Form 10-Q filed for the fiscal quarter ended September 30, 2008 (Commission File No. 1-14643), and incorporated herein by reference). |
| 10.44 | Subsidiary Guaranty dated as of August 15, 2008, by certain subsidiaries of STERIS Corporation (filed as Exhibit 10.3 to Form 10-Q filed for the fiscal quarter ended September 30, 2008 (Commission File No. 1-14643), and incorporated herein by reference). |
| 10.45 | Guaranty Supplement dated December 7, 2010 by PeriOptimum, Inc. and STERIS Corporation. |
| 21.1 | Subsidiaries of STERIS Corporation |
| 23.1 | Consent of Independent Registered Public Accounting Firm |
| 24.1 | Power of Attorney |
| 31.1 | Certification of the Principal Executive Officer Pursuant to Exchange Act Rule 13a-14(a)/15d-14 (a) |
| 31.2 | Certification of the Principal Financial Officer Pursuant to Exchange Act Rule 13a-14(a)/15d-14 (a) |
| 32.1 | Certification of the Principal Executive Officer and the Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |

* A management contract or compensatory plan or arrangement required to be filed as an exhibit hereto.

STERIS or its subsidiaries are parties to indentures relating to long-term debt instruments, which, individually or in the aggregate, do not exceed 10% of the total assets of STERIS and its subsidiaries on a consolidated basis. STERIS will furnish a copy of any such indenture to the SEC upon request.

(b) Exhibits

The response to this portion of Item 15 is included under (a) (3) of this Item 15.

(c) Financial Statement Schedules

Not applicable.

# SIGNATURES

Pursuant to the requirements of Sections 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the date indicated.

STERIS CORPORATION
(Registrant)

Date: May 27, 2011

By: /S/ MICHAEL J. TOKICH
Michael J. Tokich
Senior Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

| SIGNATURE | TITLE | DATE |
|---|---|---|
| /S/ WALTER M ROSEBROUGH, JR.<br>Walter M Rosebrough, Jr. | President, Chief Executive Officer and Director | May 27, 2011 |
| /S/ MICHAEL J. TOKICH<br>Michael J. Tokich | Senior Vice President and Chief Financial Officer | May 27, 2011 |
| *<br>John P. Wareham | Chairman and Director | May 27, 2011 |
| *<br>Richard C. Breeden | Director | May 27, 2011 |
| *<br>Cynthia L. Feldmann | Director | May 27, 2011 |
| *<br>David B. Lewis | Director | May 27, 2011 |
| *<br>Jacqueline B. Kosecoff | Director | May 27, 2011 |
| *<br>Kevin M. McMullen | Director | May 27, 2011 |
| *<br>Mohsen M. Sohi | Director | May 27, 2011 |
| *<br>Loyal W. Wilson | Director | May 27, 2011 |
| *<br>Michael B. Wood | Director | May 27, 2011 |

* The undersigned, by signing his name hereto, does sign and execute this Annual Report on Form 10-K pursuant to the Powers of Attorney executed by the above-named directors of the Registrant and filed with the Securities and Exchange Commission on behalf of such directors.

By: /S/ MARK D. MCGINLEY
Mark D. McGinley,
Attorney-in-Fact for Directors

Date: May 27, 2011

## EXHIBIT INDEX

(a)

| Exhibit Number | Exhibit Description |
|---|---|
| 3.1 | 1992 Amended Articles of Incorporation of STERIS Corporation, as amended on May 14, 1996, November 6, 1996, and August 6, 1998 (filed as Exhibit 3.1 to Form 10-K filed for the fiscal year ended March 31, 2000 (Commission File No. 1-14643), and incorporated herein by reference). |
| 3.2 | Amended and Restated Regulations of STERIS Corporation, as amended on July 26, 2007 (filed as Exhibit 3.2 to Form 10-Q for the fiscal quarter ended June 30, 2007 (Commission File No. 1-14643), and incorporated herein by reference). |
| 4.1 | Specimen Form of Common Stock Certificate (filed as Exhibit 4.1 to Form 10-K filed for the fiscal year ended March 31, 2002 (Commission File No. 1-14643), and incorporated herein by reference). |
| 10.1 | Amended and Restated Non-Qualified Stock Option Plan (filed as Exhibit 10.1 to Form 10-K filed for the fiscal year ended March 31, 2005 (Commission File No. 1-14643), and incorporated herein by reference). |
| 10.2 | STERIS Corporation 1994 Equity Compensation Plan (filed as Exhibit 10.2 to Form 10-K filed for the fiscal year ended March 31, 2005 (Commission File No. 1-14643), and incorporated herein by reference). |
| 10.3 | STERIS Corporation 1994 Nonemployee Directors Equity Compensation Plan (filed as Exhibit 10.3 to Form 10-K filed for the fiscal year ended March 31, 2002 (Commission File No. 1-14643), and incorporated herein by reference). |
| 10.4 | STERIS Corporation Form of Nonqualified Stock Option Grant Agreement for Directors (filed as Exhibit 10.4 to Form 10-Q for the fiscal quarter ended December 31, 2004 (Commission File No. 1-14643), and incorporated herein by reference). |
| 10.5 | STERIS Corporation Form of Nonqualified Stock Option Agreement for Employees (filed as Exhibit 10.2 to Form 10-Q for the fiscal quarter ended December 31, 2004 (Commission File No. 1-14643), and incorporated herein by reference). |
| 10.6 | STERIS Corporation 1997 Stock Option Plan (filed as Exhibit 10.5 to Form 10-K for the fiscal year ended March 31, 2003 (Commission File No. 1-14643), and incorporated herein by reference). |
| 10.7 | STERIS Corporation 1998 Long-Term Incentive Stock Plan (filed as Exhibit 10.8 to Form 10-K for fiscal year ended March 31, 1999 (Commission File No. 1-14643), and incorporated herein by reference). |
| 10.8 | STERIS Corporation 2002 Stock Option Plan (filed as Exhibit 10.7 to Form 10-K for the fiscal year ended March 31, 2003 (Commission File No. 1-14643), and incorporated herein by reference). |
| 10.9 | STERIS Corporation 2006 Long-Term Equity Incentive Plan (filed as Exhibit 10.1 to Form 8-K filed July 28, 2006 (Commission File No. 1-14643), and incorporated herein by reference). |
| 10.10 | Amendment No. 1 to STERIS Corporation 2006 Long-Term Equity Incentive Plan (filed as Exhibit 10.11 to Form 10-K for the fiscal year ended March 31, 2007 (Commission File No. 1-14643), and incorporated herein by reference). |
| 10.11 | STERIS Corporation Form of Restricted Stock Agreement for Employees (filed as Exhibit 10.3 to Form 8-K filed July 28, 2006 (Commission File No. 1-14643), and incorporated herein by reference). |
| 10.12 | STERIS Corporation Form of Restricted Stock Agreement for Directors (filed as Exhibit 10.5 to Form 8-K filed July 28, 2006 (Commission File No. 1-14643), and incorporated herein by reference). |
| 10.13 | STERIS Corporation Form of Restricted Stock Unit Agreement for Employees (filed as Exhibit 10.5 to Form 10-Q filed for the fiscal quarter ended September 30, 2007 (Commission File No. 1-14643), and incorporated herein by reference). |

| | |
|---|---|
| 10.14 | STERIS Corporation Form of Nonqualified Stock Option Agreement for Employees (filed as Exhibit 10.7 to Form 10-Q filed for the fiscal quarter ended September 30, 2006 (Commission File No. 1-14643), and incorporated herein by reference). |
| 10.15 | STERIS Corporation Form of Nonqualified Stock Option Agreement for Nonemployee Directors (filed as Exhibit 10.8 to Form 10-Q filed for the fiscal quarter ended September 30, 2006 (Commission File No. 1-14643), and incorporated herein by reference). |
| 10.16 | STERIS Corporation Form of Restricted Stock Agreement for Employees (filed as Exhibit 10.1 to Form 10-Q filed for the fiscal quarter ended June 30, 2008 (Commission File No. 1-14643), and incorporated herein by reference). |
| 10.17 | STERIS Corporation Form of Restricted Stock Agreement for Nonemployee Directors (filed as Exhibit 10.2 to Form 10-Q filed for the fiscal quarter ended June 30, 2008 (Commission File No. 1-14643), and incorporated herein by reference). |
| 10.18 | STERIS Corporation Form of Nonqualified Stock Option Agreement for Employees (filed as Exhibit 10.3 to Form 10-Q filed for the fiscal quarter ended June 30, 2008 (Commission File No. 1-14643), and incorporated herein by reference). |
| 10.19 | STERIS Corporation Form of Nonqualified Stock Option Agreement for Nonemployee Directors (filed as Exhibit 10.4 to Form 10-Q filed for the fiscal quarter ended June 30, 2008 (Commission File No. 1-14643), and incorporated herein by reference). |
| 10.20 | STERIS Corporation Form of Restricted Stock Agreement for Employees (filed as Exhibit 10.1 to Form 10-Q filed for the fiscal quarter ended June 30, 2009 (Commission File No. 1-14643), and incorporated herein by reference). |
| 10.21 | STERIS Corporation Form of Non-Qualified Stock Option Agreement for Employees (filed as Exhibit 10.2 to Form 10-Q filed for the fiscal quarter ended June 30, 2009 (Commission File No. 1-14643), and incorporated herein by reference). |
| 10.22 | STERIS Corporation Form of Non-Qualified Stock Option Agreement for Employees. |
| 10.23 | STERIS Corporation Form of Restricted Stock Agreement for Employees. |
| 10.24 | STERIS Corporation Deferred Compensation Plan Document (filed as Exhibit 10.1 to Form 8-K filed September 1, 2006 (Commission File No. 1-14643), and incorporated herein by reference). |
| 10.25 | STERIS Corporation Deferred Compensation Plan Document (as Amended and Restated Effective January 1, 2009) (filed as Exhibit 10.1 to Form 10-Q filed for the fiscal quarter ended December 31, 2008 (Commission File No. 1-14643), and incorporated herein by reference). |
| 10.26 | Amended and Restated Adoption Agreement related to STERIS Corporation Deferred Compensation Plan (filed as Exhibit 10.2 to Form 10-Q filed for the fiscal quarter ended December 31, 2008 (Commission File No. 1-14643), and incorporated herein by reference). |
| 10.27 | STERIS Corporation Incentive Compensation Plan (filed as Exhibit 10.1 to Form 8-K filed May 7, 2009 (Commission File No. 1-14643), and incorporated herein by reference). |
| 10.28 | STERIS Corporation Senior Executive Management Incentive Compensation Plan, as Amended and Restated Effective April 1, 2010 (filed as Appendix A to Schedule 14A (Definitive Proxy Statement) filed June 8, 2010 (Commission File No. 1-14643), and incorporated herein by reference). |
| 10.29 | Form of Change of Control Agreement between STERIS Corporation and certain executive officers of STERIS Corporation other than Mr. Walter M Rosebrough, Jr. (filed as Exhibit 10.2 to Form 10-Q filed for the quarter ended June 30, 1999 (Commission File No. 1-14643), and incorporated herein by reference). |
| 10.30 | Employment Agreement dated September 7, 2007 between STERIS Corporation and Mr. Rosebrough (filed as Exhibit 10.3 to Form 10-Q for the fiscal quarter ended September 30, 2007 (Commission File No. 1-14643), and incorporated herein by reference). |
| 10.31 | Agreement dated September 7, 2007 between STERIS Corporation and Mr. Rosebrough (filed as Exhibit 10.4 to Form 10-Q for the fiscal quarter ended September 30, 2007 (Commission File No. 1-14643), and incorporated herein by reference). |

| | |
|---|---|
| 10.32 | Executive Retention Agreement dated April 1, 2010 between STERIS Corporation and Dr. Peter Burke (filed as Exhibit 10.1 to Form10-Q filed for the fiscal quarter ended June 30, 2010 (Commission File No. 1-14643), and incorporated herein by reference). |
| 10.33 | Form of Indemnification Agreement between STERIS Corporation and each of its directors and executive officers (filed as Exhbit 10.31 to Form 10-K for the fiscal year ended March 31, 2010 (Commision File No. 1-14643), and incorporated herin by reference). |
| 10.34 | Agreement dated as of April 23, 2008 by and among STERIS Corporation, Richard C. Breeden, Robert H. Fields, and the Breeden Investors identified therein (filed as Exhibit 10.1 to Form 8-K filed April 24, 2008 (Commission File No. 1-14643), and incorporated herein by reference). |
| 10.35 | Second Amended and Restated Credit Agreement, dated September 13, 2007, among STERIS Corporation, KeyBank National Association, as agent for the lenders from time to time party thereto, and such lenders (filed as Exhibit 10.1 to Form 10-Q for the fiscal quarter ended September 30, 2007 (Commission File No. 1-14643), and incorporated herein by reference). |
| 10.36 | Form of Note Purchase Agreements, dated December 17, 2003, between STERIS Corporation and certain institutional investors (filed as Exhibit 10.3 to Form 10-Q filed for the fiscal quarter ended December 31, 2003 (Commission File No. 1-14643), and incorporated herein by reference). |
| 10.37 | First Amendment dated as of August 15, 2008 to Note Purchase Agreements dated as of December 17, 2003 between STERIS Corporation and certain institutional investors (filed as Exhibit 10.1 to Form 10-Q filed for the fiscal quarter ended September 30, 2008 (Commission File No. 1-14643), and incorporated herein by reference). |
| 10.38 | Subsidiary Guaranty dated December 17, 2003, by certain subsidiaries of STERIS Corporation (filed as Exhibit 10.4 to Form 10-Q filed for the fiscal quarter ended December 31, 2003 (Commission File No. 1-14643), and incorporated herein by reference). |
| 10.39 | Guaranty Supplement dated March 29, 2004, by SterilTek Holdings, Inc. and STERIS Corporation (filed as Exhibit 10.16 to Form 10-K for the fiscal year ended March 31, 2004 (Commission File No. 1-14643), and incorporated herein by reference). |
| 10.40 | Guaranty Supplement dated January 7, 2005, by STERIS Isomedix Services, Inc. and STERIS Corporation (filed as Exhibit 10.20 to Form 10-K for the fiscal year ended March 31, 2005 (Commission File No. 1-14643), and incorporated herein by reference). |
| 10.41 | Guaranty Supplement dated September 25, 2007, by HSTD LLC and STERIS Corporation filed as Exhibit 10.2 to Form 10-Q for the fiscal quarter ended September 30, 2007 (Commission File No. 1-14643), and incorporated herein by reference). |
| 10.42 | Guaranty Supplement dated December 7, 2010 by PeriOptimum, Inc. and STERIS Corporation. |
| 10.43 | Form of Note Purchase Agreements dated as of August 15, 2008, between STERIS Corporation and certain institutional investors (filed as Exhibit 10.2 to Form 10-Q filed for the fiscal quarter ended September 30, 2008 (Commission File No. 1-14643), and incorporated herein by reference). |
| 10.44 | Subsidiary Guaranty dated as of August 15, 2008, by certain subsidiaries of STERIS Corporation (filed as Exhibit 10.3 to Form 10-Q filed for the fiscal quarter ended September 30, 2008 (Commission File No. 1-14643), and incorporated herein by reference). |
| 10.45 | Guaranty Supplement dated December 7, 2010 by PeriOptimum, Inc. and STERIS Corporation. |
| 21.1 | Subsidiaries of STERIS Corporation |
| 23.1 | Consent of Independent Registered Public Accounting Firm |
| 24.1 | Power of Attorney |
| 31.1 | Certification of the Principal executive Officer Pursuant to Exchange Act Rule 13a-14(a)/15d-14 (a) |
| 31.2 | Certification of the Principal Financial Officer Pursuant to Exchange Act Rule 13a-14(a)/15d-14 (a) |
| 32.1 | Certification of the Principal Executive Officer and the Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |

Exhibit 21.1

## Subsidiaries of STERIS Corporation

STERIS Corporation has no parent company. As of March 31, 2011, its direct and indirect subsidiaries[1] were as follows:

| | |
|---|---|
| Albert Browne Limited | United Kingdom |
| American Sterilizer Company | Pennsylvania |
| CLBV Limited | United Kingdom |
| Global Risk Insurance Company | Vermont |
| Hausted, Inc. | Delaware |
| HSTD LLC | Delaware |
| HTD Holding Corp. | Delaware |
| Isomedix Corporation | Canada |
| Isomedix Inc. | Delaware |
| Isomedix Operations Inc. | Delaware |
| SB Servicos Administrativos Ltda. | Brazil |
| PeriOptimum, Inc. | Delaware |
| SterilTek Holdings, Inc. | Delaware |
| SterilTek, Inc. | Nevada |
| STERIS | France |
| STERIS AB | Sweden |
| STERIS Asia Pacific, Inc. | Delaware |
| STERIS-Austar Pharmaceutical Systems Hong Kong Limited | Hong Kong |
| STERIS-Austar Pharmaceutical Systems (Shanghai) Limited | China |
| STERIS (Barbados) Corp. | Barbados |
| STERIS Brasil Servicos Administrativos Ltda. | Brazil |
| STERIS (BVI) I Limited | British Virgin Islands |
| STERIS Brazil Holdings, LLC | Delaware |
| STERIS Canada Corporation | Canada |
| STERIS Canada Inc. | Canada |
| STERIS CH Limited | United Kingdom |
| STERIS China Holdings Limited | Hong Kong |
| STERIS Corporation de Costa Rica, S.A. | Costa Rica |
| STERIS Deutschland GmbH | Germany |
| STERIS Enterprises LLC | Russia |
| STERIS Europe, Inc. | Delaware |
| STERIS GmbH | Switzerland |
| STERIS Holdings B.V. | Netherlands |
| STERIS Iberia, S.A. | Spain |
| STERIS Inc. | Delaware |
| STERIS (India) Private Limited | India |
| STERIS Isomedix Services, Inc. | Delaware |
| STERIS Isomedix Puerto Rico, Inc. | Puerto Rico |
| STERIS Japan Inc. | Japan |
| STERIS Latin America, Inc. | Delaware |
| STERIS Limited | United Kingdom |

| | |
|---|---|
| STERIS Mauritius Limited | Republic of Mauritius |
| STERIS Mexico, S. de R.L. de C.V. | Mexico |
| STERIS Personnel Services, Inc. | Delaware |
| STERIS Personnel Services Mexico, S.de RL.de C.V. | Mexico |
| STERIS SA | Belgium |
| STERIS SEA Sdn. Bhd. (Malaysia) | Malaysia |
| STERIS (Shanghai) Trading Co. Ltd. | China |
| STERIS Singapore Pte. Ltd. | Singapore |
| STERIS S.r.l. | Italy |
| STERIS Surgical Technologies | France |
| STERIS Surgical Technologies Holdings | France |
| Strategic Technology Enterprises, Inc. | Delaware |

(1) The names of one or more subsidiaries which, considered in the aggregate as a single subsidiary, would not constitute at the end of fiscal 2011 a "significant subsidiary" within the meaning of Rule 1-02(w) of Regulation S-X have been excluded.

Exhibit 23.1

# Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference of our reports dated May 27, 2011, with respect to the consolidated financial statements and schedule of STERIS Corporation and subsidiaries, and the effectiveness of internal control over financial reporting of STERIS Corporation and subsidiaries included in this Annual Report (Form 10-K) for the year ended March 31, 2011 in the following Registration Statements and in the related Prospectuses:

| Registration Number | Description |
|---|---|
| 333-65155 | Form S-8 Registration Statement - STERIS Corporation 1998 Long-Term Incentive Compensation Plan |
| 333-32005 | Form S-8 Registration Statement - STERIS Corporation 1997 Stock Option Plan |
| 333-06529 | Form S-3 Registration Statement - STERIS Corporation |
| 333-01610 | Post-effective Amendment to Form S-4 on Form S-8 - STERIS Corporation |
| 33-55976 | Form S-8 Registration Statement - STERIS Corporation 401(k) Plan |
| 333-09733 | Form S-8 Registration Statement - STERIS Corporation 401(k) Plan |
| 333-101308 | Form S-8 Registration Statement - STERIS Corporation 2002 Stock Option Plan |
| 333-137167 | Form S-8 Registration Statement - STERIS Corporation Deferred Compensation Plan |
| 333-136239 | Form S-8 Registration Statement - STERIS Corporation 2006 Long-Term Equity Incentive Plan |
| 333-170884 | Form S-8 Registration Statement - STERIS Corporation 401(k) Plan |

/s/ Ernst & Young LLP

Cleveland, Ohio
May 27, 2011

Exhibit 31.1

## Certification of the Principal Executive Officer

I, Walter M Rosebrough, Jr., certify that:

1. I have reviewed this annual report on Form 10-K of STERIS Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b. designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d. disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize, and report financial information; and
   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: May 27, 2011

/s/ WALTER M ROSEBROUGH, JR.

Walter M Rosebrough, Jr.
President and
Chief Executive Officer

Exhibit 31.2

## Certification of the Principal Financial Officer

I, Michael J. Tokich, certify that:

1. I have reviewed this annual report on Form 10-K of STERIS Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
    a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    b. designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    c. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    d. disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
    a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize, and report financial information; and
    b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: May 27, 2011

/s/ MICHAEL J. TOKICH

Michael J. Tokich
Senior Vice President and
Chief Financial Officer

Exhibit 32.1

## Certification Pursuant to § 906 of the Sarbanes-Oxley Act of 2002

Pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, in connection with the filing of the Form 10-K of STERIS Corporation (the "Company") for the fiscal year ended March 31, 2011, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned officers of the Company certifies, that, to such officer's knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of the dates and for the periods expressed in the Report.

/s/ WALTER M ROSEBROUGH, JR.

Name: Walter M Rosebrough, Jr.
Title: President and Chief Executive Officer

/s/ MICHAEL J. TOKICH

Name: Michael J. Tokich
Title: Senior Vice President and Chief Financial Officer

Date: May 27, 2011

[THIS PAGE INTENTIONALLY LEFT BLANK]

## This Page is Not Part of STERIS's Form 10-K Filing

**Performance Graph.** The following graph shows the cumulative performance for our common shares over the last five years as of March 31 of each year compared with the performance of the Standard & Poor's 500 Index and the Dow Jones U.S. Medical Supplies Index as of the same date. The graph assumes $100 invested as of March 31, 2006 in our common shares and in each of the named indices. The past performance shown in this graph does not necessarily guarantee future performance.

**COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN***

Among STERIS Corporation, the S&P 500 Index
and the Dow Jones US Medical Supplies Index


$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
3/06
3/07
3/08
3/09
3/10
3/11
STERIS Corporation
S&P 500
Dow Jones US Medical Supplies

*$100 invested on 3/31/06 in stock or index, including reinvestment of dividends.
Fiscal year ending March 31.



| | 3/06 | 3/07 | 3/08 | 3/09 | 3/10 | 3/11 |
|---|---|---|---|---|---|---|
| **STERIS Corporation** | **100.00** | **108.41** | **110.48** | **96.76** | **150.96** | **157.61** |
| **S&P 500** | **100.00** | **111.83** | **106.15** | **65.72** | **98.43** | **113.83** |
| **Dow Jones US Medical Supplies** | **100.00** | **122.63** | **132.65** | **105.71** | **137.78** | **150.42** |

# Corporate Information

## BOARD OF DIRECTORS

**John P. Wareham**[1]
Chairman of the Board
STERIS Corporation
Retired Chairman of the Board
and Chief Executive Officer,
Beckman Coulter, Inc.

**Richard C. Breeden**[1]
Chairman and Chief Executive Officer,
Breeden Capital Management LLC;
Chairman, Richard C. Breeden & Co., LLC

**Cynthia L. Feldmann**[2]
President and Founder,
Jetty Lane Associates

**Jacqueline B. Kosecoff, Ph.D.**[3]
Chief Executive Officer,
Prescription Solutions,
UnitedHealth Group

**David B. Lewis**[2]
Former Chairman, Lewis & Munday

**Kevin M. McMullen**[1]
Chairman of the Board,
Chief Executive Officer and
President, OMNOVA Solutions Inc.

**Walter M Rosebrough, Jr.**[3]
President and Chief Executive Officer,
STERIS Corporation.

**Mohsen M. Sohi, D.Sc.**[3]
Managing Partner,
Freudenberg & Co.

**Loyal W. Wilson**[2]
Managing Director,
Primus Capital Partners, Inc.,
Managing Partner,
Primus Venture Partners, L.P.

**Michael B. Wood, M.D.**[3]
Retired President and CEO,
Mayo Clinic Foundation

[1] Compensation and Corporate Governance Committee Member

[2] Audit and Financial Policy Committee Member

[3] Compliance Committee Member

## EXECUTIVE OFFICERS

**William L. Aamoth**
Vice President and
Corporate Treasurer

**Peter A. Burke**
Senior Vice President and
Chief Technology Officer

**Timothy L. Chapman**
Senior Vice President and
Group President, Healthcare

**Mark D. McGinley**
Senior Vice President,
General Counsel and Secretary

**Robert E. Moss**
Senior Vice President and
Group President,
STERIS Isomedix Services
and Life Sciences

**Walter M Rosebrough, Jr.**
President and Chief Executive Officer

**Michael J. Tokich**
Senior Vice President and
Chief Financial Officer

## EXECUTIVE OFFICES

5960 Heisley Road
Mentor, OH 44060-1834 USA
440-354-2600
www.steris.com

## ANNUAL REPORT

Included in this Annual Report is a copy of STERIS Corporation's Form 10-K filed with the Securities and Exchange Commission for the year ended March 31, 2011. Additional copies of the Company's Form 10-K and other information are available at www.steris-ir.com or upon written request to:

Julie Winter
Director, Investor Relations
STERIS Corporation
5960 Heisley Road
Mentor, OH 44060-1834 USA

## TRANSFER AGENT AND REGISTRAR

**ComputerShare**
P.O. Box 43078
Providence, RI 02940
800-622-6757
www.computershare.com/investor

## INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**Ernst & Young LLP**
Suite 1300
925 Euclid Avenue
Cleveland, OH 44115-1476

## STOCK EXCHANGE LISTING

STERIS common stock is listed on the New York Stock Exchange under the symbol STE.

## ANNUAL MEETING OF SHAREHOLDERS

The Company's 2011 annual meeting will be held on Thursday, July 28, 2011, at 9:00 a.m. Eastern time at its Executive Offices.



STERIS Corporation
5960 Heisley Road
Mentor, OH 44060-1834 · USA
440-354-2600 · 800-548-4873
www.steris.com

Document #ANNRPT11.2011-05, Rev. A